As filed with the Securities and Exchange Commission on September 18, 2003
Registration No. 333-107819

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

Form S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ATARI, INC.

(Exact name of registrant as specified in charter)

Delaware	13-3689915
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

417 Fifth Avenue, New York, NY 10016

(212) 726-6500
(Address, including registrant’s zip code, and telephone number including area code, of principal executive offices)

David J. Fremed

417 Fifth Avenue
New York, NY 10016
(212) 726-6500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David W. Bernstein, Esq. Clifford Chance US LLP 200 Park Avenue New York, NY 10166 (212) 878-8000	Alexander D. Lynch, Esq. Adam M. Dinow, Esq. Wilson Sonsini Goodrich & Rosati, PC 12 East 49th Street — 30th Floor New York, NY 10017 (212) 999-5800

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If the registrant elects to deliver its annual report to securityholders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be registered	registered(1)	Per Unit(2)	Price(2)	Registration Fee

Common Stock, par value $0.01	31,050,000	$4.49	$139,414,500	$11,278.63(3)

(1)	Includes 4,050,000 shares of Common Stock issuable upon exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of Common Stock as reported on the Nasdaq National Market on August 28, 2003.

(3)	Full amount previously paid.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	September 18, 2003

27,000,000 Shares

Common Stock

We are offering 9,000,000 shares and the selling stockholder is offering 18,000,000 shares of our common stock. We will not receive any proceeds from the sale of any common shares sold by the selling stockholder.

Our common stock is traded on the Nasdaq National Market under the symbol “ATAR.” On September 2, 2003, the last reported sale price of our common stock was $4.70 per share.

Investing in our common stock involves risk. See “Risk factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholder	$	$

After the closing of the offering, we will reimburse all underwriting discounts and commissions incurred by the selling stockholder.

The underwriters may also purchase up to an additional 3,276,596 shares of common stock from the selling stockholder and up to 773,404 shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $                    , the total proceeds, before expenses, to us will be $                    , and the total proceeds, before expenses, to the selling stockholder will be $                    .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made in New York, New York on or about                     , 2003.

UBS Investment Bank

Harris Nesbitt Gerard

SoundView Technology Group

The date of this prospectus is

[INSIDE FRONT COVER PAGE

Color image of Atari Inc. logo in center.

INSIDE GATEFOLD

A selection of words (e.g. “PLAY,” “INNOVATE,” “DARE,” “REACH,” “PLANET,” “LAUGH,” “AMAZE,” “IMAGINE” and “SPARK”) in which the “A” is replaced with the Atari Logo in tandem with product logos from some of our most popular games, such as Enter the Matrix, Unreal, Mission Impossible, Terminator 3, Driver, Neverwinter Nights, Test Drive, Dungeons & Dragons, Dragon Ball Z, Backyard Sports, Civilization, Rollercoaster Tycoon, KYA, Dora the Explorer, and BeyBlade.]

You should rely only on information contained in or incorporated by reference in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Atari and the Atari logo are registered trademarks of Atari Interactive, Inc. and are used by us under license. Our product names mentioned in this prospectus are our trademarks, except where we license them. Other product names mentioned in this prospectus are trademarks of their respective owners.

TABLE OF CONTENTS

Prospectus summary	3
Summary consolidated financial data	6
Risk factors	8
Special note regarding forward-looking statements	19
Use of proceeds	20
Price range of our common stock	21
Dividend policy	21
Capitalization	22
Selected consolidated financial data	24
Management’s discussion and analysis of financial condition and results of operations	27
Business	46
Relationship with IESA	59
Management	60
Certain relationships and related party transactions	68
Principal stockholders and selling stockholder	76
Description of common stock	79
Underwriting	81
Legal matters	84
Experts	84
Where you can find more information	84
Information incorporated by reference	85
Index to consolidated financial statements	F-1

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before buying our common stock in this offering. You should read the entire prospectus carefully.

Unless the context otherwise requires, all references to “Atari,” the “Company,” “we,” “us” and “our” include Atari, Inc. and its subsidiaries and predecessors as a consolidated entity.

OUR BUSINESS

We are a leading global publisher and developer of video game software for both gaming enthusiasts and the mass-market audience. We are also a leading distributor of video game software in North America. We publish and distribute games for all platforms, including Sony PlayStation and PlayStation 2; Nintendo Game Boy, Game Boy Advance and GameCube; Microsoft Xbox; and personal computers, referred to as PCs. Our diverse portfolio of products extends over every major video game genre, including: action, adventure, strategy, children, family, racing and sports games.

Our products are based on intellectual properties that we have created internally or have licensed from third parties, including leading entertainment companies. We have built an extensive library of licensed properties that include some of the most recognizable names in popular entertainment. In addition to our licensed properties, we have successfully developed game franchises based on brands we have created internally. The following sets forth some of our most successful franchises, including the units sold through at retail in the United States to date:

--Driver (over 5.0 million);

--Test Drive (over 5.0 million);

--Backyard Sports (over 4.0 million);

--Dragon Ball Z (over 3.5 million);

--Freddi Fish (over 2.0 million); and

--Putt Putt (over 2.0 million).

In addition, we released Enter the Matrix on May 15, 2003, which has since sold through at retail over 3 million units globally.

OUR INDUSTRY

The video game software industry is comprised primarily of software for dedicated game consoles (such as GameCube, PlayStation 2 and Xbox), handhelds (such as Game Boy Advance) and PCs. Publishers of video game software include the console manufacturers, and third-party publishers whose sole involvement in the industry is the development, publishing and distribution of video game software. According to IDC, the worldwide video game software market is expected to be $21.3 billion in 2004.(1)

OUR STRATEGY

Our objectives are to improve our leadership position within the video game software industry through increased market share and to consistently achieve profitability. We believe that our achievement of this objective is largely dependent on our ability to execute the following strategies:

--continue to build a diverse product portfolio for mass entertainment audiences;

--maintain a disciplined approach to product development;

--enhance profitability and achieve financial stability;

--grow through strategic acquisitions and relationships; and

--invest selectively in emerging technologies and early stage development for next-generation consoles.

1	Worldwide Videogame Forecast and Analysis, 2002-2007: The Game’s the Thing, May 2003, IDC #29404.

RELATIONSHIP WITH IESA

Infogrames Entertainment SA (“IESA”), a French corporation listed on Euronext, owns (directly and through a wholly owned subsidiary) approximately 88% of our stock as a result of a combination of a company IESA purchased in 1997 and a publicly owned company that IESA took control of in 1999. IESA is selling 18,000,000 shares in this offering. After the closing of the offering, we will reimburse all underwriting discounts and commissions incurred by IESA. As a general matter, we have conducted our activities in the United States and Canada both with regard to our own products and with regard to distribution of IESA’s products, and IESA has conducted its activities in Europe, Asia and certain other regions, including distribution of our products there.

From time to time, IESA has loaned us money to enable us to make acquisitions or for other purposes. At June 30, 2003, we owed IESA $211.0 million for money we had borrowed from it. At that date, Atari Interactive, Inc. (“Atari Interactive”) and Atari Australia Pty Ltd (“Atari Australia”), both wholly owned subsidiaries of IESA, owed us $40.9 million for money we had advanced to them. Immediately before the offering made by this prospectus, (i) we will transfer to IESA the indebtedness of Atari Interactive and Atari Australia owed to us in satisfaction of an equal amount of our indebtedness to IESA, and (ii) we will satisfy the remainder of our indebtedness to IESA by issuing to it                          shares of our common stock, valued at the public offering price of the shares offered by this prospectus.

In addition, IESA renders management services to us and we render management services to Atari Interactive, which is based in Beverly, Massachusetts. Atari Interactive develops videogames, and owns the name “Atari” and the Atari logo. We use the name “Atari” and the Atari logo under a license from Atari Interactive. In connection with the offering, IESA will cause Atari Interactive to extend the term of the license under which we use the Atari name to ten years expiring on December 31, 2013, for which we have agreed to issue 2 million shares of our common stock to Atari Interactive. In addition, we will pay a royalty equal to 1% of our net revenues during years six through ten of the extended license.

OUR CORPORATE INFORMATION

Atari (formerly known as Infogrames, Inc.) was organized in Delaware in 1992. In May 2003, we changed our name to Atari, Inc. and changed our trading symbol on the Nasdaq National Market to “ATAR.” Our corporate office is located at 417 Fifth Avenue, New York, New York 10016. Our main telephone number is (212) 726-6500. Our worldwide web homepage is located at http://www.atari.com. Information contained on our website should not be deemed part of this prospectus.

The offering

Common stock offered by us	9,000,000 shares
Common stock offered by IESA	18,000,000 shares

Total	27,000,000 shares

Common stock to be outstanding after the offering	116,706,937 shares

Use of proceeds after expenses	We estimate that the net proceeds to us from the offering will be approximately $35.0 million, or approximately $37.6 million if the underwriters exercise their overallotment option in full. We will use approximately $3.3 million of the net proceeds from this offering to repay indebtedness outstanding under our credit facility with GE Commercial Finance’s Corporate Lending business (“GECC”). The GECC credit facility will remain in effect after the closing of the offering. Any remaining net proceeds will be used to pay costs of developing video game software, to meet general working capital needs and, possibly, to acquire development companies or other companies involved in the development or production of video games (although we do not currently have agreements or understandings regarding any acquisitions). We will not receive any proceeds from the sale of the 18,000,000 shares being sold by IESA in the offering made by this prospectus. After the closing of the offering, we will reimburse all underwriting discounts and commissions incurred by IESA, estimated to be $4.2 million.

Recapitalization	Immediately before the offering, (i) we will transfer to IESA an estimated $44.5 million that is owed to us by Atari Interactive and Atari Australia in satisfaction of an equal amount of our indebtedness to IESA and (ii) we will issue to IESA an estimated 35,624,950 shares of our common stock, based on the closing market price of our common stock on September 2, 2003 of $4.70, in satisfaction of the remaining estimated $167.4 million of our indebtedness to IESA. The actual number of shares to be issued to IESA will be calculated based on the actual remaining indebtedness to IESA before the offering and the public offering price. IESA is selling in the offering made by this prospectus a portion of the shares it receives in the recapitalization.

Nasdaq National Market symbol	ATAR

Risk factors	See “Risk factors” on page 8 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 70,081,987 shares of common stock outstanding as of September 2, 2003. The number of shares of our common stock outstanding as of September 2, 2003 excludes:

--5,969,953 shares of common stock issuable upon exercise of stock options outstanding as of September 2, 2003 under our stock option plans, with a weighted average exercise price of $11.68 per share;

--7,998,328 shares of common stock available for future issuance under our stock option plans; and

--271,899 shares of common stock issuable upon exercise of warrants outstanding as of September 2, 2003, at a weighted exercise price of $39.53 per share. Of this amount, 71,400 shares subject to these warrants have an exercise price of $0.05 per share.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters have not exercised the option granted to them to purchase additional shares of common stock in this offering but assumes that 35,624,950 shares of common stock are issued to IESA as part of the capital restructuring at an assumed price per share of $4.70 based on the closing market price of our common stock on September 2, 2003 and 2,000,000 shares of common stock are issued to Atari Interactive in connection with the extension of the license for the Atari name.

Summary consolidated financial data

You should read this data in conjunction with “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, including introductory paragraphs and related notes to these financial statements, appearing elsewhere in this prospectus. Effective April 1, 2000, we changed our fiscal year-end from March 31 to June 30 to conform with IESA’s fiscal year. Effective March 28, 2003, we changed our fiscal year-end from June 30 to March 31 to conform with our peers in the video game software industry. The consolidated financial information for the nine months ended March 31, 2002 and the three months ended June 30, 2002 and 2003 is derived from our unaudited consolidated financial statements.

	Years ended		Nine months ended		Three months ended
	June 30,		March 31,		June 30,
Consolidated statements of operations
data:	2001	2002	2002	2003	2002	2003

	(in thousands, except per share data)
Net revenues	$291,388	$419,045	$289,442	$404,645	$129,603	$151,357
Cost of goods sold	125,940	212,380	152,355	203,858	60,025	70,846

Gross profit	165,448	206,665	137,087	200,787	69,578	80,511
Selling and distribution expenses	72,450	84,628	62,862	72,005	21,766	20,127
General and administrative expenses	67,341	37,423	28,924	32,685	8,497	8,548
Research and development	56,617	70,798	49,399	62,797	21,400	22,229
Other operating (gains) charges, net	(262)	7,400	—	—	7,400	—
Depreciation and amortization(1)	20,297	5,454	3,537	5,859	1,918	1,950

Operating (loss) income	(50,995)	962	(7,635)	27,441	8,597	27,657
Interest expense, net	13,399	11,956	7,887	9,598	4,069	3,046
Other (income) expense	(1,358)	3,272	(287)	(632)	3,559	(118)

(Loss) income before (benefit from) provision for income taxes	(63,036)	(14,266)	(15,235)	18,475	969	24,729
(Benefit from) provision for income taxes	(2,368)	(3,336)	(5,014)	405	1,678	937

Net (loss) income	$(60,668)	$(10,930)	$(10,221)	$18,070	$(709)	$23,792

Net (loss) income per share:
Basic	$(1.07)	$(0.16)	$(0.15)	$0.26	$(0.01)	$0.34

Diluted	$(1.07)	$(0.16)	$(0.15)	$0.26	$(0.01)	$0.32

Weighted average shares outstanding:
Basic	56,839	69,722	69,686	69,878	69,825	69,974

Diluted	56,839	69,722	69,686	70,055	69,825	80,499

Other Operating Data:
EBITDA(2)	$(30,698)	$6,416	$(4,098)	$33,300	$10,515	$29,607

(1)	We adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective July 1, 2001. The adoption has eliminated the goodwill amortization prospectively from the effective date.

(2)	EBITDA represents income (loss) before interest, income taxes, depreciation and amortization. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles and should not be considered in isolation or as a substitute for net income, as an indicator of our operating performance, or cash flow, as a measure of liquidity. Further, EBITDA is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Lastly, EBITDA is not presented consistently by all companies. EBITDA is included in this prospectus because we believe EBITDA is a meaningful measure of our operations and is used by us as a tool to evaluate our performance.

The following table presents our summary consolidated balance sheet data as of June 30, 2001, June 30, 2002, March 31, 2003 and June 30, 2003. The actual and as adjusted consolidated financial information for June 30, 2003 is derived from our unaudited consolidated financial statements. The as adjusted data gives effect to (i) the sale of the 9,000,000 shares of our common stock that we are offering under this prospectus, (ii) the satisfaction of our debt to GECC under the senior credit facility, (iii) the satisfaction of our related party debt, in part through the transfer to IESA of the indebtedness of Atari Interactive and Atari Australia owed to us and in part by the issuance of 36,194,220 shares of additional common stock (based on amounts outstanding as of June 30, 2003), a portion of which IESA is selling in the offering made by this prospectus and (iv) the issuance of 2,000,000 shares of our common stock to Atari Interactive in connection with the extension of our license to the Atari name. For the purposes of preparing this table, we have assumed a public offering price of $4.70 per share, the closing market price of our common stock on September 2, 2003, and we have reduced the estimated net proceeds to us by the estimated underwriting discounts and commissions payable by us of $2.1 million, the estimated offering expenses payable by us of $1.0 million and the reimbursement by us of IESA’s estimated underwriting discounts and commissions of $4.2 million.

	June 30,		March 31,	June 30, 2003

Consolidated balance sheet data:	2001	2002	2003	Actual	As adjusted

Cash and cash equivalents	$4,752	$5,403	$815	$9,154	$36,477
Working capital (deficit)	(57,345)	(51,547)	(91,648)	(83,262)	48,210
Total assets	145,084	241,863	232,082	279,597	275,416
Total debt	149,308	236,211	220,061	218,649	—
Stockholders’ (deficiency) equity	(106,536)	(115,329)	(96,918)	(72,955)	141,513

Risk factors

Before you invest in any of our securities, you should be aware of various risks to which we may be subject, including those described below. You should carefully consider these risks and uncertainties, together with all of the other information included or incorporated by reference in this prospectus before you decide whether to purchase any of our common stock. If any of the material risks or uncertainties we face were to occur, they may have a material and adverse effect on our business, financial condition or results of operations, the trading price of our securities could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

The loss of Wal-Mart, Best Buy, Target or Toys ‘R’ Us as key customers could negatively affect our business.

Our sales to Wal-Mart, Best Buy, Target and Toys ‘R’ Us accounted for approximately 24.0%, 10.5%, 8.6% and 8.3%, respectively, of net revenues for the fiscal year ended March 31, 2003. Our gross accounts receivable from these retailers were approximately $6.2 million, $8.8 million, $7.5 million and $9.0 million, respectively, as of March 31, 2003. Our business, results of operations and financial condition would be adversely affected if:

--we lost any of these retailers as a customer;
--any of these retailers purchased fewer products supplied by us;
--we were unable to collect receivables from any of these retailers on a timely basis or at all; or
--we experienced any other adverse change in our relationship with any of these retailers.

We do not have any written agreements or understandings with Wal-Mart, Toys ‘R’ Us or Target. Consequently, our relationship with Wal-Mart, Toys ‘R’ Us or Target could end or change at any time. We cannot assure you that Wal-Mart, Best Buy, Toys ‘R’ Us and Target will continue to use us as a major supplier of video game software, or at all.

Fluctuations in our quarterly net revenues and results of operations may lead to reduced prices for our stock.

Our quarterly net revenues and results of operations have varied in the past and can be expected to vary in the future. Our business experiences substantial seasonality, and typically, our net revenue is significantly higher during our third fiscal quarter (which ends on December 31) than during our other quarters because of increased consumer demand during the calendar year-end holiday season. Other factors that cause fluctuations include:

--the timing of our release of new titles;
--the popularity of new titles and titles released in prior periods;
--changes in the mix of titles with varying profit margins;
--the timing of customer orders; and
--fluctuations in the size and rate of growth of consumer demand for titles for different platforms.

In other particular fiscal quarters, our net revenues may be lower and vary significantly. As a result, we cannot assure you that our results of operations will be consistent on a quarterly or annual basis. If our results of operations in a quarter fall below our expectations and the expectations of market analysts or investors, the price of our common stock will likely decrease.

Risk factors

Partly because our new product releases during the current fiscal year are concentrated primarily in the first, third and fourth fiscal quarters (ending June 30, 2003, December 31, 2003 and March 31, 2004), our revenues and earnings for the second fiscal quarter (ending September 30, 2003) will be lower than they were during the same period of 2002. Nonetheless, we expect our net revenues for our full fiscal year ending March 31, 2004, to be between $560 million and $590 million, which would be between 5% and 10% higher than our net revenues for the twelve months ended March 31, 2003, and our net income for our full fiscal year to be between $35 million and $45 million, which would be between 100% and 160% higher than our net income for the twelve months ended March 31, 2003.

These expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and must be viewed in light of the discussion under the caption “Special note regarding forward-looking statements” on page 19. Investors are cautioned not to place undue reliance on these expectations, which are speculative in nature. Our actual results may differ materially from these expectations due to various risks including, without limitation those identified under “Special note regarding forward-looking statements” and “Risk factors.” In addition, our results for our fiscal year ending March 31, 2004 will be materially worse than these current expectations if:

•	our new titles, particularly our Driver 3 title which is expected to be released in March 2004, are not released on time or fail to achieve market acceptance;

•	we are unable to achieve anticipated growth in the third and fourth fiscal quarters (ending December 31, 2003 and March 31, 2004, respectively); and

•	we have unanticipated increases in selling and distribution and research and development expenses, or anticipated reductions in general and administrative expenses fail to materialize.

Also, as is discussed under the caption “Our issuance of stock in satisfaction of indebtedness to IESA may materially affect our reported earnings available to common stockholders” on page 18, our issuance of stock to IESA in satisfaction of indebtedness will be treated for accounting purposes as involving a dividend to IESA equal to the value of the number of shares we will be issuing in satisfaction of that debt in excess of the number of shares we would have issued if that debt had been converted into common stock at stated conversion prices of $20 and $9.25 per share. Based upon the September 2, 2003 market price of $4.70 per share, our reported income available for common stockholders would be approximately $39.2 million less than the net income for the year ending March 31, 2004, with a resulting reduction of earnings per share.

Our revenues will decline and our competitive position will be adversely affected if we are unable to introduce successful new products on a timely basis.

Our performance in the video game software publishing business depends on the timely introduction of successful new products, sequels or enhancements of existing products to replace declining revenues from older products. Our inability to introduce compelling new products, sequels or enhancements, or significant delays in their release, could materially and adversely affect the ultimate success of our products and, in turn, our business, results of operations and financial condition, particularly in view of the seasonality of our business. The process of introducing new products, sequels or product enhancements is extremely complex, time consuming and expensive, and will become more complex as new platforms and technologies emerge. Competitive factors in our industry demand that we create increasingly sophisticated products, which in turn makes it difficult to produce and release compelling products on a predictable schedule.

Risk factors

We may be unable to develop and publish new products if we are unable to secure or maintain relationships with leading independent video game software developers.

Although we have substantially increased our internal video game software development capabilities over the last five years, we are still dependent, to a meaningful degree, upon leading independent software developers. Consequently, our success depends in part on our continued ability to obtain or renew product development agreements with leading independent video game software developers. However, we cannot assure you that we will be able to obtain or renew these product development agreements on favorable terms, or at all, nor can we assure you that we will be able to obtain the rights to sequels of successful products which were originally developed for us by leading independent video game software developers. Many of our competitors have greater financial resources and access to capital than we do, which puts us at a competitive disadvantage when bidding to attract leading independent video game software developers to enter into publishing agreements with us. We may be unable to secure or maintain relationships with leading independent video game software developers if our competitors can offer them better shelf access, better marketing support, more development funding, higher royalty rates, or other advantages. Usually, our agreements with independent software developers are easily terminable, often without notice, if either party declares bankruptcy, becomes insolvent, ceases operations or materially breaches its agreement and fails to cure that breach within a designated time frame. In addition, many leading independent video game software developers have limited financial resources. Many are small companies with a few key individuals without whom a project may be difficult or impossible to complete. Consequently, we are exposed to the risk that these developers will go out of business before completing a project, or simply cease work on a project for which we have hired them.

Our results of operations and competitive position may be adversely affected if we are unable to anticipate and adapt to rapidly changing technology, including new console technology.

The video game software industry is characterized by rapidly changing technology. The introduction of new technologies, including new console technology, software media formats, and delivery channels could render our previously released products obsolete or unmarketable. We must continually anticipate the emergence of, and adapt our products to, new technologies and systems. In addition, the development cycle for products designed to operate on new systems has been defined by an increased rate of change and complexity in the technological innovations of video game hardware and software. When we choose to publish or develop a product for a new system, we may need to make a substantial development investment one or two years in advance of when we actually ship products for that system. If we develop products for a new system that is ultimately unpopular, our net revenues from that product may be less than expected and we may not be able to recoup our investment as quickly as anticipated, if at all. Conversely, if we choose not to publish products for a new system that is ultimately popular, our revenue growth and competitive position may be adversely affected.

Risk factors

If we are unable to maintain or acquire licenses to intellectual property, our operating results will be adversely impacted.

Many of our products are based on or incorporate intellectual property owned by others. For example, many of our titles such as Enter the Matrix, Mission Impossible: Operation Surma, and Terminator 3: Rise of the Machines, are based on key film licenses. We expect that many of the products we publish in the future will also be based on intellectual property owned by others. The rights we enjoy to licensed intellectual property may vary based on the agreement we have with the licensor. Competition for these licenses is intense and many of our competitors have greater resources to take advantage of opportunities for such licenses. We are currently in the process of negotiating renewals to several third party licenses. If we are unable to maintain our current licenses and obtain additional licenses with significant commercial value, we believe our sales will decline. In addition, obtaining licenses for popular franchises owned by others could require us to expend significant resources and the licenses may require us to pay relatively high royalty rates. If these titles are ultimately unpopular, we may not recoup our investment made to obtain such licenses. Furthermore, in many instances we do not have exclusive licenses for intellectual property owned by others. In these cases, we may face direct competition from other publishers holding a similar license.

Termination or modification of our agreements with hardware manufacturers will adversely affect our business.

We are required to obtain a license to develop and distribute software for each of the video game consoles. We currently have licenses from Sony to develop products for PlayStation and PlayStation 2, from Nintendo to develop products for Game Boy and GameCube, and from Microsoft to develop products for Xbox. These licenses are non-exclusive, and as a result, many of our competitors also have licenses to develop and distribute video game software for these systems. These licenses must be periodically renewed, and if they are not, or if any of our licenses are terminated or adversely modified, we may not be able to publish games for such platforms or we may be required to do so on less attractive terms. In addition, our contracts with these manufacturers often grant them approval rights over new products and control over the manufacturing of our products. In some circumstances, this could adversely affect our business, results of operations or financial condition by:

--	terminating a project for which we have expended significant resources;

--	leaving us unable to have our products manufactured and shipped to customers;

--	increasing manufacturing lead times and expense to us over the lead times and costs we could achieve if we were able to manufacture our products independently;

--	delaying the manufacture and, in turn, the shipment of products; and

--	requiring us to take significant risks in prepaying for and holding an inventory of products.

Risk factors

The loss of our senior management and skilled personnel could negatively affect our business.

Our future success will depend to a significant degree upon the performance and contribution of our senior management team and upon our ability to attract, motivate and retain highly qualified employees with technical, management, marketing, sales, product development, creative and other skills. In the video game software industry, competition for highly skilled and creative employees is intense and costly. We expect this competition to continue for the foreseeable future, and we may experience increased costs in order to attract and retain skilled employees. We cannot assure you that we will be successful in attracting and retaining skilled personnel. Our business, operating results and financial condition could be materially and adversely affected if we lost the services of senior management or key technical or creative employees or if we failed to attract additional highly qualified employees.

Significant competition in our industry could adversely affect our business.

The video game software market is highly competitive and relatively few products achieve significant market acceptance. Currently, we compete primarily with other publishers of video game software for both video game consoles and PCs. Our competitors include Activision, Inc., Electronic Arts, Inc., SEGA Corporation, Take Two Interactive, Inc., and THQ, Inc., among others. In addition, console manufacturers including Microsoft, Nintendo, and Sony publish products for their respective platforms. Media companies and film studios, such as Walt Disney Company, are increasing their focus on the video game software market and may become significant competitors. These current and future competitors may also gain access to wider distribution channels than we do. As a result, these current and future competitors may be able to:

--	respond more quickly to new or emerging technologies or changes in customer preferences;

--	carry larger inventories;

--	undertake more extensive marketing campaigns;

--	adopt more aggressive pricing policies; and

--	make higher offers or guarantees to software developers and licensors than us.

We may not have the resources required for us to respond effectively to market or technological changes or to compete successfully with current and future competitors. Increased competition may also result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, results of operations or financial condition. We cannot assure you that we will be able to successfully compete against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations and financial condition.

Risk factors

We may face limitations on our ability to integrate additional acquired businesses or to find suitable acquisition opportunities.

We intend to pursue additional acquisitions of companies, properties and other assets which we believe can be operated profitably. Some of these transactions could be material in size and scope. Although we continue to search for additional acquisition opportunities, we may not be successful in identifying suitable acquisition opportunities. As the video game software industry continues to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or an acquisition that is consummated may not enhance our profitability. In the future, we may issue additional shares of our common stock in connection with one or more acquisitions, which may dilute our existing stockholders. Future acquisitions could also divert substantial management time and result in short-term reductions in earnings or special transaction or other charges. In addition, we cannot guarantee that we will be able to successfully integrate the businesses that we may acquire into our existing business. Our stockholders may also not have the opportunity to review, vote on or evaluate future acquisitions.

Revenues from our distribution business may decline as competition increases and Internet technology improves.

During the nine months ended March 31, 2002 and 2003 and the three months ended June 30, 2002 and 2003, net revenues from our distribution business were approximately 27%, 19%, 16% and 10%, respectively, of our total net revenues. This decrease as a percentage of net revenues is primarily a result of the increase of publishing net revenues in the 2003 period over the comparable 2002 period. However, recently, several of our customers have begun to purchase products directly from video game software publishers rather than purchasing through us. New video game systems and electronic delivery systems may also be introduced into the software market and potential new competitors may enter the software development and distribution market, resulting in greater competition. Revenues from our distribution business may be adversely affected as Internet technology is improved to enable consumers to purchase and download full-version software products or order products directly from publishers or from unauthorized or illegal sources over the Internet.

Revenues from our distribution business may decline if the third-party products which we distribute for other companies become unavailable to us.

As part of our distribution business, we earn revenues by distributing to retailers our own products and products of others, including products published by our competitors. We cannot assure you that these competitors will continue to provide us with their products for distribution to our mass merchant customers. Our inability to obtain software titles developed or published by our competitors, coupled with our inability to obtain these titles from other distributors, could have a material adverse effect on our relationships with retailers and our ability to obtain shelf space for our own products, as well as our own revenues that we earn from our distribution activities. This, in turn, could have a material adverse effect on our business, results of operations and financial condition.

Risk factors

If our distribution arrangements with IESA are adversely modified or terminated, we may lose revenue or incur disruption in the distribution of our products.

Pursuant to agreements we have in place with IESA, we distribute products on their behalf in the United States and Canada and IESA distributes products on our behalf in Europe, Asia and certain other regions throughout the world. If these agreements are terminated or amended in a manner adverse to us, we may:

--	obtain new distribution arrangements for our products which may be on less favorable terms;

--	lose revenue from the distribution of IESA’s products;

--	experience difficulties or other delays in the distribution of our products outside the United States and Canada;

--	incur an increase in the cost of distributing our products outside the United States and Canada; or

--	incur problems with retailers to whom we distribute IESA’s products or to whom IESA distributes our products.

We may face increased competition and downward price pressure if we are unable to protect our intellectual property rights.

Our business is heavily dependent upon our confidential and proprietary intellectual property. We sell a significant portion of our published software under licenses from independent software developers and, in these cases, we do not acquire the copyrights for the underlying work. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights and the intellectual property rights of our developers. However, current U.S. and international laws afford us only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or franchises, or obtain and use information that we regard as proprietary. Software piracy is also a persistent problem in the video game software industry. Policing unauthorized use of our products is extremely difficult because video game software can be easily duplicated and disseminated. Furthermore, the laws of some foreign countries may not protect our proprietary rights to as great an extent as U.S. law. Our business, results of operations and financial condition could be adversely affected if a significant amount of unauthorized copying of our products were to occur or if other parties develop products substantially similar to our products. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.

We may face intellectual property infringement claims which would be costly to resolve.

As the number of available video game software products increases, and their functionality overlaps, software developers and publishers may increasingly become subject to infringement claims. We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot assure you that third parties will not assert infringement claims against us in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. We have also initiated litigation to assert our intellectual property rights. Whether brought by or against us, these claims can be time consuming, result in costly litigation and divert management’s attention from our day-to-day operations, which can have a material adverse effect on our business, operating results and financial condition.

Risk factors

If returns and other concessions given to our customers exceed our reserve, our business may be negatively affected.

To cover returns and other concessions, we establish a reserve at the time we ship our products. We estimate the potential for future returns and other concessions based on historical return rates, seasonality of sales and retailer inventories of our products, among other factors. While we are able to recover the majority of our costs when third-party products we distribute are returned, we bear the full financial risk when our own products are returned. In addition, the license fees we pay Sony and Nintendo are non-refundable and we cannot recover these fees when our products are returned. Although we believe we maintain adequate reserves with respect to product returns, we cannot assure you that actual returns will not exceed our reserves, which could adversely affect our business, results of operations and financial condition.

We may be burdened with payment defaults and uncollectible accounts if our customers do not or cannot satisfy their payment obligations.

Distributors and retailers in the video game software industry have, from time to time, experienced significant fluctuations in their businesses, and a number of them have become insolvent. The insolvency or business failure of any significant retailer or distributor of our products could materially harm our business, results of operations and financial condition. We typically make sales to most of our retailers and some distributors on unsecured credit, with terms that vary depending upon the customer’s credit history, solvency, credit limits and sales history, as well as whether we can obtain sufficient credit insurance. In addition, while we maintain a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could significantly harm our business and results of operations.

Our software may be subject to governmental restrictions or rating systems.

Legislation is periodically introduced at the local, state and federal levels in the United States and in foreign countries to establish systems for providing consumers with information about graphic violence and sexually explicit material contained in video game software. In addition, many foreign countries have laws that permit governmental entities to censor the content and advertising of video game software. We believe that mandatory government-run rating systems may eventually be adopted in many countries that are potential markets for our products. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could increase development costs and delay the release of our products in those countries. Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business.

In addition to such regulations, certain retailers have in the past declined to stock some of our competitors’ video game products because they believed that the content of the packaging artwork or the products would be offensive to the retailer’s customer base. Although to date these actions have not impacted our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.

We may become subject to litigation which could be expensive or disruptive.

Similar to our competitors in the video game software industry, we have been and will likely become subject to litigation. Such litigation may be costly and time consuming and may divert management’s attention from our day-to-day operations. In addition, we cannot assure you that such litigation will be ultimately resolved in our favor or that an adverse outcome will not have a material adverse effect on our business, results of operations and financial condition.

Risk factors

RISKS RELATED TO OUR CORPORATE STRUCTURE AND FINANCING ARRANGEMENTS

IESA controls us and could prevent a transaction favorable to our other stockholders.

IESA will beneficially own approximately 70% of our common stock after this offering, which gives it sufficient voting power to prevent any transaction that it finds unfavorable, including an acquisition, consolidation or sale of assets desirable to our other stockholders. IESA also has sufficient voting power to elect a majority of our Board of Directors. Four of the nine members of our Board of Directors are employees of IESA or its affiliates. One of the remaining five directors has recently been affiliated with us and another director is currently affiliated with us. Therefore, only three of the total nine directors are considered independent. This concentration of control could be disadvantageous to other stockholders whose interests differ from those of IESA.

Our success may be impacted by IESA’s success, ability and willingness to continue to support us.

We rely on the staff, efforts and services of IESA and its affiliates in connection with our ongoing operations. IESA, through itself and our other affiliates, provides us with the services of several of our executives, developers and programmers, as well as access to their development and production studios. Our business will be adversely affected if IESA is no longer able to or willing to provide us with this support. In addition, IESA has in the past provided us with significant financing for our operations and acquisitions. While IESA ceased funding our operations since the execution of our revolving 30-month, $50 million Senior Credit Facility with GECC, there remain outstanding significant balances under several credit and debt agreements payable to IESA or its affiliates by us. Although we intend to eliminate our debt to IESA in connection with this offering, there can be no assurance that any such transactions will be consummated, or that if consummated any such transactions will improve our business, results of operations or financial condition. If this debt remains outstanding, our operations will be significantly and adversely impacted given the terms of such credit and debt instruments and the magnitude of the debt outstanding. In addition, if IESA becomes insolvent, certain software licenses we have with Hasbro may revert back to Hasbro.

Our affiliates retain considerable control over the Atari trademarks, and their oversight or exploitation of such trademarks could affect our business.

Atari Interactive, a wholly owned subsidiary of IESA, has granted us the right to use the Atari name for software video games in the United States and Canada. In connection with the offering, IESA will cause Atari Interactive to extend the term of the license under which we use the Atari name to ten years expiring December 31, 2013, for which we have agreed to issue 2,000,000 shares of our common stock to Atari Interactive. In addition, we will pay a royalty equal to 1% of our net revenues during years six through ten of the extended license. We are subject to quality control oversight for our use of the Atari name. Any disputes over our performance under the trademark license agreement could materially affect our business. Furthermore, Atari Interactive’s use of the Atari mark (either through itself, its affiliates or third parties) to exploit products in the video game industry or related sectors could affect the reputation or value associated with the Atari mark, and therefore materially affect our business. Therefore, we are dependent upon the cooperation and business actions of IESA and its affiliates with regard to the Atari trademark.

Risk factors

Our Senior Credit Facility may be terminated.

We utilized the proceeds of our Senior Credit Facility to fund our working capital needs, including the manufacturing and development of products. The credit documents which we entered into with GECC to obtain this credit facility contain numerous covenants and conditions which may cause a default upon breach thereof by us. Although we are currently in full compliance under the credit documents and no event of default has occurred, there can be no assurance that we will continue to remain in compliance. If an event of default occurs under any credit document and GECC opts not to waive such default, the Senior Credit Facility may be terminated and all debt outstanding accelerated, in which case we will need to raise additional capital or seek other alternatives, many of which may adversely affect our stock price.

We may need to seek additional capital.

We have in the past generated significant financial losses. If we generate significant financial losses in the future, our cash resources and Senior Credit Facility may not be adequate to fund our operations. This will require us to seek additional capital, including through the issuance of debt or equity, or through other financing. If we borrow funds, we likely will be obligated to make periodic interest or other debt service payments, and the terms of this debt may impose burdensome restrictions on our ability to operate our business. If we seek financing through the sale of equity securities, our current stockholders may suffer dilution in their percentage ownership of common stock. Additionally, we are not certain as to our ability to raise additional capital in the future or under what terms capital would be available. If we are unable to raise capital when needed, our business will be negatively affected, which could cause our stock price to decline.

RISKS RELATED TO THIS OFFERING

Our stock price is highly volatile.

The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including, but not limited to, the following:

--	quarter to quarter variations in results of operations;

--	our announcements of new products;

--	our competitors’ announcements of new products;

--	our product development or release schedule;

--	general conditions in the video game software, entertainment, media or electronics industries;

--	our ability to successfully negotiate licenses with third parties;

--	timing of the introduction of new platforms and delays in the actual release of new platforms;

--	changes in earnings estimates; or

--	investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers.

Risk factors

Additionally, the public stock markets experience extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock. As of June 30, 2003, of the 70 million shares of our outstanding common stock, only 8.3 million shares (approximately 12%) were not held by our affiliates. This stock ownership structure and general lack of liquidity may also be a cause of volatility in our market price.

Our issuance of stock in satisfaction of indebtedness to IESA may materially affect our reported earnings available to common stockholders.

In connection with this offering, a portion of our long-term related party debt will be satisfied by our issuing common stock at the offering price. Some of this long-term debt is convertible at IESA’s option, into common stock at stated conversion prices, which are substantially higher than the current market price of our common stock. Since the public offering price is likely to be materially lower than the stated conversion prices of the long-term debt, the number of shares of common stock we issue in satisfaction of the long-term debt will likely be substantially greater than the number of shares we would be required to issue if IESA converted the long-term debt in accordance with the stated terms of the long-term debt. If this is the case, the value of the additional shares will be treated as a dividend to IESA. This will not affect our reported net income or our stockholders’ equity, however, it will reduce our reported income available for common stockholders, and therefore, will reduce our earnings per share.

The large number of shares eligible for public sale after this offering could cause our stock price to decline.

IESA holds a substantial number of shares of our common stock that they will be able to sell in the public market after the expiration of its lock-up agreement with the underwriters which will end 120 days after the date of the final prospectus relating to the offering. Except as provided in the lock-up agreement, we generally cannot control the timing of any sale made by IESA. Large sales by IESA could significantly reduce the market price of our common stock. These potential sales also could impede our ability to raise future capital.

Special note regarding forward-looking statements

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond our control, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Important factors that could cause actual results to differ materially from those in our forward looking statements in this prospectus include, but are not limited to:

--	a reduction in demand for video games generally (whether because of general economic conditions, changing consumer tastes or otherwise);

--	an inability to obtain licenses to create games based on movies or other properties that have attained a high level of consumer recognition or acceptance;

--	an inability to extend or obtain rights to produce games for new hardware systems (possibly because of decisions by hardware manufacturers to produce all games for their systems) or loss of rights to produce games that can be played on popular existing hardware systems;

--	an inability to obtain access to people who are capable of creating games that take advantage of new technologies or of particular licensed properties;

--	timing of new product releases;

--	unexpected production or distribution costs;

--	failure of particular video games to achieve expected sales volumes;

--	an inability to maintain anticipated pricing for our products;

--	unanticipated changes in the product mix;

--	unanticipated changes in the mix of our revenues from distribution activities and published product sales; and

--	other risk factors, including but not limited to, those discussed in “Risk factors.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Use of proceeds

We estimate that the net proceeds to us from the offering will be approximately $35.0 million, or approximately $37.6 million if the underwriters exercise their overallotment option in full. We will use approximately $3.3 million of the net proceeds from this offering to repay indebtedness outstanding under our credit facility with GECC. Any remaining net proceeds will be used to pay costs of developing video game software, to meet general working capital needs and, possibly, to acquire development companies or other companies involved in the development or production of video games (although we do not currently have agreements or understandings regarding any acquisitions). Pending these uses, we intend to invest the net proceeds in short-term, interest bearing, investment-grade securities. We will not receive any proceeds from the sale of the 18,000,000 shares being sold by IESA in the offering made by this prospectus. After closing of the offering, we will reimburse all underwriting discounts and commissions incurred by IESA, estimated to be $4.2 million.

As of September 2, 2003, outstanding borrowings under our credit facility with GECC were approximately $3.3 million. Borrowings under the credit facility bear interest at prime plus 1.25% for daily borrowings or LIBOR plus 3% for borrowings with a maturity of 30 days or greater. Borrowings from the credit facility were used to fund our working capital and general corporate needs, as well as to fund advances to Paradigm Entertainment, Inc. and Atari Interactive, each a related party.

Price range of our common stock

Our common stock is quoted on Nasdaq under the symbol “ATAR.” The high and low closing sales prices for our common stock as reported by Nasdaq for the fiscal years ended June 30, 2001, June 30, 2002 and March 31, 2003 and the first and part of the second fiscal quarters for the current fiscal year ending March 31, 2004, are summarized below.

Fiscal year ended June 30, 2001	High	Low

First Quarter	$8.50	$5.00
Second Quarter	11.00	5.56
Third Quarter	10.13	5.06
Fourth Quarter	8.20	4.93
Fiscal year ended June 30, 2002

First Quarter	$9.17	$2.95
Second Quarter	7.55	3.31
Third Quarter	8.00	5.91
Fourth Quarter	7.20	2.43
Nine month period ended March 31, 2003

First Quarter	$3.40	$2.19
Second Quarter	2.80	1.34
Third Quarter	2.50	1.69
Fiscal year ending March 31, 2004

First Quarter	$6.59	$1.91
Second Quarter (through September 2, 2003)	5.20	4.00

On September 2, 2003, the last reported sale price for our common stock on Nasdaq was $4.70 per share. Since IESA holds a substantial portion of our common stock, only a small percentage of our common stock is publicly traded. As a result, the trading price of our common stock may not be indicative of the trading price of our common stock if it were held more broadly. As of July 29, 2003, there were approximately 9,180 holders of record of our common stock.

Dividend policy

We have never paid dividends on our common stock and do not currently anticipate paying dividends on our common stock. We currently intend to retain future earnings, if any, to finance operations and for the expansion and operation of our business.

The terms of our indebtedness impose limitations on our ability to pay dividends or make other distributions on our capital stock. We may enter into additional agreements related to our indebtedness from time to time which may contain similar limitations.

Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, capital requirements and such other factors as our Board of Directors deems relevant.

Capitalization

The following table sets forth, as of June 30, 2003, our cash and capitalization:

--	on an actual basis; and

--	on an as adjusted basis to give effect to (i) the sale of the 9,000,000 shares of common stock in the offering made by this prospectus, (ii) the satisfaction of our debt to GECC under our senior credit facility, (iii) the satisfaction of our related party debt, in part through the transfer to IESA of the indebtedness of Atari Interactive and Atari Australia owed to us and in part by the issuance of an estimated 36,194,220 shares of additional common stock (based on amounts outstanding at June 30, 2003), a portion of which IESA is selling in the offering made by this prospectus, (iv) the issuance of 2,000,000 shares of our common stock to Atari Interactive in connection with the extension of our license to the Atari name and (v) a dividend to IESA equal to the value of the number of shares we will be issuing in satisfaction of that debt in excess of the number of shares we would have issued if that debt had been converted into common stock at stated conversion prices of $20 and $9.25 per share.

For purposes of preparing this table, we have assumed a public offering price of $4.70 per share and we have reduced the estimated net proceeds to us by the estimated underwriting discounts and commissions payable by us of $2.1 million, the estimated offering expenses payable by us of $1.0 million and the underwriting discounts and commissions incurred by the selling stockholder, estimated to be $4.2 million, which we will reimburse after the closing of the offering.

This information should be read together with the sections of this prospectus entitled “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included in this prospectus.

	As of June 30, 2003

	Actual		As adjusted

	(in thousands)
Cash and cash equivalents	$9,154		$36,477

Debt:
Revolving credit facility	$7,632		$—
Current portion of related party medium-term loan	48,277		—
Related party credit facility	44,800		—
Related party debt	117,940		—

Total debt	$218,649	(1)	$—

Stockholders’ deficiency:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued or outstanding	$—		$—
Common stock, $0.01 par value, 300,000,000 shares authorized; 69,978,804 issued and outstanding at June 30, 2003, and 117,173,024 shares issued, as adjusted	700		1,172
Additional paid-in capital	486,179		739,375
Accumulated deficit	(563,059)		(602,259)
Accumulated other comprehensive income	3,225		3,225

Total stockholders’ (deficiency) equity	(72,955)		141,513

Total capitalization	$145,694	(1)	$141,513

(1)	There is $40.9 million owed to us from Atari Interactive and Atari Australia that will be offset at the closing of the offering against debt we owe to IESA.

Capitalization

The table above excludes:

--	6,226,750 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2003 under our stock option plans, with a weighted average exercise price of $11.99 per share;

--	7,832,141 shares of common stock available for future issuance under our stock option plans; and

--	284,499 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2003 at a weighted exercise price of $37.78 per share. Of this amount, 84,000 shares subject to these warrants have an exercise price of $0.05 per share.

We have for some time been negotiating to obtain a production finance facility that would provide, or reimburse us for, up to $35 million spent on the production of three video games. As currently contemplated, the facility, if entered into, would have to be repaid within 33 months and would be secured by the three games. While it is possible that this production finance facility will be in place very shortly, it is also possible that it will never be put in place.

Selected consolidated financial data

The following tables set forth a summary of our consolidated financial data which, for the years ended March 31, 1999 and 2000, the three months ended June 30, 2000, the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2003, is derived from our consolidated financial statements which have been audited by Deloitte & Touche LLP. The consolidated financial information for the three months ended June 30, 1999, the year ended June 30, 2000, the nine months ended March 31, 2002 and the three months ended June 30, 2002 and 2003, is derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. On October 2, 2000, we completed a merger with Infogrames North America, Inc. (“INA”), a wholly-owned subsidiary of IESA (the “INA Merger”). The merger was accounted for on an “as if pooled” basis as of December 16, 1999, the date from which we and INA were under the common control of IESA.

Effective April 1, 2000, we changed our fiscal year-end from March 31 to June 30 to conform with IESA’s fiscal year. Effective March 28, 2003, we changed our fiscal year-end from June 30 to March 31 to conform with our peers in the video game software industry.

In November 2001, the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) reached a consensus on Issue 01-9 (formerly EITF issues 00-14 and 00-25), “Accounting for Consideration Given to a Customer or Reseller of the Vendor’s Products”. This EITF addressed the recognition, measurement and income statement classification of consideration from a vendor to a customer in connection with the customer’s purchase or promotion of the vendor’s products. The EITF requires the cost of such items as cooperative advertising arrangements, price protection and other allowances to be accounted for as a reduction of revenues. The impact of this accounting principle resulted in the reclassification of cooperative advertising from selling and distribution expenses to a reduction of net revenues and has no impact on our financial position or net income. All comparative periods have been reclassified to conform to the new requirements.

Selected consolidated financial data

The following should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

			Three months					Nine months		Three months
	Years ended		ended					ended		ended
	March 31,		June 30,		Years ended June 30,			March 31,		June 30,

Consolidated statements
of operations data:	1999	2000	1999	2000	2000	2001	2002	2002	2003	2002	2003

	(in thousands, except per share data)
Net revenues	$556,965	$373,596	$115,113	$47,781	$306,264	$291,388	$419,045	$289,442	$404,645	$129,603	$151,357
Cost of goods sold	329,959	307,292	62,143	25,283	270,432	125,940	212,380	152,355	203,858	60,025	70,846

Gross profit	227,006	66,304	52,970	22,498	35,832	165,448	206,665	137,087	200,787	69,578	80,511
Selling and distribution expenses	130,171	140,175	27,116	20,076	133,135	72,450	84,628	62,862	72,005	21,766	20,127
General and administrative expenses	58,938	77,447	9,312	17,602	85,737	67,341	37,423	28,924	32,685	8,497	8,548
In process research and development	5,000	—	—	—	—	—	7,400	—	—	7,400	—
Research and development	75,242	71,184	16,366	17,275	72,093	56,617	70,798	49,399	62,797	21,400	22,229
Restructuring and other charges	19,159	37,948	—	11,081	49,029	5,239	—	—	—	—	—
(Gain) on sale of line of business	—	—	—	—	—	(5,501)	—	—	—	—	—
Depreciation and amortization (1)	14,606	25,654	3,885	5,788	27,557	20,297	5,454	3,537	5,859	1,918	1,950

Operating (loss) income	(76,110)	(286,104)	(3,709)	(49,324)	(331,719)	(50,995)	962	(7,635)	27,441	8,597	27,657
Interest expense, net	5,108	18,123	1,959	4,328	20,492	13,399	11,956	7,887	9,598	4,069	3,046
Other expense (income)	207	418	293	497	622	(1,358)	3,272	(287)	(632)	3,559	(118)

(Loss) income before (benefit from) provision for income taxes	(81,425)	(304,645)	(5,961)	(54,149)	(352,833)	(63,036)	(14,266)	(15,235)	18,475	969	24,729
(Benefit from) provision for income taxes	(29,628)	40,891	(2,109)	1,251	44,251	(2,368)	(3,336)	(5,014)	405	1,678	937

(Loss) income from continuing operations	(51,797)	(345,536)	(3,852)	(55,400)	(397,084)	(60,668)	(10,930)	(10,221)	18,070	(709)	23,792

Loss from discontinued operations	(19,041)	(477)	—	—	(477)	—	—	—	—	—	—

Net (loss) income before dividends on preferred stock	(70,838)	(346,013)	(3,852)	(55,400)	(397,561)	(60,668)	(10,930)	(10,221)	18,070	(709)	23,792
Less dividends on preferred stock	226	—	600	—	—	—	—	—	—	—	—

Net (loss) income attributable to common stockholders	$(71,064)	$(346,013)	$(4,452)	$(55,400)	$(397,561)	$(60,668)	$(10,930)	$(10,221)	$18,070	$(709)	$23,792

Selected consolidated financial data

			Three months					Nine months		Three months
	Years ended		ended					ended		ended
	March 31,		June 30,		Years ended June 30,			March 31,		June 30,

Consolidated statements
of operations data:	1999	2000	1999	2000	2000	2001	2002	2002	2003	2002	2003

	(in thousands, except per share data)
Basic (loss) income per share from continuing operations	$(3.73)	$(21.00)	$(0.31)	$(2.68)	$(22.10)	$(1.07)	$(0.16)	$(0.15)	$0.26	$(0.01)	$0.34
Basic (loss) per share from discontinued operations	(1.37)	(0.03)	—	—	(0.03)	—	—	—	—	—	—

Basic net (loss) income per share	$(5.10)	$(21.03)	$(0.31)	$(2.68)	$(22.13)	$(1.07)	$(0.16)	$(0.15)	$0.26	$(0.01)	$0.34

Diluted (loss) income per share from continuing operations	$(3.73)	$(21.00)	$(0.31)	$(2.68)	$(22.10)	$(1.07)	$(0.16)	$(0.15)	$0.26	$(0.01)	$0.32
Diluted (loss) per share from discontinued operations	(1.37)	(0.03)	—	—	(0.03)	—	—	—	—	—	—

Diluted net (loss) income per share	$(5.10)	$(21.03)	$(0.31)	$(2.68)	$(22.13)	$(1.07)	$(0.16)	$(0.15)	$0.26	$(0.01)	$0.32

Weighted average shares outstanding:
Basic(2)	13,931	16,451	14,574	20,646	17,963	56,839	69,722	69,686	69,878	69,825	69,974

Diluted(2)	13,931	16,451	14,574	20,646	17,963	56,839	69,722	69,686	70,055	69,825	80,499

Other operating data:
EBITDA(3)	$(61,504)	$(260,450)	$176	$(43,536)	$(304,162)	$(30,698)	$6,416	$(4,098)	$33,300	$10,515	$29,607

(1)	We adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective July 1, 2001. The adoption has eliminated goodwill amortization prospectively from the effective date.

(2)	Reflects the one-for-five reverse stock split approved by our Board of Directors which became effective on June 26, 2000. All periods have been restated to reflect the reverse stock split.

(3)	EBITDA represents income (loss) before interest, income taxes, depreciation and amortization. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles and should not be considered in isolation or as a substitute for net income, as an indicator of our operating performance, or cash flow, as a measure of liquidity. Further, EBITDA is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Lastly, EBITDA is not presented consistently by all companies. EBITDA is included in this prospectus because we believe EBITDA is a meaningful measure of operations and is used by us as a tool to evaluate our performance.

	March 31,		June 30,
Consolidated balance						March 31,	June 30,
sheet data:	1999	2000	2000	2001	2002	2003	2003

	(in thousands)
Cash and cash equivalents	$13,512	$25,857	$13,463	$4,752	$5,403	$815	$9,154
Working capital (deficit)	131,770	(146,088)	(191,469)	(57,345)	(51,547)	(91,648)	(83,262)
Total assets	438,911	222,514	170,475	145,084	241,863	232,082	279,597
Total debt	98,750	217,476	257,357	149,308	236,211	220,061	218,649
Stockholders’ equity (deficiency)	127,133	(182,777)	(242,220)	(106,536)	(115,329)	(96,918)	(72,955)

Management’s discussion and analysis of financial condition
and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion contains forward-looking statements that involve known and unknown risks and uncertainties, including those set forth under “Risk factors.”

OVERVIEW

We are a leading global publisher and developer of video game software for both gaming enthusiasts and the mass-market audience.

Development, publishing and distribution of video game software are our major activities. Development activities include development of games by both internal and external development studios. Internal studios are studios owned and/or managed by us for the sole purpose of game development and external development studios are independent studios with which we or IESA and its subsidiaries have contracts for the development of specific titles. Our publishing activities include overseeing development, sales, marketing and packaging of video game software. Distribution activities primarily include the sale of games produced by other publishers.

Our margins may vary over time as a result of a variety of factors. Typically, titles based on intellectual property owned or created by us yield higher margins than those titles based on licensed properties due to the fact that we must pay royalties to the licensor. Our margins may also be impacted by the platform for which the title is published. We must pay a hardware manufacturing royalty fee for products published for consoles, which is not required for products published for PCs. Accordingly, our per unit manufacturing cost for video game software for PCs is less than the per unit manufacturing cost of console and handheld products. Lastly, distribution sales typically earn a lower margin than published product sales.

The video game software industry has experienced an increased rate of change and complexity in the technological innovations of video game hardware and software. In addition to these technological innovations, there has been greater competition for shelf space and creative talent as well as increased buyer selectivity. As a result, the video game industry has become increasingly hit-driven, which has led to higher per game production budgets, longer and more complex development processes, and generally shorter product life cycles. The importance of the timely release of hit titles, as well as the increased scope and complexity of the product development process, have increased the need for disciplined product development processes that limit cost and overruns. This in turn has increased the importance of leveraging the technologies, characters or storylines of existing hit titles into additional video game software franchises in order to spread development costs among multiple products. In this environment, we are determined to achieve balances between internal and external development, and licensed and proprietary products.

The distribution channels for interactive software have expanded significantly in recent years. Consumers have access to interactive software through a variety of outlets, including mass-merchant retailers such as Wal-Mart and Target; major retailers, such as Best Buy, CompUSA, and Toys ’R’ Us; and specialty stores such as Electronics Boutique and GameStop. Additionally, our games are made available through various Internet and on-line networks. Our sales to Wal-Mart, Best Buy, Target and Toys ’R’ Us accounted for approximately 24.0%, 10.5%, 8.6% and 8.3%, respectively, of net revenues for the fiscal year ended March 31, 2003.

Management’s discussion and analysis of financial condition and results of operations

Effective April 1, 2000, we changed our fiscal year-end from March 31 to June 30 to conform with IESA’s fiscal year. Effective March 28, 2003, we changed our fiscal year-end from June 30 to March 31 to conform with our peers in the video game software industry. Accordingly, the discussion of financial results set forth below compares the three months ended June 30, 2003 to the three months ended June 30, 2002, the nine months ended March 31, 2003 to the nine months ended March 31, 2002, and the year ended June 30, 2002 to the year ended June 30, 2001.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to accounts and notes receivable, inventories, intangible assets, investments, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Sales returns, price protection, other customer related allowances and allowance for doubtful accounts

Our sales are recorded net of estimated future returns, price protection and other customer related allowances. We are not contractually obligated to accept returns; however, based on facts and circumstances at the time a customer may request approval for a return, and we may permit the return or exchange of products sold to certain customers. In addition, we may provide price protection, co-operative advertising and other allowances to certain customers in accordance with industry practice. These reserves are determined based on historical experience, market acceptance of products produced, budgeted customer allowances and existing commitments to customers. Although we believe we provide adequate reserves with respect to these items, actual activity could vary from our estimates and such variances could have a material impact on reported results.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments when due or within a reasonable period of time thereafter. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make required payments, additional allowances may be required.

For the three months ended June 30, 2002 and 2003 and the nine months ended March 31, 2002 and 2003, we recorded allowances for bad debts, returns, price protection and other customer promotional programs of approximately $28.6 million, $31.5 million, $81.0 million and $82.3 million, respectively. As of March 31, 2003 and June 30, 2003, the aggregate reserves against accounts receivables for bad debts, returns, price protection and other customer promotional programs were approximately $40.3 million and $42.3 million, respectively.

Management’s discussion and analysis of financial condition and results of operations

Inventories

We write down our inventories for estimated slow-moving or obsolete inventories equal to the difference between the cost of inventories and estimated market value based upon assumed market conditions. If actual market conditions are less favorable than those assumed by management, additional inventory write-downs may be required. For the three months ended June 30, 2002 and 2003 and the nine months ended March 31, 2002 and 2003, we recorded obsolescence expense of approximately $1.6 million, $0.4 million, $(0.8) million and $3.4 million, respectively. As of March 31, 2003 and June 30, 2003, the aggregate reserves against inventories were approximately $4.9 million and $3.7 million, respectively.

External developer royalty advances and milestone payments

Rapid technological innovation, shelf-space competition, shorter product life cycles and buyer selectivity have made it extremely difficult to determine the likelihood of individual product acceptance and success. As a result, we follow the policy of expensing external developer royalty advances (also known as developer advances) as incurred, treating such costs as research and development expenses. Generally, developers are paid an advance upon the signing of a contract with us. Subsequent payments are due as the specific contractual milestones are met by the developer and approved by us. The timing of when these contracts are entered into and when milestone payments are made could vary significantly from budgeted amounts and, because these payments are expensed as incurred, they could have a material impact on reported results in a given period.

Income taxes

We file income tax returns in every jurisdiction in which we have reason to believe we are subject to tax. Historically, we have been subject to examination by various taxing jurisdictions. To date, none of these examinations has resulted in any material additional tax. Nonetheless, any tax jurisdiction may contend that a filing position claimed by us regarding one or more of our transactions is contrary to that jurisdiction’s laws or regulations. As of June 30, 2003, we have combined net operating loss carryforwards of approximately $408.4 million for federal tax purposes. These loss carryforwards are available to offset future taxable income, if any, and will expire beginning in the years 2011 through 2022. We experienced an ownership change in 1999 as a result of our acquisition by IESA. Under Section 382 of the Internal Revenue Code, when there is an ownership change, the pre-ownership-change loss carryforwards are subject to an annual limitation which could reduce or defer the utilization of these loses. Pre-acquisition losses of approximately $203.3 million are subject to an annual limitation (approximately $7.2 million). We monitor our tax liability on a quarterly basis and record the estimated tax obligation based on our current year-to-date taxable income.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table sets forth certain consolidated statements of operations data as a percentage of net revenues for the periods presented.

	Years ended		Nine months ended		Three months ended
	June 30,		March 31,		June 30,

	2001	2002	2002	2003	2002	2003

Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	43.2	50.7	52.6	50.4	46.3	46.8

Gross profit	56.8	49.3	47.4	49.6	53.7	53.2
Selling and distribution expenses	24.9	20.2	21.7	17.8	16.8	13.3
General and administrative expenses	23.1	8.9	10.0	8.1	6.6	5.6
In process research and development	—	1.8	—	—	5.7	—
Research and development	19.4	16.9	17.1	15.5	16.5	14.7
Restructuring and other charges	1.2	—	—	—	—	—
INA merger costs	0.6	—	—	—	—	—
(Gain) on sale of line of business	(1.9)	—	—	—	—	—
Depreciation and amortization(1)	7.0	1.3	1.2	1.4	1.5	1.3

Operating (loss) income	(17.5)	0.2	(2.6)	6.8	6.6	18.3
Interest expense, net	4.6	2.9	2.7	2.4	3.1	2.0
Other (income) expense	(0.5)	0.7	(0.0)	(0.2)	2.8	(0.0)

(Loss) income before (benefit from) provision for income taxes	(21.6)	(3.4)	(5.3)	4.6	0.7	16.3
(Benefit from) provision for income taxes	(0.8)	(0.8)	(1.8)	0.1	1.2	0.6

Net (loss) income	(20.8)%	(2.6)%	(3.5)%	4.5%	(0.5)%	15.7%

(1)	We adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective July 1, 2001. The adoption has eliminated the goodwill amortization prospectively from the effective date.

Three months ended June 30, 2003 versus the three months ended

June 30, 2002

Net revenues for the three months ended June 30, 2003 increased approximately $21.8 million or 16.8% from $129.6 million to $151.4 million. This increase is attributable to our continued growth in our publishing business, driven by the success of Enter the Matrix.

Management’s discussion and analysis of financial condition and results of operations

Total publishing net revenues for the three months ended June 30, 2003 increased approximately $27.3 million or 25.2% to $135.6 million from $108.3 million in the comparable 2002 period. On May 15, 2003, we launched our much anticipated new release, Enter the Matrix, which became the industry’s top-selling title on all console platforms for the month of May. During the month of June this success continued as Enter the Matrix ranked number one among all PlayStation 2 titles, number two among all Xbox titles and number six among all GameCube titles. Other major new releases in the 2003 quarter included the latest installment from the Dragon Ball Z (“DBZ”) franchise, DBZ: Legacy of Goku II for Game Boy Advance, as well as Godzilla: Destroy All Monsters for Xbox and Neverwinter Nights Expansion Pack I for the PC. The comparable June 2002 period also benefited from several strong new releases, chiefly Stuntman for PlayStation 2, Test Drive 2001 for PlayStation 2, Neverwinter Nights for the PC and the first DBZ: Legacy of Goku for Game Boy Advance. Additionally, international royalties earned from the sale of U.S. products in Europe for the three months ended June 30, 2003 were $17.3 million, significantly above the comparable 2002 international royalties of $1.6 million, due largely to the success of Enter the Matrix. Total third-party distribution net revenues for the three months ended June 30, 2003 decreased by approximately $5.5 million or 25.8% to $15.8 million from $21.3 million in the comparable 2002 period from continued general industry softness in productivity software, the loss of distribution business from certain vendors, and fewer new titles launched in the current period by our third-parties for whom we distribute.

Gross profit increased to $80.5 million for the three months ended June 30, 2003 from $69.6 million in the comparable 2002 period due mainly to increased sales volume. Gross profit as a percentage of net revenues decreased slightly from 53.7% for the three months ended June 30, 2002 to 53.2% in the comparable 2003 period. This slight decline of gross profit as a percentage of net revenues is the net result of a shift within the publishing business from PC product to more costly console product, largely offset by a shift out of the distribution business into the publishing business. Approximately 77.7% of the publishing businesses shipments were console sales during the three months ended June 30, 2003 versus 67.9% in the comparable 2002 period. For the three months ended June 30, 2003, the distribution business accounted for 10.4% of our net revenues as compared to 16.4% for the comparable 2002 period.

Selling and distribution expenses primarily include shipping expenses, personnel expenses, advertising and promotion expenses and distribution costs. During the three months ended June 30, 2003, selling and distribution expenses decreased approximately $1.7 million, or 7.8%, to $20.1 million from $21.8 million in the comparable 2002 period. Variable distribution costs as a percentage of net revenues have improved over the June 2002 quarter from 3.4% to 2.4% as various planned operational efficiencies and changes in product mix have reduced freight and distribution expenses. Selling expenses, including travel and field service fees, decreased $0.6 million to $0.9 million from $1.5 million in the June 2002 quarter. Finally, higher advertising expenses of $1.1 million were largely offset by $0.9 million of savings from our Australian operation which is in the process of being closed. Nominal selling and distribution costs were incurred by the Australia operation in the June 2003 quarter. The efficiencies in selling and distribution expenses created a decrease in these expenses as a percentage of net revenues to 13.3% for the three months ended June 30, 2003 from 16.8% in the comparable 2002 period.

General and administrative expenses primarily include personnel expenses, facilities costs, professional expenses and other overhead charges. These expenses for the three months ended June 30, 2003 and 2002 remained constant at $8.5 million each period. General and administrative expenses as a percentage of net revenues decreased to 5.6% for the three months ended June 30, 2003 from 6.6% in the comparable 2002 period.

Management’s discussion and analysis of financial condition and results of operations

The $7.4 million of in-process research and development expense in the June 2002 quarter represents a portion of the purchase price paid for the Shiny development studio during that quarter. All in-process research and development must be charged to expense in the period immediately following the related acquisition. No such expense was recorded in the current period.

Research and development expenses primarily include the payment of royalty advances to third-party developers on products that are currently in development and direct costs of internally developing and producing a title. These expenses for the three months ended June 30, 2003 increased approximately $0.8 million, or 3.7%, to $22.2 million from $21.4 million in the comparable 2002 period. The primary reason for the increase in research and development expense was from increased spending by our internal development studios. During the three months ended June 30, 2003, our internal development studios incurred expenses of $10.7 million, an increase of $1.5 million or 16.3% from $9.2 million in the comparable 2002 period. This additional expense is partially offset by development expenses owed to external developers, which are down by $1.1 million from the June 2002 quarter, because of the timing of milestone completions upon which this expense is based. In relation to total research and development expenses, the internal costs represented 48.2% of the total research and development costs for the three months ended June 30, 2003, while internal costs were 43.0% of total research and development costs for the comparable 2002 period. Research and development expenses, as a percentage of net revenues, decreased slightly to 14.7% for the three months ended June 30, 2003 from 16.5% in the comparable 2002 period.

Depreciation and amortization for three months ended June 30, 2003 remained relatively constant, increasing by $0.1 million, or 5.3%, to $2.0 million from $1.9 million in the comparable 2002 period.

Interest expense, net, decreased approximately $1.1 million to $3.0 million for the three months ended June 30, 2003 from $4.1 million in the comparable 2002 period. The decrease is due to a reduction in borrowings under the Credit Agreement with IESA and repayment of the BNP Paribas note in August 2002, partially offset by interest expense and the amortization of deferred financing costs incurred under the GECC Senior Credit Facility closed in November 2002. We also earned $0.6 million of offsetting interest income in the June 2003 quarter from advances made to Atari Interactive. Non-cash interest related to the IESA 0% subordinate convertible note and 5% subordinated convertible notes included in interest expense is approximately $1.6 million in each of the quarters ended June 30, 2002 and 2003.

Other expense (income) included a $3.6 million write-down of our investment in an external developer during the three months ended June 30, 2002. No such expense was recorded during the three months ended June 30, 2003.

During the three months ended June 30, 2003, we recorded a provision for federal and state alternative minimum tax provisions of approximately $0.6 million and a regular provision for state taxes of approximately $0.3 million. For the three months ended June 30, 2002, a provision for taxes of approximately $1.7 million was recorded, the majority of which related to foreign tax liabilities of our foreign operations.

Nine months ended March 31, 2003 to nine months ended March 31, 2002

Net revenues for the nine months ended March 31, 2003 increased approximately $115.2 million or 39.8% from $289.4 million to $404.6 million. This increase is attributable to our growth in our publishing business, offset by a slight decrease in our third-party distribution business.

Management’s discussion and analysis of financial condition and results of operations

Total publishing net revenues for the nine months ended March 31, 2003 increased approximately $117.9 million or 55.6% to $329.8 million from $211.9 million in the comparable 2002 period. This increase is due to the success of both new releases and catalogue titles, as well as an increase in royalty income earned from sales of our product sold internationally. Our top fifty selling published products for the nine months ended March 31, 2003 generated revenues of approximately $223.2 million, an increase of $87.4 million or 64.4%, from $135.8 million in the comparative 2002 period. Included in the $223.2 million of the top fifty selling published products were the top four new releases for the 2003 period accounting for approximately $86.7 million of the revenues generated as compared to $44.5 million from the top four new releases during the nine months ended March 31, 2002. This is an increase of approximately $42.2 million or 94.8% as compared to the top four new releases in comparable 2002 period and 48.3% of the total increase in top fifty selling published products compared to the comparable 2002 period. The top four new releases during the nine months ended March 31, 2003 were expansions from some of our most successful franchises and include Dragon Ball Z: Budokai for PlayStation 2, Unreal Championship for Xbox, Unreal Tournament 2 for the PC and Rollercoaster Tycoon 2 for the PC. Additionally, we increased our royalty income generated from international sales of our products. International royalties were $18.8 million for the nine months ended March 31, 2003, an increase from $3.2 million in the comparable 2002 period. Total third-party distribution net revenues for the nine months ended March 31, 2003 decreased slightly by approximately $2.7 million or 3.5% to $74.8 million from $77.5 million in the comparable 2002 period due primarily to a reduction in the Australian operation’s distribution business.

Gross profit increased to $200.8 million for the nine months ended March 31, 2003 from $137.1 million in the comparable 2002 period due mainly to increased sales volume. Gross profit as a percentage of net revenues increased to 49.6% for the nine months ended March 31, 2003 from 47.4% in the comparable 2002 period. This increase was the result of our product mix shift out of the lower margin distribution business and into the publishing business and a stronger publishing product offering, offset partially by a shift within the publishing business from higher margin PC product to console product. For the nine months ended March 31, 2003, the distribution business accounted for 18.5% of our net revenues as compared to 26.8% for the comparable period in 2002. Approximately 58% of the publishing businesses shipments were console sales during the nine months ended March 31, 2003 versus 30% in the comparable 2002 period. As a result, the higher costs of console product lowered the overall margin of the publishing business as a percentage of net revenues for the nine months ended March 31, 2003 to 55.0% from 56.3% in the comparable 2002 period.

Management’s discussion and analysis of financial condition and results of operations

During the nine months ended March 31, 2003, selling and distribution expenses increased approximately $9.1 million, or 14.5%, to $72.0 million from $62.9 million in the comparable 2002 period. The increase in selling and distribution expenses was primarily the result of an increase in advertising expenses and variable selling expenses related to the increase in sales from the nine months ended March 31, 2003 over the comparable 2002 period, partially offset by a decrease in certain fixed expenses. Advertising expenditures increased $15.1 million, or 50.7%, to approximately $44.9 million during the nine months ended March 31, 2003 as compared to $29.8 million in the comparable 2002 period as a result of increased advertising to support new product releases in the 2003 period. Fixed costs, including salaries and consulting expenses, decreased by $3.4 million, to $13.9 million during the nine months ended March 31, 2003 as compared to $17.3 million in the 2002 period. This decrease was primarily attributed to our centralization and streamlining of marketing and publishing functions. Additionally, efficiencies in selling and distribution expenses due to increased volume created a decrease in these expenses as a percentage of net revenues to 17.8% for the nine months ended March 31, 2003 from 21.7% in the comparable 2002 period. Distribution expenses decreased 16.5% to approximately $13.2 million during the nine months ended March 31, 2003 as compared to $15.8 million in the comparable 2002 period. This decrease is due to lower costs associated with our distribution business stemming from increased shipments to customer distribution centers as opposed to individual customers’ stores and our product mix shift from PC to console product, which cost less to handle and ship.

General and administrative expenses for the nine months ended March 31, 2003 increased approximately $3.8 million, or 13.1%, to $32.7 million from $28.9 million in the comparable 2002 period. The increase resulted primarily from the payment of bonuses which were offset partially by decreased bad debt expense. We paid a one-time bonus of $2.1 million in the quarter ended December 31, 2002 tied to the closing of the GECC Senior Credit Facility. Furthermore, we met increased performance incentives and incurred additional bonus expense of $3.8 million in the current period versus the prior period. This increase was partially offset by a decrease in bad debt expense of $3.1 million to $3.8 million from $6.9 million for the nine months ended March 31, 2003 and 2002, respectively. The nine months ended March 31, 2002 included a $4.2 million bad debt charge related to the Kmart bankruptcy, compared to a $0.3 million charge in the comparable 2003 period relating to the bankruptcy of one of our customers, FAO Inc. General and administrative expenses as a percentage of net revenues decreased slightly to 8.1% for the months ended March 31, 2003 from 10.0% in the comparable 2002 period.

Research and development expenses for the nine months ended March 31, 2003 increased approximately $13.4 million, or 27.1%, to $62.8 million from $49.4 million in the comparable 2002 period. The primary reason for the increase in research and development expense was from increased spending by our internal development studios, which include Humongous, Legend, Reflections and Shiny. Much of the increase related to the costs associated with the development of the Enter the Matrix video game on all platforms incurred by Shiny, which we acquired in April 2002. During the nine months ended March 31, 2003, our internal development studios incurred expenses of $31.6 million, an increase of $9.7 million or 44.3% from $21.9 million in the comparable 2002 period. In relation to total research and development expenses, the internal costs represented 50.3% of the total research and development costs for the nine months ended March 31, 2003, while internal costs were 44.3% of total research and development costs for the comparable 2002 period. Research and development expenses, as a percentage of net revenues, decreased slightly to 15.5% for the nine months ended March 31, 2003 from 17.1% in the comparable 2002 period.

Management’s discussion and analysis of financial condition and results of operations

Depreciation and amortization for the nine months ended March 31, 2003 increased approximately $2.4 million, or 68.6%, to $5.9 million from $3.5 million in the comparable 2002 period. The increase is due to the depreciation on capital expenditures and projects completed since the prior period. Additionally, the 2003 period includes the amortization of intangibles related to the April 2002 acquisition of Shiny in the amount of $0.6 million.

Interest expense, net, increased approximately $1.7 million to $9.6 million for the nine months ended March 31, 2003 from $7.9 million in the comparable 2002 period. This increase in the nine months ended March 31, 2003 is due from a higher level of average borrowings in 2003 as compared to the 2002 period attributable to the new medium-term loan with IESA and the Senior Credit Facility with GECC, offset partially by a repayment of amounts outstanding under the revolving credit facility with BNP Paribas and interest income earned on advances to related parties.

During the nine months ended March 31, 2003, we recorded a provision for income taxes of approximately $0.4 million as compared to a $5.0 million benefit from income taxes in the prior comparable period. The charge in the 2003 period relates to estimated federal and state alternative minimum tax provisions of $1.0 million to be paid by us based on our current taxable income. This provision is offset by $0.5 million in federal income tax benefits resulting from loss carryback refund claims filed in the current period with respect to our fiscal 2002 federal income tax return and an amended 2001 federal income tax return. For the nine months ended March 31, 2002, we received a tax benefit of $5.0 million based on federal tax law changes enabling us to carryback our June 30, 2001 loss and recover taxes paid in 1996.

Twelve months ended June 30, 2002 compared to twelve months ended June 30, 2001

Net revenues for the twelve months ended June 30, 2002 increased approximately $127.6 million or 43.8% from $291.4 million to $419.0 million. This increase is attributable to our growth in both the publishing and distribution businesses.

Total publishing net revenues for the twelve months ended June 30, 2002 increased approximately $102.8 million or 47.3% to $320.2 million from $217.4 million in the comparable 2001 period. This increase is due to the success of major new releases, the continued success of prior releases, and the sales of the former Hasbro Interactive titles for twelve months compared to five months in the 2001 period. Net revenues generated from sales of the ten most successful titles released during the 2002 period, excluding titles under Hasbro Interactive, were approximately $113.6 million, an increase of approximately $48.2 million compared to the top ten releases of 2001 of approximately $65.4 million. Major new releases in 2002 included Stuntman and Splashdown for PlayStation 2, Neverwinter Nights for the PC, Dragon Ball Z: Legacy of Goku for Game Boy Advance and Test Drive 2001 for PlayStation 2 and Xbox. Comparatively, major new releases in 2001 included Driver Greatest Hits and Driver 2 for PlayStation, Unreal Tournament for PlayStation 2, Deerhunter 4 for the PC, and Alone in the Dark for the PC. Net revenues decreased approximately $38.9 million as a result of the decline in sales of the major new releases in 2001 listed above. The former Hasbro Interactive titles contributed an additional $97.4 million to publishing net revenues in the 2002 period compared to 2001. Total distribution net revenues for the twelve months ended June 30, 2002 increased approximately $24.8 million or 33.5% to $98.8 million from $74.0 million in the comparable 2001 period. During the 2002 period, we expanded our relationships with third-party vendors resulting in an increase in distribution net revenues.

Management’s discussion and analysis of financial condition and results of operations

Gross profit increased to $206.7 million for the twelve months ended June 30, 2002 from $165.4 million in the comparable 2001 period due mainly to increased sales volume, while gross profit as a percentage of net revenues decreased to 49.3% for the twelve months ended June 30, 2002 from 56.8% in the comparable 2001 period. This margin decrease is due to our change in product mix. The former Hasbro Interactive products represented 32.0% of the sales in the twelve months ended June 30, 2002 as compared to 12.6% in the comparable 2001 period. Additionally, the decrease in gross profit as a percentage of net revenues is attributed to the increase in lower margin distribution revenues of $24.8 million or 33.5%.

During the twelve months ended June 30, 2002, selling and distribution expenses increased approximately $12.1 million, or 16.7%, to $84.6 million from $72.5 million in the comparable 2001 period. The increase in selling and distribution expenses resulted primarily from an increase in variable selling expenses resulting from the increase in sales from the twelve months ended June 30, 2001 to the comparable 2002 period, offset by a more efficient use of marketing and sales staff and distribution efficiencies during the 2002 period. Advertising expenditures increased 61.3% to approximately $34.2 million during the twelve months ended June 30, 2002 as compared to $21.2 million in the comparable 2001 period, due to the increase in new product releases in the current period offset by continued efforts to improve efficiency. Distribution expenses increased 21.4% to approximately $21.0 million during the twelve months ended June 30, 2002 as compared to $17.3 million in the comparable 2001 period due to the increase in net revenues offset by distribution efficiencies such as reduction in express shipments and increased shipments to customer distribution centers as opposed to individual customers stores. The overall efficiencies in selling and distribution expenses created a decrease as a percentage of net revenues to 20.2% for the twelve months ended June 30, 2002 as compared to 24.9% in the comparable 2001 period. A decrease of approximately $4.6 million in selling and distribution expenses resulted from personnel related costs as a result of headcount and salary reductions, as well as reductions in travel expenditures.

General and administrative expenses in the twelve months ended June 30, 2002 decreased approximately $29.9 million, or 44.4%, to $37.4 million from $67.3 million in the comparable 2001 period. General and administrative expenses as a percentage of net revenues decreased to 8.9% for the twelve months ended June 30, 2002 from 23.1% in the comparable 2001 period. This decrease is primarily due to decreased professional fees (legal and other outside consultant fees) and decreased salaries from the consolidation of various functions and the integration of INA and us during the 2001 period. Professional fees decreased 44.7% to approximately $4.2 million for the twelve months ended June 30, 2002 as compared to $7.6 million in the comparable 2001 period. Salaries decreased 36.8% to approximately $13.9 million during the twelve months ended June 30, 2002 as compared to $22.0 million in the comparable 2001 period. We incurred charges of $20.7 million in the 2001 period related to additional provisions for receivables while the 2002 period includes a $4.2 million charge related to the Kmart bankruptcy. Without these additional provisions, general and administrative expenses would have decreased by approximately $11.2 million or 24.0%, to $35.4 million for the twelve months ended June 30, 2002 compared to $46.6 million for the comparable 2001 period.

In process research and development costs of $7.4 million were incurred during the twelve months ended June 30, 2002. These costs were associated with the Shiny Acquisition. The allocation of the purchase price of Shiny was based on an independent third-party valuation obtained by us which determined that in process research and development totaled $7.4 million which was expensed at the date of the acquisition. There were no comparable costs incurred during the twelve months ended June 30, 2001.

Management’s discussion and analysis of financial condition and results of operations

Research and development expenses for the twelve months ended June 30, 2002 increased approximately $14.2 million, or 25.1%, to $70.8 million from $56.6 million in the comparable 2001 period due to our signing of additional arrangements with external developers and the achievement by our developers of more milestones in the development process during the 2002 period. Expenses associated with the use of our internal development studios, which include Humongous, Legend, Reflections and Shiny, also increased from approximately $24.8 million for the twelve months ended June 30, 2001 to $31.1 million in the comparable 2002 period. In relation to total research and development expenses, the internal costs represented 43.9% of the total research and development costs for the twelve months ended June 30, 2002, while costs were 43.8% of total research and development costs for the comparable period of 2001. Research and development expenses, as a percentage of net revenues, decreased to 16.9% for the twelve months ended June 30, 2002 from 19.4% in the comparable 2001 period.

We incurred restructuring charges of $3.5 million for the twelve months ended June 30, 2001, with no such costs incurred during the 2002 period. Effective March 14, 2001, we announced and commenced a plan to shutdown our San Jose, California facility and recorded a charge of $2.1 million. The charge consisted primarily of employee severance packages and the disposal of assets that were no longer being used. In the fourth quarter of fiscal 2001, we initiated a restructuring of our Humongous Entertainment business to refocus the operations primarily on internal development rather than publishing and incurred a $1.1 million charge. In the 2001 period, we also incurred an additional $0.3 million charge related to the move of our technical support operations to a central location in Seattle, Washington.

We incurred expenses of $1.7 million or 0.6% of net revenue related to the INA Merger during the twelve months ended June 30, 2001. The costs include various consulting, legal, and accounting fees. No costs were incurred in the 2002 period.

We recorded a gain on sale of line of business for the twelve months ended June 30, 2001 of approximately $5.5 million from the sale of the Duke Nukem franchise.

Depreciation and amortization for the twelve months ended June 30, 2002 decreased approximately $14.8 million, or 72.9%, to $5.5 million from $20.3 million in the comparable 2001 period. Approximately $11.6 million of this decrease is attributable to the cessation of goodwill amortization under Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Depreciation and amortization was further reduced by the prior write-off of assets due to the consolidation of functions in conjunction with the INA Merger.

Interest expense decreased approximately $1.4 million to $12.0 million for the twelve months ended June 30, 2002 from $13.4 million in the comparable 2001 period. The decrease is partly attributable to lower interest rates driven by the average three month LIBOR rate decrease from 5.64% in the twelve months ended June 30, 2001 to 2.29% in the comparable 2002 period. Additionally, the decrease in interest expense is due to lower average borrowings in 2002 as compared to the 2001 period.

For the twelve months ended June 30, 2002, we received a tax benefit of $5.0 million based on a provision contained in The Job Creation and Worker Assistance Act of 2002, signed by the President of the United States on March 9, 2002, which changed the allowable carryback period for net operating losses from two years to five years. This provision enabled us to carryback our June 30, 2001 loss and recover taxes paid in 1996.

Management’s discussion and analysis of financial condition and results of operations

QUARTERLY OPERATING RESULTS

Our quarterly net revenues and operating results have varied in the past and can be expected to vary in the future, due to numerous factors, several of which are not under our control. Our business also has experienced, and is expected to continue to experience, significant seasonality. Typically, our net sales are significantly higher during the fourth calendar quarter because of increased consumer demand during the year-end holiday season. Other factors that cause fluctuations include the timing of our release of new titles, the popularity of both new titles and titles released in prior periods, changes in the mix of titles with varying gross margins, the timing of customer orders, and fluctuations in consumer demand for gaming platforms. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

The following table is a comparative breakdown of our unaudited quarterly results for the immediately preceding eight quarters:

	Three months ended

	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2001	2001	2002	2002	2002	2002	2003	2003

	(in thousands, except per share data)
Net revenues	$78,527	$160,410	$50,505	$129,603	$109,367	$210,594	$84,684	$151,357
Gross profit	40,794	81,094	15,199	69,578	55,472	106,452	38,863	80,511
Operating income (loss)	3,393	15,161	(26,189)	8,597	3,496	33,672	(9,727)	27,657
Net income (loss)	552	12,174	(22,947)	(709)	731	30,054	(12,715)	23,792
Net income (loss) per share:
Basic	$0.01	$0.17	$(0.33)	$(0.01)	$0.01	$0.43	$(0.18)	$0.34

Diluted	$0.01	$0.17	$(0.33)	$(0.01)	$0.01	$0.39	$(0.18)	$0.32

Weighted average shares outstanding:
Basic	69,524	69,738	69,799	69,825	69,826	69,891	69,918	69,974

Diluted	70,007	79,667	69,799	69,825	69,952	80,103	69,918	80,499

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

Cash and cash equivalents were $9.2 million at June 30, 2003 compared to $0.8 million at March 31, 2003 and $5.4 million at June 30, 2002. As of June 30, 2003, we had a working capital deficit of $83.3 million compared to a $91.6 million working capital deficit at March 31, 2003 and a $51.5 million working capital deficit at June 30, 2002.

During the three months ended June 30, 2003, $21.4 million was provided by operating activities generated primarily by net income earned during the period and an increase in royalties payable and accounts payable, partially offset by the increase of trade receivables and amounts due from related parties. Operating funds were used to pay-off $3.0 million of the balance of the Senior Credit Facility and to fund capital expenditures of $1.7 million during the period. We also advanced Atari Interactive $8.5 million under the terms of the Senior Credit Facility in order to support its operations. Atari Interactive develops games which we distribute in the United States and Canada and, consequently, we are dependent on Atari Interactive’s development activities for growth in its publishing revenues.

Management’s discussion and analysis of financial condition and results of operations

During the nine months ended March 31, 2003, $52.3 million was provided by operating activities generated primarily by net income and the collection of trade receivables. Operating funds, combined with borrowings of $10.7 million from the GECC Senior Credit Facility, were used to pay-off the $15.0 million balance to BNP Paribas, pay $16.6 million against the IESA related party credit facilities and to fund capital expenditures of $4.1 million during the period. We also advanced Atari Interactive $30.5 million under the terms of the GECC Senior Credit Facility in order to support its operations.

Our outstanding accounts receivable balance varies significantly on a quarterly basis due to the seasonality of our business and the timing of new product releases. There were no significant changes in the credit terms with customers during the twelve month period ended June 30, 2003.

We do not currently have any material commitments with respect to any capital expenditures.

We expect continued volatility in the use of cash due to seasonality of our business, receivable payment cycles and quarterly working capital needs to finance our publishing businesses and growth objectives.

We are also party to various litigation’s arising in the course of our business, the resolution of none of which, management believes, will have a material adverse effect on our liquidity, financial condition or results of operations.

We believe that we have sufficient capital resources to finance our operational requirements for the next twelve months, including the funding of the development, production, marketing and sale of new products, the purchases of equipment, and the acquisition of intellectual property rights for future products.

Credit and debt arrangements

The following summarizes the various credit and debt arrangements we currently have in place. As described under “Use of proceeds” we intend to satisfy amounts outstanding under our credit and debt arrangements at the closing of the offering through the repayment of a portion of our debt with the proceeds of the offering and the conversion of the remainder of our debt into our common stock at the offering price.

Credit facilities with third parties

GECC Senior Credit Facility

On November 12, 2002 (last amended July 11, 2003), we obtained a 30-month $50.0 million Senior Credit Facility with GECC to fund our working capital and general corporate needs, as well as to fund advances to Paradigm Entertainment Inc. and Atari Interactive, each a related party. Loans under the Senior Credit Facility are based on a borrowing base comprised of the value of our accounts receivable and short term marketable securities. The Senior Credit Facility bears interest at prime plus 1.25% for daily borrowings or LIBOR plus 3% for borrowings with a maturity of 30 days or greater. A commitment fee of 0.5% on the average unused portion of the facility is payable monthly and we paid $0.6 million as an initial commitment fee at closing. The Senior Credit Facility contains certain financial covenants and names certain related entities, such as Atari Interactive and Paradigm as guarantors. In addition, amounts outstanding under the Senior Credit Facility are secured by our assets. The outstanding borrowings as of June 30, 2003 under the Senior Credit Facility were approximately $7.6 million with another $5.5 million letters of credit outstanding. As of June 30, 2003, accrued interest of approximately $0.1 million was included in accrued liabilities and we were in compliance with all financial covenants.

Management’s discussion and analysis of financial condition and results of operations

In conjunction with the Senior Credit Facility, we, IESA and GECC entered into an Intercreditor and Subordination Agreement dated November 12, 2002 (“Subordination Agreement”). The Subordination Agreement makes all IESA debt and other related party debt with us subordinate to the Senior Credit Facility. The Subordination Agreement allows repayment of debt and interest to IESA by us under certain financial conditions including, but not limited to, the Senior Credit Facility cash availability and our cash flow. Additionally, the Subordination Agreement precludes IESA from demanding principal repayments of any kind on any of its debt with us unless such demand of repayment is in accordance with the scheduled maturity of debt under the medium-term loan or with prior approval from GECC.

BNP Paribas Credit Facility

In connection with the INA Merger in September 2000, we assumed a $35.0 million revolving credit facility (the “BNP Credit Facility”) with BNP Paribas, which was to mature on September 17, 2001 and subsequently extended until November 30, 2001. On November 30, 2001, the facility was extended to May 31, 2002, with an amendment reducing the amount available in the facility by $5.0 million a month beginning February 1, 2002 and maturing August 31, 2002. The amended facility charged interest at a rate equal to the lender’s cost of funds plus 1.5% on domestic term loans and at LIBOR plus 1.5% on Eurodollar term loans, payable at maturity. We had $15.0 million outstanding under this facility at June 30, 2002 and paid the balance of principal and interest in full on August 30, 2002.

Possible Production Finance Facility

We have for some time been negotiating to obtain a production finance facility that would provide, or reimburse us for, up to $35 million spent on three video games. As currently contemplated, the facility, if entered into, would have to be repaid within 33 months and would be secured by the production of three video games. While it is possible that this production finance facility will be in place very shortly, it is also possible that it will never be put in place.

Our credit facilities and debt with IESA

Credit agreement

We have a revolving credit agreement with IESA (the “Credit Agreement”) which provides for an aggregate commitment of $75.0 million which bears interest at LIBOR plus 2.5%. Effective December 31, 2002, the maturity date of the Credit Agreement was extended to April 1, 2004. This agreement requires that we comply with certain financial covenants and, among other items, restricts capital expenditures. Repayments under the Credit Agreement and additional borrowings under the Credit Agreement are restricted under the terms of the Subordination Agreement, and demand of repayments cannot be made prior to termination of the Senior Credit Facility or without prior approval of GECC or otherwise in accordance with the Subordination Agreement. The outstanding borrowings as of June 30, 2003 under the Credit Agreement were $44.8 million. As of June 30, 2003, accrued interest and fees were approximately $1.6 million and are included in current amounts due to related parties. The entire outstanding balance of $44.8 million at June 30, 2003 is included in current liabilities as we are unable to determine the extent to which principal repayments, if any, will be made prior to July 1, 2004.

Pursuant to two offset agreements dated July 3, 2003 between us, IESA and two subsidiaries of IESA, we will have the ability to offset certain amounts due from Atari Interactive and Atari Australia, against amounts due under the Credit Agreement. At June 30, 2003, the amounts that were subject to offset for Atari Interactive were $39.0 million upon the termination of the Senior Credit Facility with GECC and for Atari Australia Pty Ltd., approximately $1.9 million on July 3, 2005.

Management’s discussion and analysis of financial condition and results of operations

Medium-term loan

In connection with the Shiny Acquisition, we obtained a $50.0 million medium-term loan from IESA. Interest is based on the three month LIBOR rate plus 2.75% and payable on a quarterly basis, in arrears. We pay an unused commitment fee of 0.50% per annum based on the aggregate amount of the facility less outstanding loans. The facility provides for the maturity of the loan as follows: $10.0 million in August 2003, representing the three-month anniversary of the first shipment of our Enter the Matrix game; $10.0 million on December 31, 2003; $20.0 million on March 31, 2004; and $10.0 million on June 30, 2004, provided, that if we are unable to make these scheduled payments, IESA has waived any defaults through April 1, 2004. Under the Subordination Agreement, the scheduled payments are restricted by certain financial conditions including, but not limited to, the Senior Credit Facility’s minimum borrowing availability and our cash flow. As of June 30, 2003, the outstanding borrowings under the medium-term loan were approximately $48.3 million, which are included in current liabilities. Additionally, accrued interest was approximately $1.2 million and is included in current amounts due to related parties.

In conjunction with the Shiny Acquisition, we issued various short-term promissory notes to pre-existing creditors of Shiny for an aggregate amount of $16.2 million payable by us in installments due July 31, 2002. As of July 31, 2002, all principal and interest related to the short-term promissory notes have been paid in full with borrowings from the medium-term loan from IESA.

Long-term related party debt

0% notes

In conjunction with the 1999 purchase of the Company by IESA, we issued to General Atlantic Partners, LLC (“GAP”) the 0% Notes (the “0% Notes”) in exchange for 600,000 shares of Series A Preferred Stock and $20.0 million of our subordinated notes. The 0% Notes mature in December 2004 and will have a redemption value of $50.0 million at maturity. In lieu of payment at maturity, the 0% Notes may be converted at any time into shares of our common stock at $20.00 per share. On December 28, 2001, IESA assumed the 0% Notes from GAP in exchange for shares of IESA common stock. IESA has not changed any of the terms of the 0% Notes as they relate to us. Under the Subordination Agreement, the scheduled payment under the 0% Notes are restricted by certain financial conditions including, but not limited to, the Senior Credit Facility’s minimum borrowing availability and our cash flow. Interest on the 0% Notes accretes at the rate of 7% per annum. As of June 30, 2003, the balance outstanding under the 0% Notes was $45.7 million.

5% notes

In conjunction with the 1999 purchase of the Company by IESA, we issued to California U.S. Holdings, Inc., a wholly-owned subsidiary of IESA (“CUSH”), 5% subordinated convertible notes (“5% CUSH Notes”) in exchange for $25.0 million in cash and $35.6 million in debt and accrued interest. The 5% CUSH Notes mature in December 2004 and are in the principal amount of $60.6 million. In lieu of payment at maturity, the 5% CUSH Notes may be converted at any time into shares of our common stock at $9.25 per share. Under the Subordination Agreement, the scheduled payments under the 5% CUSH Notes are restricted by certain financial conditions including, but not limited to, the Senior Credit Facility’s minimum borrowing availability and our cash flow. As of June 30, 2003, the balance outstanding under the 5% CUSH Notes was $72.2 million.

Management’s discussion and analysis of financial condition and results of operations

In connection with the offering, a portion of the long-term related party debt will be converted to common stock at the offering price. Since this price may be materially lower than the stated conversion prices of the long-term notes, additional shares of common stock may be issued upon conversion in excess of what would otherwise be issued in accordance with the stated terms of the long-term notes. If this is the case, the value of these additional shares will be treated as a dividend to IESA. This will not affect our reported net income or our stockholders’ equity, however, it will reduce our reported income available for common stockholders, and therefore, will reduce our earnings per share.

As of June 30, 2003, short and long-term debt obligations, royalty and license advance obligations, future minimum lease obligations under non-cancelable operating leases and restructuring obligations are summarized as follows:

Contractual obligations
payments due by period:	Within 1 year	1-3 years	4-5 years	After 5 years	Total

	(in thousands)
Short-term debt(1)	$100,709	$—	$—	$—	$100,709
Long-term debt	—	117,940	—	—	117,940
Royalty and license advances	4,843	605	—	—	5,448
Operating lease obligations	5,100	13,700	2,400	1,500	22,700
Restructuring obligations	11	—	—	—	11

Total	$110,663	$132,245	$2,400	$1,500	$246,808

(1)	Pursuant to two offset agreements dated July 3, 2003 between us, IESA and two subsidiaries of IESA, we will have the ability to offset certain net receivables against amounts due under the Credit Agreement. At June 30, 2003, the amounts that were subject to offset for Atari Interactive were $39.0 million upon the termination of the Senior Credit Facility with GECC and for Atari Australia, approximately $1.9 million on July 3, 2005.

RECENT PRONOUNCEMENTS

In August 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. We were required to implement SFAS No. 143 on July 1, 2002. The adoption of this new principle did not have a material impact on our financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this new principle did not have a material impact on our financial condition or results of operations.

Management’s discussion and analysis of financial condition and results of operations

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also requires disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. We have adopted the new disclosure requirements of SFAS No. 148.

In November 2002, FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this new principle did not have a material impact on our financial condition or results of operations.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51.” FIN 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or SPEs). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The objective of FIN 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. However, certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We do not have any Variable Interest Entities as defined in FIN 46. Accordingly, this pronouncement is currently not applicable to us.

In January 2003, the EITF issued No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” which requires that certain consideration received by a customer from a vendor are presumed to be a reduction of the price of the vendor’s products, and therefore, should be recorded as a reduction of cost of goods sold when recognized in the customer’s income statement, unless certain criteria are met. This presumption is overcome if the consideration paid to the customer is directly attributable (offsetting) to incremental and separately identifiable expenses incurred elsewhere in the income statement. The adoption of this new principle did not have a material impact on our financial condition or results of operations.

Management’s discussion and analysis of financial condition and results of operations

In May 2003, the FASB issued SFAS No. 149, “Derivative Instruments.” This statement amends SFAS No. 133, by requiring that contracts with comparable characteristics be accounted for in a similar fashion. In particular, the Statement: (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133; (2) clarifies when a derivative contains a financing component; (3) amends the definition of an “underlying” to conform it to language used in FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others;” and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We do not have any derivative instruments as defined in SFAS No. 149. Accordingly, this pronouncement is currently not applicable to us.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Financial Instruments with the Characteristics of Both Liabilities and Equities.” SFAS No. 150 establishes standards regarding the manner in which an issuer classifies and measures certain types of financial instruments having characteristics of both liabilities and equity. Pursuant to SFAS No. 150, such freestanding financial instruments (i.e., those entered into separately from an entity’s other financial instruments or equity transactions or that are legally detachable and separately exercisable) must be classified as liabilities or, in some cases, assets. In addition, SFAS No. 150 requires that financial instruments containing obligations to repurchase the issuing entity’s equity shares and, under certain circumstances, obligations that are settled by delivery of the issuer’s shares be classified as liabilities. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and for other instruments at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our carrying value of cash, marketable securities, trade accounts receivable, accounts payable, accrued liabilities, royalties payable and our existing lines of credit are a reasonable approximation of their fair value.

Foreign currency exchange rates

In recent years, we have restructured our foreign operations. As of June 30, 2003, foreign operations represented 0.0% and 1.0% of consolidated net revenues and total assets, respectively. We also recorded approximately $2.0 million in operating losses for the three months ended June 30, 2003 attributed to foreign operations related primarily to a development studio located outside the United States. Currently, substantially all of our business is conducted in the United States where our revenues and expenses are transacted in U.S. dollars. As a result, the majority of our results of operations are not subject to foreign exchange rate fluctuations. We do not hedge against foreign exchange rate fluctuations due to the limited financial exposure we face with respect to such risk. We purchase certain of our inventories from foreign developers. We also pay royalties primarily denominated in euros to IESA from the sale of IESA products in the United States and Canada. Our business in this regard is subject to certain risks, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility.

Management’s discussion and analysis of financial condition and results of operations

Interest rates

We are exposed to market risk from changes in interest rates on our revolving credit facility, our related party credit facility and our medium-term loan. Outstanding balances under these three facilities (which aggregated approximately $100.7 million at June 30, 2003) bear interest at variable rates based on a margin over LIBOR. Based on the amount outstanding as of June 30, 2003, a 100 basis point change in interest rates would result in an approximate $1.0 million change to our annual interest expense. For fixed rate debt including the 0% Notes and the 5% CUSH Notes aggregating approximately $118.0 million at June 30, 2003, interest rate changes effect the fair market value of such debt, but do not impact our earnings.

Business

INTRODUCTION

We are a leading global publisher and developer of video game software for both gaming enthusiasts and the mass-market audience. We are also a leading distributor of video game software in North America. We publish and distribute games for all platforms, including Sony PlayStation and PlayStation 2; Nintendo Game Boy, Game Boy Advance and GameCube; the Microsoft Xbox; and personal computers, referred to as PCs. Our diverse portfolio of products extends over every major video game genre, including: action, adventure, strategy, children, family, racing and sports games.

Our products are based on intellectual properties that we have licensed from third parties, including leading entertainment companies or created internally. We constantly seek the best available talent to internally develop our products, and believe we have cultivated one of the most creative development environments in the industry. We have built an extensive library of licensed properties that include some of the most recognizable names in popular entertainment. Licensed properties are an important component of our development strategy. We typically seek to license proven entertainment brands with consumer recognition, which we believe reduces product risk. The majority of our licensed properties have come from the television, motion picture and sports industries. Some well known examples of these include:

--Warner Bros. (The Matrix);
--Viacom / Nickelodeon (Mission: Impossible 2, Survivor, Blue’s Clues, Dora the Explorer and Nicktoons);
--Sony Pictures (Godzilla);
--Canal + (Terminator and Terminator 2);
--Dreamworks (Sinbad);
--the National Football League; and
--Major League Baseball.

In addition to our licensed properties, we have successfully developed game franchises based on brands we have created internally. Our internally developed franchises have achieved a high level of consumer recognition due to extensive multi-faceted marketing campaigns, sophisticated game technologies and compelling game concepts. The following sets forth some of our most successful franchises, including the units sold through at retail in the United States to date:

--Driver (over 5.0 million);
--Test Drive (over 5.0 million);
--Backyard Sports (over 4.0 million);
--Freddi Fish (over 2.0 million); and
--Putt Putt (over 2.0 million).

Business

In addition to our publishing and development activities, we also distribute video game software in the United States and Canada. We distribute both products that we publish and those published by others. We maintain what we believe to be state-of-the-art distribution operations and systems, and believe that we are a leading distributor of video game software to retailers in the United States. To leverage the strength of IESA’s distribution capabilities, we distribute our products in Europe, Asia and other regions exclusively through them. Similarly, we exclusively distribute IESA’s products in the United States and Canada.

For the twelve months ended June 30, 2003, we recorded net revenues of $556.0 million, operating income of $55.1 million and earnings before interest, taxes and depreciation and amortization, or EBITDA, of $62.9 million (please see footnote 3 under “Selected consolidated financial data” for a discussion of our use of EBITDA). For the seven months ended July, 2003, in part as a result of our Enter the Matrix and Dragon Ball Z titles, we ranked second among third-party video game publishers in market share based on video game software dollar sales, according to data provided by NPD Group, Inc., an independent market research company (“NPD”).

INDUSTRY OVERVIEW

The video game software industry is comprised primarily of software for dedicated game consoles (such as GameCube, PlayStation 2 and Xbox), handhelds (such as Game Boy Advance) and PCs. Publishers of video game software include the console manufacturers, or “first-party publishers,” and third-party publishers whose sole involvement in the industry is the development, publishing and distribution of video game software. According to IDC, the worldwide video game software market is expected to be $21.3 billion in 2004.

The console and handheld market

Console platforms as they exist today have made significant technological advances since the introduction of the first generation of modern consoles by Nintendo in 1985. Hardware manufacturers have historically introduced a new and more technologically advanced gaming console platform every four to five years. Handhelds have also made advances since their introduction. However, handhelds have typically experienced longer product cycles. With each new cycle, the customer base for video game software has expanded as gaming enthusiasts mature and advances in video game hardware and software technology engage new participants, generating greater numbers of console units purchased than the prior cycle. The beginning of each cycle is largely dominated by console sales as consumers upgrade to the next-generation technology. As the cycle matures, consumers’ focus shifts to software, resulting in a period of rapid growth for the video game software industry.

The current generation of video game console hardware leverages CD-ROM and DVD-ROM technology. Handheld platforms, however, still rely on cartridge technology. Use of disc-based technology in consoles has been an important advancement in the industry as it provides greater memory capacity, shorter manufacturing lead times and decreased manufacturing costs. Another important technological advancement has been the introduction of “backward compatibility,” or the ability of current generation consoles to operate software from the previous generation of consoles. This provides additional market longevity to both prior generation hardware and software. Sony was the first manufacturer to introduce the current generation of console hardware with the introduction of the PlayStation 2 platform in 2000. Nintendo introduced its current generation platforms a year later, launching the GameCube and Game Boy Advance in 2001. This generation also saw the entrance of Microsoft into the industry with the introduction of the Xbox console. PlayStation 2’s early introduction helped establish it as the leading hardware platform, with a projected installed base in North America of 26.8 million households in 2003, compared to 6.6 million and 8.9 million households for GameCube and Xbox, respectively, according to International Data Group.

Business

This cycle, in particular, has been defined by an increased rate of change and complexity in the technological innovations of video game hardware and software. In addition to these technological innovations, there has been greater competition for shelf space and creative talent as well as increased buyer selectivity. As a result, the video game industry has become increasingly hit-driven, which has led to higher per game production budgets, longer and more complex development processes, and generally shorter product life cycles. The importance of the timely release of hit titles, as well as the increased scope and complexity of the product development process, have increased the need for disciplined product development processes that limit cost and overruns. This in turn has increased the importance of leveraging the technologies, characters or storylines of existing hit titles into additional video game software franchises in order to spread development costs among multiple products.

Personal computers

Advances in personal computer technology take place at a more rapid pace than console and handheld technology. Advances in microprocessors, graphics chips, hard-drive capacity, operating systems and memory capacity have greatly enhanced the ability of the PC to serve as a video game platform. These technological advances have enabled developers to introduce video games for PCs with enhanced game play technology and superior graphics. Although we believe this market is not growing as quickly as the console and handheld markets, the fact that this market has typically not been subject to video game industry cycles and that publishers are not required to pay hardware royalties and high manufacturing costs makes this an attractive market for video game publishers.

Consolidation

We and other publishers have used acquisitions to obtain creative talent as well as independently developed intellectual properties. We believe economies of scale will be increasingly important as the complexity and costs associated with video game development continue to increase. In addition, the acquisition of proven intellectual properties has become increasingly important as publishers seek to diversify and expand their product portfolio, while limiting exposure to unsuccessful product development efforts. Given these facts, we expect consolidation within the video game software industry to continue.

STRATEGY

Our objectives are to improve our leadership position within the video game software industry through increased market share and to consistently achieve profitability. We believe that our achievement of this objective is largely dependent on our ability to execute the following strategies:

Continue to build a diverse product portfolio for mass entertainment audiences

Consumer preferences for video game software are constantly in flux, therefore we believe it is critical to maintain a diversified portfolio that spans all major genres and is available on all major platforms. Due to our emphasis on producing video game software for the mass entertainment audience, we are constantly seeking to diversify our portfolio through the acquisition of leading entertainment properties and through the development of internally created brands that are based on popular entertainment trends. We have established relationships with leading entertainment and sports licensors and have licensing agreements with Warner Bros., Viacom, Sony Pictures, Canal + , DreamWorks, Major League Baseball and the National Football League, among others. In addition, we have three publishing studios that are focused on developing creative original brands. Our ability to extend our licensed and internally developed brands into long-term franchises with sustainable consumer appeal that can serve as the basis for prequels, sequels and related new products will be essential to enhancing our profitability and increasing our market share.

Business

Maintain a disciplined approach to product development

Given the substantial resources necessary to develop and publish new products, our success is largely dependent on our ability to identify compelling content for mass audiences within budget and on time, and that will generate high unit sales and profitable returns. To accomplish this, we leverage both internal and external resources in the development of our games. We seek to hire and retain only the highest quality development talent with proven experience in developing hit titles. Each project is analyzed independently to determine which development team is best suited, based on technical expertise and historical development experience, to develop the product. All titles, whether internally or externally developed or licensed, are managed by one of our producers to ensure adherence to our quality specifications, and compliance with defined budget and project milestones. The ongoing development of a product is subject to a review process that incorporates market research and consumer testing, as well as feedback from the development, sales and marketing and finance teams. We believe our disciplined approach to product development and our ability to hire and retain industry-leading talent will enable us to reduce product risk and maximize the profit potential of our titles.

Enhance profitability and achieve financial stability

Profitability is a consistent focus of our management team. To achieve maximum return on investment, we have implemented a number of measures, including strict controls of our operating expenses, improved management of our receivables and inventories and rationalization of our development efforts. We have also concentrated our efforts on the reduction of our outstanding debt obligations to enhance our financial stability. All of our debt owed to IESA will be extinguished in connection with this offering. This will leave us free of debt, but with our $50 million Senior Credit Facility with GECC remaining in effect.

Grow through strategic acquisitions and relationships

We believe that acquisitions of companies with strong development talent or compelling intellectual properties will be a critical component in achieving the necessary scale and resources to be a leader in the industry. Historically, we have been successful in identifying and integrating strategic acquisition opportunities that have greatly enhanced our development capacity, distribution capabilities, and intellectual property library. Most recently we acquired Shiny Entertainment, which provided us with significant development talent and the rights to develop games based on The Matrix motion picture franchise. We intend to continue to leverage strategic acquisitions and relationships to augment our internal development capacity and technical expertise, as well as to enhance our library of intellectual properties and brands and titles. We are also actively pursuing long-term strategic relationships with entertainment companies to secure license agreements relating to significant entertainment properties or franchises. We believe that the high level of consumer recognition relating to these brands results in more consistent sales and the ability to develop highly profitable sequels or expansion packs that require a reduced level of new investment due to the use of common platforms and technologies.

Invest selectively in emerging technologies and early stage development for next-generation consoles

We continuously review attractive investment opportunities in emerging technologies, such as online video games. We believe that emerging technologies could represent a significant growth opportunity for our business. In addition to emerging technologies, we must accurately anticipate and invest in tools and development expertise for the next generation of consoles. We believe advance preparation of our next generation portfolio will be critical to securing significant market share gains and capitalizing on industry growth in the early stages of the coming cycle.

Business

PRODUCTS

Our core strength has typically been in titles for the action, adventure, strategy, children, family, racing and sports genres. We have built a leading children’s entertainment portfolio and have successfully transitioned a number of proven television and movie franchises to successful video game franchises. We continually seek to expand our product portfolio with proven intellectual properties and through the creation of sequels and expansion of successful titles.

The following table lists our 25 top selling titles (based on dollar sales) during the twelve month period ending June 30, 2003.

Title	Platform	Genre	Initial release

Backyard Baseball 2003	PC	Children	Summer-02
Backyard Hockey	PC	Children	Fall-02
Civilization III: The Greatest Game of All Time	PC	Strategy	Fall-01
Deer Hunter 2003	PC	Action	Fall-02
Dora: Backpack Adventure	PC	Children	Fall-02
Dragon Ball Z: Budokai	PS2	Action	Winter-02
Dragon Ball Z: Legacy of Goku	GBA	Adventure	Summer-02
Dragon Ball Z: The Legacy of Goku II	GBA	Adventure	Summer-03
Dragon Ball Z: Legendary Super Warriors	GBC	Adventure	Winter-02
Dragon Ball Z: Ultimate Battle 22	PSone	Adventure	Spring-03
Driver 2	PSone	Racing	Winter-00
Enter the Matrix	PS2/ Xbox/ GC/ PC	Action	Summer-03
Godzilla Destroys All Monsters Melee	GC	Action	Fall-02
Master of Orion 3	PC	Strategy	Spring-03
Nascar Dirt to Daytona	PS2	Racing	Winter-02
Neverwinter Nights	PC	Strategy	Summer-02
Neverwinter Nights: The Shadow of Undrentide	PC	Strategy	Summer-03
RollerCoaster Tycoon 2	PC	Strategy	Fall-02
RollerCoaster Tycoon Gold	PC	Strategy	Summer-02
Superman: Shadow of Apokolips	PS2	Action	Fall-02
Test Drive	PS2	Racing	Summer-02
The Terminator: Dawn of Fate	PS2/Xbox	Action	Fall-02
Unreal Championship	Xbox	Action	Winter-02
Unreal Episode II—The Awakening	PC	Action	Spring-03
Unreal Tournament 2003	PC	Action	Fall-02

GBA = Game Boy Advance

GBC = Game Boy Color
GC = GameCube
PSone = PlayStation
PS2 = PlayStation 2

Business

The following table lists titles we currently expect to release during the remainder of the fiscal year ended March 31, 2004. We cannot assure you that the titles listed below will be released when scheduled, if ever. In addition, we may acquire and/or release titles that are not listed below during the same time period.

Title	Platform	Anticipated US launch

Blue’s Clues: Blue Takes You to School	PC	Summer-03
Dora the Explorer: Animal Adventures	PC	Summer-03
Backyard Basketball	PS2	Fall-03
Backyard Basketball 2004	PC	Fall-03
Backyard Football 2004	PC	Fall-03
Backyard Hockey	GBA	Fall-03
BeyBlade: Super Tournament Battle	GC	Fall-03
Civilization III Conquests	PC	Fall-03
Deer Hunter	PS2-online	Fall-03
Deer Hunter 2004	PC	Fall-03
Dragon Ball Z: Taiketsu	GBA	Fall-03
Dungeons & Dragons Heroes	Xbox	Fall-03
Gothic 2	PC	Fall-03
Jeopardy	PS2	Fall-03
Once Upon A Knight	PC	Fall-03
Pajama Sam: Life Is Rough When You Lose Your Stuff	PC	Fall-03
Putt Putt: Pep’s Birthday Surprise	PC	Fall-03
Risk Global Domination	PS2-online	Fall-03
Sinbad Legend of the Seven Seas	PC	Fall-03
Temple of Elemental Evil: A Greyhawk Adventure	PC	Fall-03
Thomas & Friends: Thomas Saves the Day	PC	Fall-03
Tonka Town	PC	Fall-03
Wheel of Fortune	PS2	Fall-03
BeyBlade: Ultimate Blader Jam	GBA	Winter-03
Dead Man’s Hand	Xbox-Live	Winter-03
Dragon Ball Z: Budokai 2	PS2	Winter-03
Horizons: Empire of Istaria	PC	Winter-03
KYA: Dark Lineage	PS2	Winter-03
Magic the Gathering: Battle Grounds	Xbox-Live/ PC	Winter-03
Mission Impossible: Operation Surma	PS2/ Xbox/ GBA	Winter-03
Neverwinter Nights—Hordes of the Underdark	PC	Winter-03
Terminator 3: Rise of the Machines	Xbox/ PS2/ GBA	Winter-03
Terminator 3: War of the Machines	PC	Winter-03
Trivial Pursuit: Unhinged	PS2-online/Xbox-Live	Winter-03
Unreal II: The Awakening	Xbox-Live	Winter-03
Unreal Tournament 2004	PC	Winter-03
Yu Yu Hakusho: Spirit Detective	GBA	Winter-03
Backyard Baseball	PS2	Spring-04

Business

Title	Platform	Anticipated US launch

Backyard Baseball 2005	PC	Spring-04
Dead Man’s Hand	PC	Spring-04
Driver 3	Xbox/PS2	Spring-04
Duel Masters	GBA	Spring-04
GI Joe	PS2	Spring-04
Saturday Speedway	PS2/PC	Spring-04
Tonka Fire Fighter	PC	Spring-04
Unreal Assault	PS2	Spring-04

GBA = Game Boy Advance

GC = GameCube
PS2 = PlayStation 2

PUBLISHING

For the seven months ended July 31, 2003, in part as a result of our Enter the Matrix and Dragon Ball Z titles, we ranked second among third-party video game publishers in market share based on video game software dollar sales, according to data provided by NPD. Our publishing activities include sales, marketing, packaging and overseeing development of video game software. We publish games for all platforms, including PlayStation and PlayStation 2; Game Boy, Game Boy Advance and GameCube; Xbox; and PCs. We currently maintain three publishing studios:

--	Santa Monica Studio—Santa Monica, California—With an emphasis on action, adventure, racing and sports games, our Santa Monica studio publishes titles that are developed both internally and externally. As a part of the Hollywood community, the Santa Monica Studio has a strategic position in acquiring and overseeing key titles licensed from the motion picture and television studios.

--	Beverly Studio—Beverly, Massachusetts—Our Beverly studio focuses on developing and publishing a range of products, from interactive entertainment for children and the mass-market to strategy and driving games for the more seasoned gamers. The Beverly studio’s publishing line-up includes those titles previously published under the Hasbro Interactive label, which was acquired by IESA in 2001 and is now named Atari Interactive. We share this facility with Atari Interactive and are responsible for the distribution of their games in the United States and Canada.

--	Minneapolis Studio—Minneapolis, Minnesota—Our Minneapolis studio produces games focusing primarily on action and adventure genres for the casual gamer. Given the nature of these products and their broad audience appeal, a large percentage of the Minneapolis studio’s line-up is published for the PC.

DEVELOPMENT

Internal and related party development

We leverage both internal and external resources in the development of our games. We analyze each project independently and determine which team is best suited to develop the product based on technical expertise and historical development experience.

Business

In addition to our three publishing studios described above, we own studios and are involved in the management of studios owned by IESA that focus solely on game development. Titles from these locations range in genre and are published for various audiences playing on the full array of gaming platforms.

Our owned studios include:

--	Humongous Entertainment—Seattle, Washington—Our Humongous studio focuses on development of children’s titles. The studio has developed some of the most successful children’s franchises in the industry. To date, its Freddi Fish and Putt Putt franchises have each sold through at retail more than 2 million units in the United States, and its Backyard Sports franchise, the leading interactive sports series for children, has sold through at retail more than 4 million units in the United States.

--	Reflections—Newcastle, England—Reflections is responsible for the development of our hit Driver franchise, which has sold through at retail more than 5 million units in the United States to date, as well as Stuntman, which was released in June 2002 for the PlayStation 2. Reflections is currently working on Driver 3 which is scheduled to be published in fiscal 2004.

--	Shiny Entertainment—Newport Beach, California—We acquired Shiny Entertainment on April 30, 2002. The studio is responsible for the development of Enter the Matrix, a game based on The Matrix Reloaded film. The title was released on May 15, 2003 and has sold through at retail in excess of 3 million units globally to date.

We are also involved in the management of studios owned by IESA to develop titles on our behalf:

--	Paradigm—Dallas, Texas—Paradigm is the studio behind the successful Pilot Wings game. Paradigm is currently developing several of our upcoming titles, including Mission Impossible: Operation Surma and Terminator 3.

--	Atari Interactive—Beverly, Massachusetts—Atari Interactive’s studio is responsible for franchises such as RollerCoaster Tycoon, Civilization and Monopoly Tycoon, and is currently developing several upcoming titles, including Kya, Bey Blade and Transformers.

--	Hunt Valley—Hunt Valley, Maryland—The studio has developed several successful games, including X-Com Enforcer, and is currently developing several upcoming titles for us, including D&D Heroes, now scheduled for release in our 2004 fiscal year.

External development

In addition to developing products ourselves or through IESA owned studios, we publish video game software developed by some of the industry’s most highly regarded independent external developers. These developers include, among others:

--	Chris Sawyer (RollerCoaster Tycoon series);

--	BioWare Corp. (Neverwinter Nights);

--	Deep Red (Monopoly Tycoon);

--	Digital Extremes (Unreal Championship);

--	Epic (Unreal Tournament 2003);

--	Firaxis (Civilization and Pirates);

--	Pitbull Syndicate (Test Drive);

Business

--	Webfoot Technologies (Dragon Ball Z: Legacy of Goku); and

--	Digital Fiction (Yu Yu Hakusho).

Products which are acquired from these external developers are marketed under the Atari name, as well as the name of the external developer. The agreements with external developers typically provide us with exclusive publishing and distribution rights for a specific period of time for specified platforms and territories. The agreements may grant us the right to publish sequels, enhancements and add-ons to the products originally developed and produced by the external developer. We pay the external developer a royalty based on sales of the products which it has developed. A portion of this royalty may be in the form of advances against future royalties, with additional payments tied to the completion of detailed performance and development milestones.

We manage external development projects by appointing a producer to oversee each product’s development and to work with the external developer to design, develop and test the products. The producer also helps ensure that development milestones are met in a timely manner. We generally have the right to suspend or terminate making payments to an external developer if the developer fails to meet its development milestones in a timely fashion. Also, we generally have the option to terminate these agreements at relatively low costs.

SALES AND MARKETING

Our sales and marketing programs emphasize three areas:

--	launching new products;

--	raising the public’s awareness of new brands and franchises; and

--	extending the life of existing products and properties to the greatest degree possible.

To achieve maximum benefit from our sales and marketing programs, we employ a wide range of marketing techniques, including:

--	advertising in video gaming, computer, and general consumer publications;

--	in-store promotions utilizing display towers and endcaps;

--	advertising on television and radio;

--	on-line marketing on the Internet and direct mailings;

--	“guerilla” or “underground” marketing techniques, in which marketing materials are placed in locations which are frequented by the targeted groups of consumers;

--	marketing techniques in which consumers “pass along” our messages to other targeted groups of consumers; and

--	cross promotions with third-parties.

We believe the Internet is an integral element of our marketing efforts. We use it, in part, to generate awareness of and “buzz” about titles months prior to their market debut. We incorporate the Internet into our marketing programs by creating product-dedicated mini-sites and on-line promotions. In addition, in the months leading up to the release of a new product, we provide extensive editorial material to on-line publications that reach the core gaming audience.

Business

In addition, central to supporting all marketing, promotions and sales efforts for each title are customized public relations programs designed to create awareness of our products with all relevant audiences, including core gamers and mass entertainment consumers. These public relations efforts have resulted in our coverage in key computer and video gaming publications, as well as major consumer newspapers, magazines and broadcast outlets.

We monitor and measure the effectiveness of our marketing strategies throughout the life cycle of each product. To maximize our marketing efforts, we may begin to deploy an integrated marketing program for a product more than a year in advance of its release. Historically, we have devoted a substantial portion of our marketing resources to support our key products and intend to do so in the future. We believe that integrated marketing strategies for our key products are essential for other product successes and brand-name loyalty.

In order to improve efficiency, our sales efforts are handled internally by a single sales organization. We currently have two sales regions, each managed by a vice president of sales. Within each region, we have five retail sales directors who serve as the primary contacts with our 25 largest retail customers.

INTELLECTUAL PROPERTY LICENSES

Licensed properties

Part of our strategy includes the creation of games based on licensed properties that have attained a high level of consumer recognition or acceptance. We have entered into licensing agreements with a number of licensors, including Warner Bros., Viacom/ Nickelodeon, Sony Pictures, Canal +, Dreamworks, Major League Baseball and the National Football League.

We pay royalties at variable rates based on our net sales of the corresponding title. We frequently make advance payments against minimum guaranteed royalties over the license term. License fees tend to be higher for properties with proven popularity and less perceived risk of commercial failure. To the extent competition intensifies for licenses of highly desirable properties, we may encounter difficulty in obtaining new licenses. Licenses are of variable duration and may in some instances be renewable upon payment of minimum royalties or the attainment of specified sales levels. Other licenses are not renewable upon expiration, and we cannot be sure that we will reach agreement with the licensor to extend the term of any particular license. Our property licenses usually grant us exclusive use of the property for the specified titles, on specified platforms, worldwide or within a defined territory, during the license term. Licensors typically retain the right to exploit the property for all other purposes and to license other developers with regard to other properties.

Hardware licenses

We currently develop software for use with PlayStation and PlayStation 2, GameCube, Game Boy and Game Boy Advance, Xbox and other video game consoles pursuant to licensing agreements with each of the respective hardware developers. Each license allows us to create one or more products for the applicable system, subject to certain approval rights, which are reserved by each hardware licensor. Each license also requires us to pay the hardware licensor a per-unit license fee from the product produced.

We currently are not required to obtain any license for the publishing of video game software for PCs. Accordingly, our per-unit manufacturing cost for such software products is less than the per-unit manufacturing cost for console products.

Business

DISTRIBUTION

United States and Canada

Throughout the United States and Canada, we distribute our own products, as well as the products of other publishers, utilizing our distribution operations and systems. We are the exclusive distributors for IESA in the United States and Canada. Utilizing our point-of-sale replenishment systems and electronic data interchange links with our largest customers, we are able to efficiently handle high sales volume and manage and replenish inventory on a store by store basis. We also utilize what we believe to be state-of-the-art systems for order processing, inventory management, purchasing, and tracking of shipments. We believe these systems help us:

--	increase the efficiency and accuracy of order processing and payments;

--	shorten order turnaround time; and

--	ensure prompt delivery of desired titles.

Our strength in distribution in the United States and Canada ensures access to favorable shelf space for our products. We believe that we are one of the largest distributors of video game software to mass merchants in the United States. We distribute our products to a variety of outlets, including mass-merchant retailers such as Wal-Mart and Target; major retailers, such as Best Buy, CompUSA, and Toys ‘R’ Us; and specialty stores such as Electronics Boutique and GameStop. Additionally, our games are made available through a myriad of Internet and on-line networks.

Based on the strength of our distribution operations, we have successfully attracted other publishers to utilize our mass merchant distribution capabilities for their products. Other publishers’ products are generally acquired by us and distributed under the name of the publisher of such products, who is, in turn, responsible for the publishing, packaging, marketing and customer support of such products. Our agreements with these publishers typically provide for retail distribution rights in designated territories for a specific period of time, which are typically renewable. Our sales and distribution programs for other publishers’ products are an integral part of our overall approach to the United States and Canadian marketplace, providing value-added services to both publishers and retailers alike and an additional source of revenue for us.

We outsource our warehouse operations in the United States to Arnold Logistics, which is located in Lancaster, Pennsylvania. The warehouse operations include the receipt and storage of inventory as well as the distribution of inventory to mass market and other retailing customers.

Europe, Asia and Other Regions

Because of IESA’s strong presence in Europe, Asia and certain other regions worldwide, IESA distributes our products in these regions pursuant to a distribution agreement we entered into with IESA. We believe that IESA’s strong presence in Europe, Asia and certain other regions provides effective distribution in these regions of our titles while allowing us to focus our efforts in the United States and Canada. IESA distributes our products to several major retailers in Europe, Asia and certain other regions including Auchan, Carrefour, Mediamarket and Tesco. It has extensive access to retail outlets in these regions. Under our distribution agreement with IESA, we are entitled to receive 30.0% of the gross profit of the products distributed by IESA, or 130.0% of the royalty rate due to the developer, whichever is greater.

Business

MANUFACTURING

Disk duplication and the printing of user manuals and packaging materials are performed to our specifications by outside sources. To date, we have not experienced any material difficulties or delays in the manufacture and assembly of our products, or material returns due to product defects. There is some concentration for the supply of our publishing needs, but a number of other outside vendors are also available as sources for these manufacturing and replication services.

Sony, Nintendo and Microsoft control the manufacture of our products that are compatible with their respective video game consoles, as well as the manuals and packaging for these products, and ship the finished products to us for distribution. Sony PlayStation, PlayStation 2, Nintendo GameCube and Microsoft Xbox products consist of proprietary format CD-ROMs and are typically delivered to us within a relatively short lead time (approximately 2-3 weeks). Manufacturers of other Nintendo products, which use a cartridge format, typically deliver these products to us within 45 to 60 days after receipt of a purchase order. To date, we have not experienced any material difficulties or delays in the manufacture and assembly of our products. However, manufacturers’ difficulties, which are beyond our control, could impair our ability to bring products to the marketplace in a timely manner.

COMPETITION

The video game software publishing industry is intensely competitive, and relatively few products achieve market acceptance. The availability of significant financial resources has become a major competitive factor in the industry primarily as a result of the increasing development, acquisition, production and marketing, as well as potential licensing costs, required to publish quality titles. We compete with other third-party publishers of video game software, including Electronic Arts Inc., THQ, Inc., Activision, Inc., Take Two Interactive, Inc., and SEGA, among others. In addition, we compete with first-party publishers such as Sony, Nintendo, and Microsoft, who in some instances publish their own products in competition with third party publisher licenses.

Atari Interactive has granted us a non-exclusive, royalty-free license to use the name “Atari”, which license may be cancelled with one-year’s notice, or immediately if we breach our obligations under the license. In connection with the offering, IESA will cause Atari Interactive to extend the term of the license under which we use the Atari name to ten years expiring December 31, 2013, for which we have agreed to issue 2 million shares of our common stock to Atari Interactive. In addition, we will pay a royalty equal to 1% of our net revenues during years 6 through 10 of the extended license.

We believe that the Atari brand, which is largely credited with launching the video game industry, continues to carry a level of recognition that can be used as a competitive advantage. We believe that a number of additional factors provide us with competitive opportunities in the industry, including our extensive catalogue of multi-platform products, strength in the mass-market, and strong sales forces in the United States and Canada and, through IESA, in Europe, Asia and other regions. We believe that popular franchises such as Driver, Test Drive, Civilization, the Backyard Sports series, Deer Hunter and RollerCoaster Tycoon, and attractive licenses such as The Matrix, Terminator, Unreal, Harley Davidson, Blue’s Clues, Major League Baseball and the National Football League, provide us with a competitive angle to market our products.

Business

EMPLOYEES

As of end of June 30, 2003, we had 561 employees domestically, with 257 in product development, 116 in administration (i.e., senior management, human resources, legal, IT & facilities), 59 in finance, 63 in sales and 66 in marketing. We have operations in New York, New York; Beverly, Massachusetts; Minneapolis, Minnesota; Seattle, Washington; Sunnyvale, California; Santa Monica, California; Chantilly, Virginia; and Newport Beach, California. We also have operations internationally at our Reflections Studio located in Newcastle, England, which has 102 employees.

LEGAL PROCEEDINGS

On September 16, 2002, Knight Bridging Korea Co., Ltd. (“KBK”), a distributor of electronic games via the Internet and local area networks, filed a lawsuit against us and Gamesonline.com, Inc. (“Gamesonline”), a subsidiary of Interplay Entertainment Corp., in Superior Court of California, Orange County. KBK alleges that it entered into a contract with Gamesonline to obtain the right to localize (translate games into the local language of the country where the games are distributed) and to distribute games electronically in Korea, including Neverwinter Nights. The complaint further alleges that we and Gamesonline conspired to prevent KBK from entering the market with Neverwinter Nights or any previously released games of Gamesonline. The complaint alleges the following causes of action against us: misappropriation of trade secrets under the California Uniform Trade Secrets Act; common law misappropriation; intentional interference with contract; negligent interference with contract; intentional interference with prospective economic advantage; negligent interference with prospective economic advantage; and violation of Business & Professions Code Section 17200 et seq. The complaint seeks $98.8 million for each of these causes of action. An amended complaint was filed on December 3, 2002, adding Atari Interactive as a named defendant, and alleging that we managed and directed Atari Interactive to engage in the foregoing alleged acts. We and Atari Interactive filed answers and Gamesonline has since answered the original complaint and served a cross-complaint against KBK. On April 29, 2003, KBK named as defendants “Infogrames Asia Pacific,” “Infogrames Korea” and “Interplay, Inc.” Discovery is ongoing.

We believe that this complaint is without merit and intend to defend ourselves vigorously against these actions.

Additionally, we are involved in various other claims and legal actions arising in the ordinary course of business. Our management believes that the ultimate resolution of any of these other complaints or any other claims which are not stated herein will not have a material adverse effect on our liquidity, financial condition or results of operations.

Relationship with IESA

Infogrames Entertainment SA (“IESA”), a French corporation listed on Euronext, owns (directly and through a wholly owned subsidiary) approximately 88% of our stock as a result of a combination of a company IESA purchased in 1997 and a publicly owned company that IESA took control of in 1999. IESA is selling 18,000,000 shares in this offering. After the closing of the offering, we will reimburse all underwriting discounts and commissions incurred by IESA, estimated to be $4.2 million. As a general matter, we have conducted our activities in the United States and Canada both with regard to our own products and with regard to distribution of IESA’s products, and IESA has conducted its activities in Europe, Asia and certain other regions, including distribution of our products there.

From time to time, IESA has loaned us money to enable us to make acquisitions or for other purposes. At June 30, 2003, we owed IESA $211.0 million for money we had borrowed from it. At that date, Atari Interactive, Inc. (“Atari Interactive”) and Atari Australia Pty Ltd (“Atari Australia”), both wholly owned subsidiaries of IESA, owed us $40.9 million for money we had advanced to them. Immediately before the offering made by this prospectus, (i) we will transfer to IESA the indebtedness of Atari Interactive and Atari Australia owed to us in satisfaction of an equal amount of our indebtedness to IESA, and (ii) we will satisfy the remainder of our indebtedness to IESA by issuing to it additional shares of our common stock valued at the public offering price of the shares offered by this prospectus.

In addition, IESA renders management services to us and we render management services to Atari Interactive, which is based in Beverly, Massachusetts. Atari Interactive develops videogames, and owns the name “Atari” and the Atari logo. We use the name “Atari” and the Atari logo under a license from Atari Interactive. In connection with the offering, IESA will cause Atari Interactive to extend the term of the license under which we use the Atari name to ten years expiring on December 31, 2013, for which we have agreed to issue 2 million shares of our common stock to Atari Interactive. In addition, we will pay a royalty equal to 1% of our net revenues during years six through ten of the extended license.

Management

EXECUTIVE OFFICERS AND DIRECTORS

Our executive officers and directors and their respective ages and positions are as follows:

Name	Age	Position

Bruno Bonnell	45	Chief Executive Officer and Chairman of the Board
Denis Guyennot	40	President, Chief Operating Officer, Secretary and Director
Harry M. Rubin	50	Senior Executive Vice President
David J. Fremed	42	Senior Vice President and Chief Financial Officer
Lisa S. Rothblum	51	Senior Vice President, General Counsel and Assistant Secretary
William L. Stocks, III	49	Executive Vice President
James Ackerly	54	Director
James Caparro	51	Director
Thomas A. Heymann	46	Director
Ann E. Kronen	45	Director
Thomas J. Mitchell	64	Director
Thomas Schmider	41	Director
David Ward	55	Director

Bruno Bonnell has served as a Director since December 1999 and has been our Chairman of the Board and Chief Executive Officer since February 2000. Mr. Bonnell founded IESA with Thomas Schmider in 1983 and has been the Chairman of the Board of Directors and Chief Executive Officer of IESA since that time. Prior to founding IESA, Mr. Bonnell was involved with the launch of T07, one of the first computers designed for domestic use.

Denis Guyennot has served as a Director since February 2000. Since February 2000, he has also served as our President, Chief Operating Officer and Secretary. From January 1999 to January 2000, Mr. Guyennot served as President of Distribution for Infogrames Entertainment Europe. From July 1998 to January 1999, Mr. Guyennot served as President of Infogrames Europe’s Southern Region. In 1988, Mr. Guyennot founded Ecudis, a distributor of video game software in Europe, which was acquired by IESA in July 1998.

Harry M. Rubin has served as our Senior Executive Vice President since January 2001. From April 1998 until September 2000, Mr. Rubin was the President of our International Division. Prior to that, Mr. Rubin held several management positions at GT Interactive Software including Executive Vice President and General Manager, International Division and Business Affairs. From 1988 to 1993, Mr. Rubin worked at NBC, where he served as Vice President and General Manager of its domestic and international Home Video Divisions. He served as Chief Financial Officer for various entertainment companies at RCA Corporation from 1979 to 1988.

David J. Fremed has served as our Senior Vice President and Chief Financial Officer since May 2000. From 1996 until May 2000, Mr. Fremed served in various financial capacities, including Chief Financial Officer and Treasurer, of Marvel Enterprises, Inc. (formerly Toy Biz, Inc.). Prior to that, Mr. Fremed was Vice President and Controller of Toy Biz, Inc.

Management

Lisa S. Rothblum has served as our Senior Vice President, Legal and Business Affairs, and General Counsel since September 2000. In February 2001, Ms. Rothblum was appointed by the Board of Directors to serve as our Assistant Secretary. From 1982 to 1999, Ms. Rothblum was Senior Vice President of Legal Affairs and General Counsel of PolyGram Holding, Inc. (now known as Universal Vivendi), and served as that company’s Corporate Secretary. Prior to that, Ms. Rothblum was a litigation associate at Greenbaum Wolff & Ernst and a Staff Attorney at the New York Office of the Securities and Exchange Committee, Branch of Enforcement.

William L. Stocks, III has served as our Executive Vice President, Sales, Licensing, Marketing, Distribution and Logistics since July 2003. Prior to this time, Mr. Stocks had been Senior Vice President, Sales, Distribution and Services since January 2000, when we acquired GT Interactive where he had held the same position since 1998. Mr. Stocks joined GT Interactive in 1996 as Senior Vice President, Sales and Marketing for the Value Division, which was comprised of Wizardworks/ MacSoft and The Slash Group.

James Ackerly has served as a Director since June 2001. He is currently Chairman and President of Splinternet Communications, Inc., a provider of packetized communications services to major communications companies around the world and an operator of offshore Internet services providers. Previously, Mr. Ackerly has provided technology consulting and design services to AMR Corp, The Sabre Group, AT&T and others since 1995.

James Caparro has served as a Director since February 2002. He is currently the Chief Executive Officer of WEA Corp., the company responsible for the sales, marketing, packaging, manufacturing and distribution of music, video and other intellectual property owned and controlled by the Warner Music Group. From 1998 through 2001, Mr. Caparro was the Chairman and CEO of the Island Def Jam Music Group, part of the Universal Music Group. From 1988 through 1998, Mr. Caparro was CEO of PolyGram Group Distribution and its divisions (Distribution, Video, Merchandising, PolyMedia, New Media Business Development), a member of the PolyGram Group of companies.

Thomas A. Heymann has served as a Director since February 1999. From February 1999 until February 2000, he was our Chairman of the Board and Chief Executive Officer. From November 1994 to February 1999, Mr. Heymann was President of The Disney Store, Inc. In May 2000, Mr. Heymann co-founded Digital Coast Ventures, and served as Managing Director of the fund until November 2002. Mr. Heymann is currently the Chairman and CEO of Knowledge Learning Corp., one of the nation’s leading operators of child development centers for infant through school-age children. Mr. Heymann also serves on the board of directors of tickets.com, Loudeye Corp., and the Chase Foundation of Children’s Hospital Los Angeles.

Ann E. Kronen has served as a Director since February 2000. Since 1996, Ms. Kronen has been an independent consultant specializing in strategic planning and management development issues. Previously, she was Vice President of Product Development for Disney Educational Publishing.

Thomas J. Mitchell has served as a Director since January 2001. Until his retirement in 1999, Mr. Mitchell served as a Senior Audit Partner at Ernst & Young and had also served as the Co-Chairman of Ernst & Young Multinational Partner Group. Mr. Mitchell also serves on the audit and compliance committees of several not-for-profit organizations.

Thomas Schmider has served as a Director since December 1999. Mr. Schmider founded IESA with Bruno Bonnell in June 1983 and has been the Managing Director of IESA since that time. Mr. Schmider also serves on the board of directors of several private companies that are affiliates of IESA.

Management

David Ward has served as a Director since January 2002. Since June 1996, Mr. Ward has also been a director of IESA. Mr. Ward has also served as the Managing Director and member of the Board of Directors of Infogrames UK (formerly known as Ocean Software) and a director of Grey Phantom.

BOARD OF DIRECTORS

Our Board of Directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board of Directors, the Audit Committee and the Compensation Committee. In addition, from time to time, special committees may be established under the direction of the Board of Directors when necessary to address specific issues.

Our Board of Directors held seven meetings during the nine months ended March 31, 2003. During the period in which he or she served as a director, each director attended at least 75% of the aggregate of the total number of meetings of our Board of Directors plus the total number of meetings of our committees of our Board of Directors on which he or she served.

Our Amended and Restated By-laws include a provision establishing a classified Board of Directors. Our Board is divided into three classes. The directors and their respective election dates are as follows:

--	the Class II directors are (a) Mr. Caparro, Mr. Guyennot, Ms. Kronen and Mr. Ward and their terms will expire at the Annual General Meeting of Stockholders to be held in 2004 and (b) Mr. Ackerly, Mr. Heymann, Mr. Mitchell and Mr. Schmider, and their terms will expire at the Annual Meeting of Stockholders to be held in 2005; and

--	the Class III director is Mr. Bonnell and his term will expire at the Annual Meeting of Stockholders to be held in 2006.

There are currently no Class I directors.

AUDIT COMMITTEE AND “FINANCIAL EXPERT”

Our Audit Committee is currently composed of Mr. Ackerly, Mr. Caparro and Mr. Mitchell, each an independent director, to comply with Nasdaq’s amended Nasdaq Marketplace Rules. Mr. Mitchell serves as the Chairman of our Audit Committee and qualifies as a “financial expert” as defined by the SEC.

Our Board of Directors adopted an Amended and Restated Audit Committee Charter during fiscal 2003. Our Audit Committee reviews the adequacy of internal controls, the scope and results of annual audits and other services provided by our independent public accountants. Additionally, in our fiscal year 2003, our Audit Committee began undertaking certain functions and responsibilities as required under the Sarbanes-Oxley Act of 2002 and the Nasdaq Marketplace Rules. Our Audit Committee met five times during our 2003 fiscal year.

COMPENSATION COMMITTEE

Our Compensation Committee is composed of Mr. Guyennot, Mr. Heymann and Ms. Kronen. Our Compensation Committee oversees our compensation plans, employee stock option plans, employee stock purchase plans, programs and policies for executive officers, monitoring the performance and compensation of executive officers and other key employees, and related decisions concerning matters of executive compensation. Our Compensation Committee met three times during our 2003 fiscal year.

Management

OTHER COMMITTEES

We currently do not have a nominating/corporate governance committee but our Board of Directors is considering establishing a nominating/corporate governance committee composed of a majority of independent directors. In the meantime, all matters concerning corporate governance and other functions customarily performed by a nominating/corporate governance committee are being performed by our Board of Directors as a whole. Any stockholder who wishes to make a nomination at an annual or special meeting for the election of directors must do so in compliance with the applicable procedures set forth in our By-laws.

DIRECTOR COMPENSATION

Directors who are also employed by us, IESA or any subsidiary of IESA do not receive any compensation for their service on the Board of Directors. Effective July 1, 2003, each non-employee director serving on our Board of Directors is paid the following compensation in consideration for their services as a member of our Board of Directors:

--	an annual retainer of $25,000;

--	an annual retainer of $7,500 for chairman of a committee of our Board of Directors;

--	a fee for each Board meeting attended ($2,000 for attending in person and $1,000 for attending via phone);

--	a fee for each Committee meeting attended ($2,000 for attending in person and $1,000 for attending via phone);

--	an annual stock option grant for 10,000 shares of our common stock; and

--	a one-time stock option grant for 25,000 shares of our common stock upon joining our Board of Directors.

We believe that these payments are necessary to attract and retain the highest caliber of directors to the Board.

Management

EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth information concerning compensation earned by our Chief Executive Officer and our other four most highly compensated executive officers (collectively, the “Named Executive Officers”) for the last three fiscal years.

									Long-term
			Annual compensation						compensation

									Securities
							Other annual		underlying		All other
Name and principal position	Year		Salary($)		Bonus($)		compensation($)		options(#)		compensation($)

Bruno Bonnell	2003	*	150,000	(1)	0		0		0		0
Chief Executive Officer and	2002		200,000		0		0		300,000		0
Chairman of the Board	2001		0		0		60,000	(2)	1,000,000		0
Denis Guyennot	2003	*	337,500	(3)	120,000	(4)	191,572	(5)	196,875	(6)	6,000	(7)
President, Chief Operating	2002		300,000		150,000	(8)	272,702	(9)	150,000		7,800	(7)
Officer and Secretary	2001		300,000		162,000	(10)	258,832	(11)	500,000		4,200	(7)
Harry M. Rubin	2003	*	300,000	(12)	70,000	(4)	27,000	(13)	78,750	(6)	4,185	(7)
Senior Executive Vice	2002		350,000	(14)	70,000	(8)	32,500	(13)	100,000		10,899	(15)
President	2001		360,000	(16)	170,000	(10)	27,000	(13)	150,000		1,602,475	(17)
David J. Fremed	2003	*	211,406	(18)	66,000	(19)	0		21,000	(6)	3,171	(7)
Senior Vice President and	2002		275,000		44,000	(8)	0		30,000		6,501	(7)
Chief Financial Officer	2001		275,000		94,000	(10)	0		50,000		5,499	(7)
Lisa S. Rothblum	2003	*	211,406	(18)	66,000	(19)	0		21,000	(6)	1,875	(7)
Senior Vice President, General	2002		275,000		44,000	(8)	0		30,000		5,813	(7)
Counsel and Assistant	2001		211,979	(20)	82,000	(10)	0		60,000	(21)	4,313	(7)
Secretary

*	Represents 9-month period from July 2002 through March 2003.

(1)	Represents accrual of salary from July 2002 through March 2003 based on annual salary of $200,000.

(2)	Represents housing allowance from January 2001 through May 2001.

(3)	Represents payment of salary from July 2002 through March 2003 based on annual salary of $450,000.

(4)	This amount was earned and paid in fiscal 2003. An additional bonus amount will be determined based on results through June 30, 2003 and is not yet determined as of the date hereof.

(5)	(i) $164,572 of this amount represents housing allowance and (ii) $27,000 of this amount represents car allowance.

(6)	Represents options granted to purchase stock of IESA.

(7)	Represents our contributions on behalf of the Named Executive Officers to our 401(k) Profit Sharing Plan.

(8)	This amount was earned in fiscal 2002 and paid in fiscal 2003.

(9)	(i) $222,017 of this amount represents housing allowance and (ii) $50,685 of this amount represents car allowance.

(10)	50% of this bonus amount was paid in July 2001 and the remaining 50% of this amount was paid in October 2001.

(11)	(i) $171,008 of this amount represents housing allowance, (ii) $41,139 of this amount represents car allowance and (iii) $46,685 of this amount represents relocation allowance.

(12)	Represents payment of salary from July 2002 through March 2003 based on annual salary of $400,000.

(13)	Represents car allowance.

(14)	Represents payment of salary from (i) July 2001 through December 2001 based on annual salary of $300,000 and (ii) from January 2002 through June 2002 based on annual salary of $400,000.

(15)	Represents (i) $2,424 of expenses related to medical benefits and (ii) $8,475 of our contribution on behalf of Mr. Rubin to our 401(K) Profit Sharing Plan.

(16)	Represents payment of salary from (i) July 2000 through December 2000 based on annual salary of $420,385 and (ii) from January 2001 through June 2001 based on annual salary of $300,000.

(17)	Represents (i) $1,600,000 of payment made upon entering into an employment letter dated December 2000 and (ii) $2,475 of our contribution on behalf of Mr. Rubin to our 401(K) Profit Sharing Plan.

Management

(18)	Represents payment of salary from July 2002 through March 2003 based on annual salary of $281,875.

(19)	This amount was earned in fiscal 2003, of which $44,000 was paid in fiscal 2003 and $22,000 was paid in fiscal 2004. An additional bonus amount will be determined based on results through June 30, 2003 and is not yet determined as of the date hereof.

(20)	This amount represents payment of salary from September 2000 through June 2001, based on her annual salary of $275,000.

(21)	10,000 of these common stock options represent sign-on bonus.

Option grants in fiscal year 2003

During fiscal 2003, we did not grant any stock options under our stock incentive plans to the Named Executive Officers. Shown below is information regarding stock options granted under IESA’s stock incentive plans to the Named Executive Officers during fiscal 2003. The following table also shows the hypothetical value of the options granted at the end of the option terms (eight years) if the IESA stock price were to appreciate annually by 5% and 10%, respectively, less the aggregate exercise price of the options granted. These assumed rates of growth are required by the SEC for illustration purposes only and are not intended to forecast possible future stock prices.

					Potential realizable
					value
					at assumed annual
					rates of
	Number of	Percent of			stock price
	securities	total options	Exercise		appreciation
	underlying	granted to	price		for option term(€)
	options	employees in	per	Expiration
Named executive officer	granted(#)	fiscal year(1)	share(€)(2)	date	5%	10%

Bruno Bonnell	0	N/A	N/A	N/A	N/A	N/A
Denis Guyennot	196,875	0.13%	2.69	11/07/10	252,866	605,646
Harry M. Rubin	78,750	0.05%	2.69	11/07/10	101,146	242,258
David J. Fremed	21,000	0.01%	2.69	11/07/10	26,972	64,602
Lisa S. Rothblum	21,000	0.01%	2.69	11/07/10	26,972	64,602

(1)	IESA granted an aggregate of 1,493,875 stock options to employees during fiscal 2003.

(2)	The exercise price is equal to the fair market value of IESA’s stock on the close of the last business day prior to the date of grant.

Aggregated option exercises and year-end option values

Set forth below is information relating to the exercise of stock options of the Company and IESA during fiscal 2003 for each of our Named Executive Officers and the year-end value of unexercised options held by the Named Executive Officers. No Named Executive Officer exercised options during fiscal 2003.

	Number of securities	Value of unexercised
	underlying unexercised	in-the-money
	options at March 31,	options at March 31,
Named executive officer	2003(#)	2003($)(4)(5)

	(exercisable/unexercisable)	(exercisable/unexercisable)
Bruno Bonnell	781,250/718,750	0/0(6)
Denis Guyennot	325,000/621,875 (1)	0/0(6)
Harry M. Rubin	222,830/221,886 (2)	0/0(6)
David J. Fremed	57,500/73,500 (3)	0/0(6)
Lisa S. Rothblum	48,750/62,250 (3)	0/0(6)

Management

(1)	Includes options granted to purchase 196,875 shares of stock of IESA, all of which are unexercisable.

(2)	Includes options granted to purchase 78,750 shares of stock of IESA, all of which are unexercisable.

(3)	Includes options granted to purchase 21,000 shares of stock of IESA, all of which are unexercisable.

(4)	Based on market value of underlying shares of our common stock on March 31, 2003 of $1.78, minus the aggregate exercise price.

(5)	Based on market value of underlying shares of stock of IESA on March 31, 2003 of €2.36, minus the aggregate exercise price.

(6)	No options were in-the-money as of March 31, 2003 since the fair market value of the underlying stock did not exceed the exercise price of the options.

Equity compensation plan information

Stock Incentive Plans

We have three equity incentive plans (collectively, the “Plans”) under which options to purchase shares of our common stock are authorized for grant to our employees, officers, Board of Directors, consultants and others: (i) the 1995 Stock Incentive Plan, (ii) the 1997 Stock Incentive Plan and (iii) the 2000 Stock Incentive Plan, which have been approved by our stockholders.

The following table sets forth aggregate equity compensation information regarding grants under the Plans through June 30, 2003. The equity compensation plans are plans under which employees may be granted incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, and other equity-based awards.

Number of
	securities to be	Weighted
	issued upon	average
	exercise of	exercise price	Number of
	outstanding	of outstanding	securities
	options,	options,	remaining
	warrants and	warrants and	available for
Plan category	rights	rights	future issuance

Equity compensation plans approved by security holders	5,942,921	$13.15	7,832,141
Equity compensation plans not approved by security holders(1)	568,328	$0.34	N/A
Total	6,511,249	$13.49	7,832,141

(1)	The shares underlying these options were registered to increase the options available to be granted under the 2000 Stock Incentive Plan as a result of the assumption of the 1995 Stock Incentive Plan of Shiny Entertainment, Inc. (“Shiny”) in connection with the acquisition of Shiny.

Employee Stock Purchase Plan

We adopted the Employee Stock Purchase Plan (the “ESPP”) and reserved 200,000 (adjusted to reflect the one-for-five reverse stock split effected on June 26, 2000) shares of our common stock for issuance under the ESPP in order to give our employees, and certain of our affiliates, an opportunity to purchase our common stock every six months through payroll deduction. The purchase price of each share was 85% of the lower of the fair market value on the first or last day of each six-month period. Employees were allowed to purchase shares having a value not exceeding 10% of their gross compensation during a six-month period. In January 2003, all shares of our common stock reserved for issuance under the ESPP were issued and, as a result, we terminated the ESPP as provided for under the ESPP documents effective April 2003.

Management

Employment contracts, termination of employment and change in control arrangements

Employment Agreement with Harry Rubin

We entered into an employment agreement with Harry M. Rubin (the “Rubin Employment Agreement”), which is effective as of June 1, 2002. The term of the Rubin Employment Agreement will continue through May 31, 2007, and may be extended for five additional years under terms that are identical to those contained in the Rubin Employment Agreement.

Under the Rubin Employment Agreement, Mr. Rubin receives an annual salary of $400,000 retroactive to January 1, 2002, and is eligible to receive an annual increase in the base salary of 5%. Additionally, Mr. Rubin is eligible to receive an annual bonus of up to 50.0% of his base salary and receives a car allowance of $3,000 per month.

Furthermore, if Mr. Rubin is terminated without cause or resigns for good reason, including upon the happening of a change of control event, Mr. Rubin will receive (i) any portion of his base salary and car allowance payable through the date of termination that remains unpaid, (ii) a lump sum cash severance payment equal to the base salary and car allowance that Mr. Rubin would have otherwise received but for the termination, for a period that is the greater of either (A) the remainder of the term had termination not occurred, or (B) three years from the effective date of termination, and (iii) a bonus of 50.0% of such aggregate base salary payable to him.

In the event of a change of our control, all stock options granted to Mr. Rubin prior to the change of control event will vest in full immediately.

Compensation Committee interlocks

No interlocking relationship exists between our Board of Directors or our Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Certain relationships and related party transactions

TRANSACTIONS WITH IESA

Services rendered for the purchase of Hasbro Interactive, Inc.

On January 26, 2001, we and IESA entered into a letter agreement whereby IESA agreed to pay us a total one-time fee of $1.0 million in consideration for our services rendered to IESA in connection with the purchase of Hasbro Interactive, Inc. and subsidiaries and Games.com, Inc., which was consummated on January 26, 2001.

Purchases and sale of product

During the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 and 2003, we purchased approximately $0.4 million, $0.3 million, $0.1 million and $0.1 million of product and other services from IESA, respectively. Additionally, IESA had purchased product from us representing $0.1 million for the year ended June 30, 2001. No purchases were made by IESA from us for the year ended June 30, 2002 and the nine months ended March 31, 2002. Nominal amounts were purchased by IESA during the nine months ended March 31, 2003. Nominal amounts were outstanding at June 30, 2002 and March 31, 2003 which are included in the receivable and payable balances with IESA. No purchases were made by either us or IESA during the three months ended June 30, 2003 and a nominal balance remained outstanding at June 30, 2003. For the three months ended June 30, 2002, we purchased approximately $0.2 million of product and other various services from IESA.

Management fees charged to us

IESA charges us monthly management fees for various global management and systems support. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 and 2003, management fees charged to us from IESA totaled approximately $2.8 million, $3.1 million, $2.3 million and $2.3 million, respectively. As of June 30, 2002 and March 31, 2003, $0.8 million remained outstanding at each year-end. For the three months ended June 30, 2003, management fees charged to us were $0.8 million, all of which remained outstanding at June 30, 2003. For the three months ended June 30, 2002, management fees charged to us were $0.8 million.

Interest expense and facility fees charged to us

IESA charges us monthly interest and fees for the amount outstanding on the related party credit facilities and their usage. The interest rate is LIBOR plus 2.5% for the related party credit facility. The medium-term note entered into during the year ended June 30, 2002 provides for an interest rate of LIBOR plus 2.75%. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 and 2003, we incurred interest and fees of approximately $3.8 million, $3.5 million, $1.5 million and $3.9 million, respectively. As of June 30, 2002 and March 31, 2003, approximately $2.2 million and $3.0 million in interest and fees were outstanding, respectively. Payment of interest is restricted under the terms of the Senior Credit Facility with GECC and a related subordination agreement with IESA and GECC. We incurred interest and fees of approximately $2.0 million and $1.1 million during the three months ended June 30, 2002 and 2003, respectively. As of June 30, 2003, $2.8 million in interest and fees remained outstanding.

Certain relationships and related party transactions

Interest expense on notes payable charged to us

IESA charges us monthly interest for the amount outstanding on its long term related party 5.0% convertible subordinated note. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 and 2003, we incurred interest of approximately $3.2 million, $3.3 million, $2.5 million and $2.6 million, respectively. Furthermore, on December 28, 2001, IESA assumed from General Atlantic Partners, LLC (“GAP”) the $50.0 million principal amount of non-interest bearing convertible subordinated notes (the “GAP 0% Notes”) in exchange for IESA shares of common stock. IESA has not changed any of the terms of the former GAP 0% Notes as they relate to us. Interest on these notes is being accreted at the rate of 7% and has a redemption value of $50.0 million at maturity. During the year ended June 30, 2002 and the nine months ended March 31, 2002 and 2003, we recorded approximately $1.4 million, $0.7 million and $2.2 million, respectively, of interest expense related to these notes for the period that they were owned by IESA. Payment of interest is restricted under the terms of the Senior Credit Facility with GECC and a related subordination agreement with IESA and GECC. For the three months ended June 30, 2003, we incurred interest expense of approximately $0.9 million and $0.7 million on the 5.0% subordinated convertible note and GAP 0% Notes, respectively. For the three months ended June 30, 2002, we incurred interest expense of approximately $0.8 million and $0.7 million on the 5.0% subordinated convertible note and GAP 0% Notes, respectively.

Royalty agreement

We entered into a distribution agreement with IESA, which provides for the distribution by us of IESA’s (or any of its subsidiaries) products in the United States and Canada, pursuant to which we will pay IESA either 30.0% of the gross profit on such products or 130.0% of the royalty rate due to the developer, whichever is greater. We record this charge as royalty expense. For the nine months ended March 31, 2003, we recorded approximately $4.1 million of royalty expense, of which approximately $1.4 million was outstanding at March 31, 2003. The agreement also includes distribution rights by IESA of our products across Europe, Asia, and certain other regions pursuant to which IESA pays us 30.0% of the gross profit on such products or 130.0% of the royalty rate due to the developer, whichever is greater. We recognize this amount as royalty income. For the nine months ended March 31, 2003, royalty income earned by us based on the agreement amounted to approximately $18.8 million, of which $3.2 million was outstanding at March 31, 2003. For the three months ended June 30, 2003, we recorded $0.6 million of royalty expense, with $1.1 million outstanding at June 30, 2003. For the three months ended June 30, 2003, royalty income earned by us based on the agreement amounted to approximately $17.2 million, with $20.4 million outstanding at June 30, 2003. For the three months ended June 30, 2002, we recorded approximately $1.1 million of royalty expense and $1.5 million of royalty income earned by us.

For the nine months ended March 31, 2002, we recorded approximately $3.5 million of royalty expense and $3.2 million of royalty income. For the year ended June 30, 2002, we recorded approximately $4.6 million of royalty expense, of which approximately $0.8 million was outstanding at June 30, 2002. Royalty income was approximately $4.7 million of which $1.0 million was outstanding at June 30, 2002. For the year ended June 30, 2001, we recorded approximately $4.9 million of royalty expense and approximately $13.7 million of royalty income.

IESA stock option grants

On November 7, 2002, IESA granted stock options to purchase approximately 510,000 shares of IESA stock to our senior management. All options granted were at fair market value at the date of the grant and have a vesting period of four years. IESA does not expense stock options granted to employees, therefore, no charge has been recorded in our statement of operations for the nine months ended March 31, 2003.

Certain relationships and related party transactions

TRANSACTIONS WITH ATARI INTERACTIVE (FORMERLY KNOWN AS INFOGRAMES INTERACTIVE, INC. AND HASBRO INTERACTIVE, INC.), A WHOLLY-OWNED SUBSIDIARY OF IESA

Advances

The Senior Credit Facility extended by GECC on November 12, 2002 allows us to borrow up to $50 million and make advances to Atari Interactive. At March 31, 2003, advances due from Atari Interactive were $30.5 million and at June 30, 2003 were $39.0 million. This advance bears interest at prime plus 150 basis points and will be repaid from distribution royalties owed by us to Atari Interactive in the ordinary course of operations. Additionally, normal trade activities payable to Atari Interactive are netted against the advance balance outstanding when the invoices become due (generally in 45 days). For the nine months ended March 31, 2003, approximately $0.4 million of interest income was recognized, of which approximately $0.2 million was unpaid and is included in due from related parties at March 31, 2003. For the three months ended June 30, 2003, approximately $0.6 million of interest income was recognized, of which approximately $0.2 million was unpaid and remained outstanding at June 30, 2003.

Agreement with Atari Interactive and IESA

On July 3, 2003, we entered into an offset agreement with Atari Interactive and IESA. The agreement provides that on the date of termination of the Senior Credit Facility with GECC, we may offset any amount outstanding from Atari Interactive for advances, loans and current accounts receivable against amounts due under the Credit Agreement with IESA. As of March 31, 2003, we had approximately $27.4 million net outstanding from Atari Interactive. As of June 30, 2003, we had approximately $37.1 million net outstanding from Atari Interactive.

Sale-Leaseback

In July 2002, we negotiated a sale-leaseback transaction between Atari Interactive and an unrelated party. As part of this transaction, we guaranteed the office lease obligation of Atari Interactive. The lease provides for minimum monthly rental payments of approximately $0.1 million escalating nominally over the ten year term of the lease. We also received indemnification from IESA from any costs, if any, that may be incurred by us as a result of the full guaranty. Simultaneously with the closing of this transaction, we entered a sub-lease agreement with Atari Interactive through June 30, 2007. The rented space serves as the principal executive and administrative offices of our Beverly Studio located in Beverly, Massachusetts. For the nine months ended March 31, 2003, $0.4 million was included in rent expense, of which $0.1 million was unpaid at March 31, 2003. For the three months ended June 30, 2003, $0.2 million was included in rent expense, of which $0.1 million was unpaid at June 30, 2003.

We received a $1.3 million payment for our efforts in connection with this transaction. Approximately $0.6 million, an amount equivalent to a third-party brokers commission, was recognized during the nine months ended March 31, 2003 as other income. The remaining balance of approximately $0.7 million was deferred and is being recognized over the life of the sub-lease.

Purchases of product

During the year ended June 30, 2002 and the nine months ended March 31, 2002 and 2003, no purchases of product were made between us and Atari Interactive. During the year ended June 30, 2001, we purchased approximately $9.5 million of product from Atari Interactive, representing approximately 9.2% of total purchases by us for the year. This purchase of product was paid before June 30, 2002.

Certain relationships and related party transactions

Royalty agreement

We have a distribution arrangement with Atari Interactive. We must pay a royalty of either 30.0% of its gross profit or 130.0% of the royalty rate due to the developer, whichever is greater, for all Atari Interactive products distributed by us. In the fourth quarter of 2002, we and Atari Interactive agreed to adjust the base sales upon which the royalty is calculated. Accordingly, we reduced accrued and unpaid royalties due to Atari Interactive by approximately $2.0 million. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 and 2003, we incurred royalty expense of approximately $9.9 million, $38.4 million, $32.7 million and $24.3 million, respectively related to the distribution of Atari Interactive products. At June 30, 2002 and March 31, 2003, $4.4 million and $4.6 million, respectively, remained outstanding. For the three months ended June 30, 2003, we incurred royalty expense of approximately $3.7 million, of which $2.7 million remained outstanding at June 30, 2003. For the three months ended June 30, 2002, we incurred royalty expense of approximately $5.7 million.

Management fees charged and other support

We charge management fees to Atari Interactive primarily for legal, financial, information systems and human resource management. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 and 2003, we recorded management fee revenues of approximately $1.3 million, $3.0 million, $2.3 million and $2.3 million, respectively. Additionally, we had incurred costs and spent cash on behalf of Atari Interactive in efforts to help in its transition and on-going operations. Including the management fee revenue, we have approximately $1.0 million and $0.7 million outstanding as of June 30, 2002 and March 31, 2003, respectively. We recorded management fee revenues of approximately $0.7 million for the three months ended June 30, 2003. Including the management fee revenue, we have approximately $0.6 million outstanding as of June 30, 2003. We recorded management fee revenues of approximately $0.7 million for the three months ended June 30, 2002.

Settlement of customer returns, price concessions and other allowances

Customers of Atari Interactive, who are our current customers, reduced payments of receivables on our current invoices for returns, price concessions and other allowances. These deductions related to pre-acquisition sales of Atari Interactive. Accordingly, we, IESA and Atari Interactive agreed to a settlement reimbursing us an aggregate of approximately $6.7 million for these deductions for the year ended June 30, 2002 and the nine months ended March 31, 2002. No amounts were outstanding for these items at March 31, 2003.

Milestone payments advanced

During the year ended June 30, 2002, we advanced, on behalf of Atari Interactive, approximately $1.4 million to third-party developers for the development of two properties owned by Atari Interactive. At June 30, 2002, the entire amount is included in due from related parties.

For the nine months ended March 31, 2003, we advanced, on behalf of Atari Interactive, approximately $0.5 million to a related party developer for development costs on a property which is managed by Atari Interactive. As of March 31, 2003, the amount remains outstanding and is included in due from related parties.

For the year ended June 30, 2001 and the nine months ended March 31, 2002, no such advances were made by us.

For the three months ended June 30, 2003, no such advances were made by us.

Certain relationships and related party transactions

During the three months ended June 30, 2002, we advanced, on behalf of Atari Interactive, approximately $1.4 million to third-party developers for the development of two properties owned by Atari Interactive.

Warrants issued in relation to Atari Interactive

On November 18, 2002, 24,999 warrants to purchase our common stock were issued to a third-party developer to enhance a development agreement between the developer and Atari Interactive. Atari Interactive will reimburse us for expenses incurred related to the issuance of these warrants. The warrants were valued using the Black-Scholes model at approximately $0.1 million which was outstanding at March 31, 2003 and included in due from related parties. No such amounts remained outstanding at June 30, 2003.

TRANSACTIONS WITH ATARI AUSTRALIA, A WHOLLY-OWNED SUBSIDIARY OF IESA

Management fees charged to Atari Australia

Effective August 25, 2000, we charge Atari Australia yearly management fees primarily for the management and maintenance of information systems. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 and 2003, we recognized management fee revenue of approximately $0.4 million, $0.3 million, $0.3 million and $0.2 million, respectively. As of June 30, 2002 and March 31, 2003, $0.3 million and $0.1 million, respectively, were outstanding and included in due from related parties. For the three months ended June 30, 2003, we recognized management fee revenue of approximately $0.1 million, which remained outstanding at June 30, 2003. Nominal amounts were recognized as management fee revenue during the three months ended June 30, 2002.

Distribution revenues with Atari Australia

During the year ended June 30, 2002 and the nine months ended March 31, 2003, our Australian operations used the distribution facilities of Atari Australia who distributed product on behalf of us. We recorded distribution revenue of approximately $5.5 million and $4.2 million and related distribution costs of approximately $4.4 million and $3.7 million for the year ended June 30, 2002 and the nine months ended March 31, 2002. For the nine months ended March 31, 2003, the activity between our Australian operations and Atari Australia significantly decreased and nominal amounts were recorded as distribution revenue and expense. Furthermore, Atari Australia has provided operational support to our Australian operations. As a result of the transactions discussed above, approximately $1.7 million, excluding management fees, were owed to us at June 30, 2002 and March 31, 2003. Approximately $1.9 million, excluding management fees, were owed to us at June 30, 2003.

We recorded distribution revenue of approximately $1.3 million and related distribution costs of approximately $0.7 million for the three months ended June 30, 2002.

On July 3, 2003, we, Atari Australia and IESA entered into an offset agreement, the effect of which provides us with the ability to offset approximately $1.7 million, or any portion of that amount outstanding, if any, on July 3, 2005, against amounts owed under the Credit Agreement with IESA. Approximately $1.9 million, excluding management fees, was owed to us at June 30, 2003.

Certain relationships and related party transactions

Purchase of product and other support with Atari Australia

During the nine months ended March 31, 2003, Atari Australia began to purchase product directly from us. For the nine months ended March 31, 2003, we recognized revenue of $0.6 million for the sale of product and other support transactions. As of March 31, 2003, approximately $0.3 million remained outstanding and is included in due from related parties. For the three months ended June 30, 2003, we recognized revenue of $0.2 million for the sale of product and other support transactions. As of June 30, 2003, approximately $0.2 million remained outstanding and is included and due from related parties.

TRANSACTIONS WITH OTHER RELATED PARTIES WHOLLY-OWNED BY IESA

Transactions with Atari Melbourne House Pty Ltd (“Atari Melbourne House”)

Atari Melbourne House, a wholly-owned subsidiary of IESA, is a product developer for us. Atari Melbourne House provides services such as product development, designing, and testing for us which began during the year ended June 30, 2001. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2003, services provided and charged to us amounted to approximately $0.7 million, $0.3 million and $0.1 million, respectively. For the nine months ended March 31, 2002, services provided and charged to us were nominal. We had approximately $0.3 million due to Atari Melbourne House as of June 30, 2002 and a nominal balance due as of March 31, 2003. For the three months ended June 30, 2003, no such services were provided and charged to us. At June 30, 2003, a nominal balance remained outstanding.

For the three months ended June 30, 2002, services provided and charged to us were approximately $0.3 million.

Transactions with Atari Studio Asia Pty Ltd (“Atari Studio Asia”)

Atari Studio Asia, a wholly-owned subsidiary of IESA, is a product developer for us. Services such as product development, designing, and testing for us began during the nine months ended March 31, 2003. For the nine months ended March 31, 2003, services provided and charged to us amounted to approximately $0.7 million. We had a nominal balance due as of March 31, 2003. For the three months ended June 30, 2003, services provided and charged to us amounted to approximately $0.1 million. As of June 30, 2003, $0.1 million remained outstanding.

Transactions with Atari Studio Ltd (“Atari Studio”)

Atari Studio is a wholly-owned subsidiary of IESA and a product developer for us. Services such as product development, designing, and testing for us began during the nine months ended March 31, 2003. For the nine months ended March 31, 2003, services provided and charged to us amounted to approximately $0.8 million. We had a nominal balance due as of March 31, 2003. No services were charged to us during the three months ended June 30, 2003 and a nominal balance was due as of June 30, 2003.

Purchases of product by Atari Asia Pacific Pty Ltd (“Atari Asia Pacific”)

Atari Asia Pacific, a wholly-owned subsidiary of IESA, began purchasing product from us during the year ended June 30, 2002. For the nine months ended March 31, 2002 and 2003, approximately $0.2 million and $0.1 million, respectively, of product was purchased and a nominal amount was outstanding at March 31, 2003. For the year ended June 30, 2002, approximately $0.5 million of product was purchased and approximately $0.3 million was outstanding at June 30, 2002. For the three months ended June 30, 2002 and 2003, approximately $0.3 million and $0.1 million, respectively, of product was purchased and $0.1 million remained outstanding at June 30, 2003.

Certain relationships and related party transactions

Transactions with Paradigm Entertainment, Inc.

Paradigm Entertainment, Inc. (“Paradigm”), a wholly-owned subsidiary of IESA, is a product developer located in the United States. Paradigm performs such services as program development and designing for us. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 and 2003, services provided and charged to us amounted to approximately $3.9 million, $7.4 million, $5.4 million and $7.1 million, respectively, of which approximately $4.0 million and $3.8 million, respectively, remained outstanding at June 30, 2002 and March 31, 2003. Since July 1, 2001, we have advanced funds in payment of certain Paradigm expenses. As of June 30, 2002 and March 31, 2003, $0.3 million and $1.0 million, respectively, of such payments were included in due from related parties. Additionally, as of March 31, 2003, $1.5 million of cash was transferred to us from Paradigm and is included in due to related parties. For the three months ended June 30, 2002 and 2003, services provided and charged to us amounted to approximately $2.0 million and $2.8 million, respectively, and approximately $4.6 million remained outstanding at June 30, 2003. As of June 30, 2003, we owe Paradigm, a net $0.3 million, for certain expenses paid on our behalf by Paradigm.

Purchases of product and other services from Atari United Kingdom Limited (“Atari UK”)

During the year ended June 30, 2002 and the nine months ended March 31, 2002, we purchased approximately $0.1 million and $0.1 million, respectively, of product from Atari UK, a wholly-owned subsidiary of IESA. No such purchase of products was made in any prior periods or during the nine months ended March 31, 2003. Additionally, Atari UK has advanced funds and paid certain expenses on behalf of us. As of June 30, 2002 and March 31, 2003, we owed Atari UK approximately $0.8 million and $1.6 million, respectively, which includes the remaining balance for products purchased. As of June 30, 2003, we owed Atari UK approximately $1.7 million.

Sales of product from Atari UK

During the year ended June 30, 2002 and the nine months ended March 31, 2002 and 2003, we sold approximately $0.1 million of our products of Atari UK in each period. As of March 31, 2003, $0.2 million remained outstanding for the sale of product and nominal advances. As of June 30, 2002 no amount was outstanding. No sales of products were made in any prior periods. As of June 30, 2003, nominal amounts were outstanding. Nominal amounts were sold to Atari UK in the three months ended June 30, 2002.

Other activities with IESA subsidiaries

During the year ended June 30, 2002 and the nine months ended March 31, 2002 and 2003, we entered into various nominal transactions with certain other IESA subsidiaries located in North America, Europe, Asia, and South America. For the nine months ended March 31, 2002 and 2003, the aggregate amount recorded as revenue related to these transactions amounted to approximately $0.1 million and $0.2 million, respectively. As of March 31, 2003, approximately $0.4 million was owed to us for these transactions. Additionally, we recorded aggregate charges during the nine months ended March 31, 2002 and 2003 of approximately $0.1 million and $0.6 million, respectively, of which $0.2 million was unpaid as of March 31, 2003.

For the three months ended June 30, 2003, the aggregate amount recorded as revenue related to the transactions from these IESA subsidiaries amounted to approximately $0.1 million. As of June 30, 2003, approximately $0.5 million was owed to us for these transactions. Additionally, we recorded aggregate charges during the three months ended June 30, 2003 of approximately $0.3 million. As of June 30, 2003, $0.3 million was unpaid.

Certain relationships and related party transactions

For the three months ended June 30, 2002, the aggregate amount recorded as revenue related to the transactions from these IESA subsidiaries amounted to approximately $0.1 million. Additionally, we recorded nominal charges during the three months ended June 30, 2002.

The aggregate amount recorded as revenue for the year ended June 30, 2002 related to the transactions from these IESA subsidiaries amounted to approximately $0.2 million of which $0.1 million was outstanding as of June 30, 2002. Additionally, we recorded aggregate charges during the year ended June 30, 2002 of approximately $0.1 million which is outstanding as of June 30, 2002. During the year ended June 30, 2001, nominal amounts were recorded as revenue and charges related to transactions from these IESA subsidiaries.

Certain relationships and related party transactions

Principal stockholders and selling stockholder

The following table sets forth information, as of September 2, 2003 and immediately after our offering, concerning our common stock beneficially owned by:

--	each director and nominee of the Company;

--	the Named Executive Officers and all executive officers and directors as a group;

--	each stockholder known by us to be the beneficial owner of more than 5% of the outstanding common stock; and

--	IESA, the stockholder that is selling shares in this offering.

Except as indicated in “Certain relationships and related party transactions,” “Relationship with IESA” or by the footnotes below, IESA has not had any material relationship with us or any of our predecessors or affiliates within the last three years.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons included in this table have sole voting and investment power with respect to all the shares of common stock beneficially owned by them, subject to applicable community property laws. The number of shares beneficially owned by a person includes shares of common stock that are subject to stock options or warrants that are either currently exercisable or exercisable within 60 days after September 2, 2003. These shares are also deemed outstanding for the purpose of computing the percentage of outstanding shares owned by the person. These shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each person or entity listed below is our principal executive office.

The table assumes that underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, the selling stockholder will sell 3,276,596 additional shares of common stock and we will sell 773,404 additional shares of common stock in the offering.

Principal stockholders and selling stockholder

	Amount and nature of beneficial			Percentage of common stock
	ownership of shares of common stock			beneficially owned

Name of beneficial owner	Before offering**		After offering***	Before offering**	After offering***

Infogrames Entertainment S.A.	99,555,166	(1)	81,555,166	92.21%	69.72%
California U.S. Holdings, Inc.	77,400,269	(2)	59,400,269	90.20%	62.65%
Atari Interactive, Inc.	2,000,000	(3)	2,000,000	2.45%	1.71%
Bruno Bonnell	100,548,916	(4)	82,548,916	92.28%	69.98%
Thomas Schmider	99,667,666	(5)	81,667,666	92.22%	69.75%
Thomas A. Heymann	467,312	(6)	467,312	*	*
Ann E. Kronen	60,155	(7)	60,155	*	*
Denis Guyennot	523,886	(8)	523,886	*	*
Thomas J. Mitchell	19,562	(9)	19,562	*	*
James Ackerly	10,311	(10)	10,311	*	*
David Ward	37,500	(11)	37,500	*	*
James Caparro	9,063	(12)	9,063	*	*
Harry M. Rubin	254,500	(13)	254,500	*	*
David J. Fremed	75,340	(14)	75,340	*	*
William L. Stocks, III	104,652	(15)	104,652	*	*
Lisa S. Rothblum	65,456	(16)	65,456	*	*
All executive officers and directors as a group (13 persons)	102,289,153	(17)	84,289,153	92.44%	70.44%

*	Less than 1% of the outstanding shares of common stock.

**	As of September 2, 2003, 70,081,987 shares of our common stock were outstanding. The shares represented exclude shares issuable upon exercise of outstanding options and warrants.

***	Represents beneficial ownership as of September 2, 2003 and reflects (i) the sale by us of 9,000,000 newly issued shares of common stock, (ii) the sale of 18,000,000 shares of our common stock by the selling stockholder, (iii) the issuance of an estimated aggregate of 35,624,950 shares to IESA and CUSH as part of the capitalization restructuring, and (iv) the issuance of 2,000,000 shares to Atari Interactive in connection with the extension of the license of the Atari name.

(1)	Includes (i) 61,930,216 shares beneficially owned by CUSH on September 2, 2003, (ii) an estimated 15,470,053 shares to be issued to CUSH as part of the capital restructuring, (iii) 2,000,000 shares to be issued to Atari Interactive in connection with the extension and modification of a license to use the Atari name, and (iv) an estimated 20,154,897 shares to be issued to IESA as part of the capital restructuring. IESA may be deemed to beneficially own all of the shares held by CUSH and Atari Interactive because CUSH and Atari Interactive are wholly-owned subsidiaries of IESA. The address of IESA is 1, Place Verrazano, 69252 Lyon Cedex 09, France.

(2)	Includes (i) a proxy for the vote of 260,000 shares of our common stock held by the Cayre family and (ii) an estimated 15,470,053 shares of the total 35,624,950 shares as part of the capitalization restructuring. CUSH is wholly owned by IESA. Its address is 1, Place Verrazano, 69252 Lyon Cedex 09, France.

(3)	Represents shares of our common stock to be issued at the closing of the offering in connection with the extension of the license of the Atari name.

(4)	The holdings for Mr. Bonnell include (i) 99,555,166 shares of our common stock beneficially owned by IESA and (ii) 993,750 shares that can be acquired through stock option exercises within 60 days following June 30, 2003. Mr. Bonnell may be deemed to beneficially own all of the shares beneficially held by IESA because he is the Chairman of the Board of Directors, President and Chief Executive Officer of IESA. Mr. Bonnell disclaims beneficial ownership of such shares. Mr. Bonnell is also the beneficial owner of approximately 6.13% of IESA.

(5)	The holdings for Mr. Schmider include (i) 99,555,166 shares of our common stock beneficially owned by IESA and (ii) 112,500 shares that can be acquired through stock option exercises within 60 days following September 2, 2003. Mr. Schmider may be deemed to beneficially own all of the shares beneficially held by IESA because he is the Managing Director of IESA. Mr. Schmider disclaims beneficial ownership of such shares. Mr. Schmider is also the beneficial owner of approximately 6.01% of IESA.

Principal stockholders and selling stockholder

(6)	Represents 467,312 shares that can be acquired through stock option exercises within 60 days following September 2, 2003.

(7)	Represents 3,000 shares owned by Ms. Kronen and 57,155 shares that can be acquired through stock option exercises within 60 days following September 2, 2003.

(8)	Represents 17,636 shares owned by Mr. Guyennot and 506,250 shares that can be acquired through stock option exercises within 60 days following September 2, 2003.

(9)	Represents 3,000 shares owned by Mr. Mitchell and 16,562 shares that can be acquired through stock option exercises within 60 days following September 2, 2003.

(10)	Represents 10,311 shares that can be acquired through stock option exercises within 60 days following September 2, 2003.

(11)	Represents 37,500 shares that can be acquired through stock option exercises within 60 days following September 2, 2003.

(12)	Represents 9,063 shares that can be acquired through stock option exercises within 60 days following September 2, 2003.

(13)	Represents 420 shares owned by Mr. Rubin and 254,080 shares that can be acquired through stock option exercises within 60 days following September 2, 2003.

(14)	Represents 340 shares owned by Mr. Fremed and 75,000 shares that can be acquired through stock option exercises within 60 days following September 2, 2003.

(15)	Represents 17,652 shares owned by Mr. Stocks and 87,000 shares that can be acquired through stock option exercises within 60 days following September 2, 2003.

(16)	Represents 5,456 shares owned by Ms. Rothblum and 60,000 shares that can be acquired through stock option exercises within 60 days following September 2, 2003.

(17)	See footnote 1. Includes (i) a proxy for the vote of 260,000 shares of our common stock held by the Cayre family and (ii) 2,686,483 shares can be acquired through to options exercisable within 60 days following September 2, 2003.

Description of common stock

The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated By-laws (the “By-laws”).

As of September 2, 2003, our authorized capital stock consisted of 300,000,000 shares of common stock, par value $0.01 per share, of which 116,706,937 shares will be outstanding upon completion of the offering, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares will be outstanding upon completion of the offering. All of the outstanding shares of common stock, including the shares of common stock offered hereby, are fully paid and non-assessable.

COMMON STOCK

Voting

Holders of shares of common stock vote as a single class on all matters submitted to a vote of the stockholders, including the election of directors, with each share of common stock entitled to one vote.

Our By-laws provide that annual meetings of our stockholders will be held each calendar year on the date determined by our Board of Directors or an officer designated by our Board of Directors and special meetings may be called by a majority of our Board of Directors, our Chairman, or our President. Except as otherwise required by law, stockholders, in their capacity as such, are not entitled to request or call a special meeting of stockholders.

Our stockholders are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of stockholders. The failure to deliver proper notice within the period specified in our By-laws will result in the denial to the stockholder of the right to make such nominations or propose such action at the meeting.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. Our By-laws also provide for a staggered Board of Directors such that only a portion of our total Board of Directors will be elected at each annual meeting.

IESA will beneficially own approximately 70% of our common stock after this offering, which gives it sufficient voting power to prevent any transaction that it finds unfavorable, including an acquisition, consolidation or sale of assets desirable to our other stockholders. IESA also has sufficient voting power to elect a majority of our Board of Directors. This concentration of control could be disadvantageous to other stockholders whose interests differ from those of IESA.

Dividends, liquidation and other rights

Holders of common stock on the applicable record date are entitled to share ratably in such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor, subject to the rights of the holders of any series of preferred stock. If we have a liquidation, dissolution or winding up, each holder of common stock will be entitled to share ratably in any distribution of our assets after the payment of all debts and other liabilities, subject to any superior rights of the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which our Board of Directors may designate and issue in the future.

Description of common stock

Anti-takeover provisions

Our Board of Directors has authority (without action by the stockholders) to issue the 5,000,000 authorized and unissued shares of preferred stock in one or more series, to designate the number of shares constituting any series, and to fix, by resolution, the voting powers, designations, preferences and relative, optional or other special rights thereof, including liquidation preferences and the dividend, conversion and redemption rights of each such series. Under certain circumstances, we could issue the preferred stock as a method of discouraging, delaying or preventing a change of control of us. In addition, the classified nature of our Board of Directors may make a change of control of us more difficult.

Listing

Our common stock is traded on the Nasdaq National Market under the symbol “ATAR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

Underwriting

We and the selling stockholder are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Harris Nesbitt Gerard, Inc. and SoundView Technology Corporation are the representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC
Harris Nesbitt Gerard, Inc.
SoundView Technology Corporation

Total	27,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock and the common stock of the selling stockholder is offered subject to a number of conditions, including:

--	receipt and acceptance of our common stock by the underwriters, and

--	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-allotment option

We and the selling stockholder have granted the underwriters an option to buy up to an aggregate of 4,050,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and discounts

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 4,050,000 shares.

	Paid by us		Paid by selling stockholder		Total

	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions or reimbursement of the selling stockholder’s underwriting discounts and commissions, will be approximately $1.0 million.

No sales of similar securities

We, our executive officers and directors and the selling stockholder entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contact to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 120 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may in their sole discretion, release all or some of the securities from these lock-up agreements.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Nasdaq National Market quotation

Our common stock is quoted on the Nasdaq National Market under the symbol “ATAR.”

Price stabilization, short positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

--	stabilizing transactions;

--	short sales;

--	purchases to cover positions created by short sales;

--	imposition of penalty bids; and

--	syndicate covering transactions;

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

Underwriting

The underwriters may close out any covered short position by either exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

UBS and its affiliates have provided, are providing and may provide certain financial advisory and investment banking services for IESA for which they have received and may receive customary fees. UBS and its affiliates have agreed to reduce certain fees payable by IESA to UBS and its affiliates for such services by up to 300,000 euros upon the consummation of this offering.

The underwriters and their affiliates may from time to time in the future engage in transactions with us or our affiliates and perform services for us or our affiliates in the ordinary course of their business.

Legal matters

The validity of the shares offered under this prospectus has been passed upon for us by Clifford Chance US LLP, New York, New York. Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York will pass upon certain legal matters for the underwriter in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

Experts

The consolidated financial statements as of March 31, 2003 and June 30, 2002 and for each of the two years in the period ended June 30, 2002 and the nine months ended March 31, 2003, included and incorporated by reference in this prospectus and the related consolidated financial statement schedule incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. The SEC maintains a website that contains the annual, quarterly and special reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We maintain an Internet website at http://www.atari.com (which is not intended to be an active hyperlink in this prospectus). The information at our website is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-2 under the Securities Act. The registration statement relates to the common stock offered by us. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. Some items are omitted in accordance with the rules and regulations of the SEC. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC.

Information incorporated by reference

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for information superseded by information in this prospectus. We incorporate by reference the documents listed below. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

(1)	our Annual Report on Form 10-K for the year ended March 31, 2003;

(2)	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

(3)	our Current Reports on Form 8-K, filed on May 8, 2003 and July 31, 2003;

(4)	our definitive proxy statement filed on July 29, 2003; and

(5)	the description of our common stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A, filed with the SEC on November 30, 1995.

Each of these filings is available from the SEC. You may request, and we will provide at no cost, a copy of these filings, including any exhibits to the filings, by writing us at the following address: Atari, Inc., 417 Fifth Avenue, New York, NY 10016 or by telephoning us at (212) 726-6500.

Atari, Inc. and Subsidiaries

ATARI, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2
Consolidated Balance Sheets as of June 30, 2002 and March 31, 2003	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended June 30, 2001 and 2002 and the Nine Months Ended March 31, 2002 and 2003	F-4
Consolidated Statements of Cash Flows for the Years Ended June 30, 2001 and 2002 and the Nine Months Ended March 31, 2002 and 2003	F-5
Consolidated Statements of Stockholders’ Deficiency for the Years Ended June 30, 2001 and 2002 and the Nine Months Ended March 31, 2003	F-7
Notes to Consolidated Financial Statements	F-9
Schedule II — Valuation and Qualifying Accounts	F-43
Consolidated Balance Sheets as of March 31, 2003 and June 30, 2003	F-44
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three Months Ended June 30, 2002 and 2003	F-45
Consolidated Statements of Cash Flows for the Three Months Ended June 30, 2002 and 2003	F-46
Consolidated Statements of Stockholders’ Deficiency for the Years Ended March 31, 2003 and 2002 and the Three Months Ended June 30, 2003	F-48
Notes to the Consolidated Financial Statements for the Three Months Ended March 31, 2003	F-49

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Atari, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Atari, Inc. and subsidiaries (the “Company”) as of March 31, 2003 and June 30, 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficiency and cash flows for the nine months ended March 31, 2003, and for the years ended June 30, 2002 and 2001. Our audits also included the consolidated financial statement schedule listed at Item 15. These consolidated financial statements and the consolidated financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atari, Inc. and its subsidiaries as of March 31, 2003 and June 30, 2002, and the consolidated results of their operations and their cash flows for the nine months ended March 31, 2003, and for the years ended June 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Deloitte and Touche LLP

New York, New York

July 11, 2003

Atari, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30,	March 31,
	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	$5,403	$815
Receivables, net	81,200	47,053
Inventories, net	45,235	37,827
Income taxes receivable	1,074	395
Due from related parties	3,849	2,656
Prepaid expenses and other current assets	9,303	16,958

Total current assets	146,064	105,704
Advances to related party	—	32,184
Property and equipment, net	16,185	14,727
Goodwill, net of accumulated amortization of $26,116 in both periods	72,924	70,224
Other intangible assets, net of accumulated amortization of $619 at March 31, 2003.	—	2,081
Other assets	6,690	7,162

Total assets	$241,863	$232,082

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Accounts payable	$59,259	$39,587
Accrued liabilities	35,615	31,872
Revolving credit facilities	15,000	10,651
Short-term promissory notes	8,833	—
Current portion of related party medium-term loan	—	40,000
Related party credit facility	61,431	44,800
Royalties payable	8,915	13,653
Income taxes payable	1,447	1,965
Short-term deferred income	—	2,077
Due to related parties	7,111	12,747

Total current liabilities	197,611	197,352
Related party debt	150,947	124,610
Deferred income	3,500	4,131
Other long-term liabilities	5,134	2,907

Total liabilities	357,192	329,000

Commitments and contingencies	—	—
Stockholders’ deficiency:
Preferred stock, $0.01 par value, 5,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 300,000 shares authorized, 69,826 and 69,920 shares issued and outstanding at June 30, 2002 and March 31, 2003, respectively	698	699
Additional paid-in capital	485,759	486,053
Accumulated deficit	(604,921)	(586,851)
Accumulated other comprehensive income	3,135	3,181

Total stockholders’ deficiency	(115,329)	(96,918)

Total liabilities and stockholders’ deficiency	$241,863	$232,082

The accompanying notes are an integral part of these consolidated financial statements.

Atari, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share data)

			Nine months ended
	Years ended June 30,		March 31,

	2001	2002	2002	2003

			(unaudited)
Net revenues	$291,388	$419,045	$289,442	$404,645
Cost of goods sold	125,940	212,380	152,355	203,858

Gross profit	165,448	206,665	137,087	200,787
Selling and distribution expenses	72,450	84,628	62,862	72,005
General and administrative expenses	67,341	37,423	28,924	32,685
In process research and development	—	7,400	—	—
Research and development	56,617	70,798	49,399	62,797
Restructuring and other charges	3,539	—	—	—
Infogrames North America merger costs	1,700	—	—	—
(Gain) on sale of line of business	(5,501)	—	—	—
Depreciation and amortization	20,297	5,454	3,537	5,859

Operating (loss) income	(50,995)	962	(7,635)	27,441
Interest expense, net	(13,399)	(11,956)	(7,887)	(9,598)
Other income (expense)	1,358	(3,272)	287	632

(Loss) income before (benefit from) provision for income taxes	(63,036)	(14,266)	(15,235)	18,475
(Benefit from) provision for income taxes	(2,368)	(3,336)	(5,014)	405

Net (loss) income	$(60,668)	$(10,930)	$(10,221)	$18,070

Basic and diluted net (loss) income per share	$(1.07)	$(0.16)	$(0.15)	$0.26

Basic weighted average shares outstanding	56,839	69,722	69,686	69,878

Diluted weighted average shares outstanding	56,839	69,722	69,686	70,055

Net (loss) income	$(60,668)	$(10,930)	$(10,221)	$18,070
Other comprehensive (loss) income:
Foreign currency translation adjustments	1,382	777	489	46
Unrealized gain (loss) on securities	488	(57)	(57)	—
Reclassification adjustment for realized gains included in net loss	—	(388)	(388)	—

Comprehensive (loss) income	$(58,798)	$(10,598)	$(10,177)	$18,116

The accompanying notes are an integral part of these consolidated financial statements.

Atari, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

			Nine months ended
	Years ended June 30,		March 31,

	2001	2002	2002	2003

			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(60,668)	$(10,930)	$(10,221)	$18,070
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	20,297	5,454	3,537	5,859
Write-down of investments held at cost	299	3,622	—	—
Recognition of deferred revenue	—	(1,750)	(1,750)	—
Write-off of assets in connection with restructuring charges	1,560	—	—	—
Amortization of discount on related party debt	2,870	2,870	2,153	2,153
Accrued interest on revolving credit facility	47	66	—	77
Accrued interest on related party debt	3,429	5,520	2,911	5,218
Accretion of interest on short-term promissory notes	—	66	—	—
Amortization of deferred financing fees	956	956	717	959
Write-off of property and equipment	—	547	52	363
In process research and development related to acquisition of Shiny Entertainment, Inc.	—	7,400	—	—
Gain on sale of marketable securities	—	(388)	—	—
Changes in operating assets and liabilities:
Receivables, net	(133)	(43,683)	(3,073)	34,162
Marketable securities	3,152	—	108	—
Inventories, net	3,749	(15,830)	(13,191)	7,420
Due from related parties	(4,444)	519	(1,691)	1,478
Due to related parties	28,599	(10,447)	(10,219)	2,884
Prepaid expenses and other current assets	949	(1,325)	(2,543)	(7,620)
Accounts payable	(31,329)	20,869	2,420	(19,708)
Accrued liabilities	(6,762)	3,810	(4,027)	(3,893)
Bank overdraft	(3,355)	—	—	—
Royalties payable	(5,218)	(3,047)	(5,756)	4,735
Income taxes payable	—	962	—	507
Deferred income	3,445	1,747	1,940	631
Income taxes receivable	(916)	1,307	(3,973)	689
Other long-term liabilities	(814)	3,714	1,618	(233)
Other assets	(1,106)	5,759	3,176	(1,450)

Net cash (used in) provided by operating activities	(45,393)	(22,212)	(37,812)	52,301

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(6,084)	(8,571)	(6,489)	(4,067)
Proceeds from sale of marketable securities	—	497	—	—
Advances to related party	—	—	—	(32,184)
Acquisition of Shiny Entertainment, Inc., net of nominal cash acquired	—	(34,010)	—	—

Net cash used in investing activities	(6,084)	(42,084)	(6,489)	(36,251)

Consolidated statements of cash flows

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings (repayments) under related party credit facilities, net	43,068	52,373	54,000	(16,632)
Borrowings under the related party medium-term loan	—	39,381	—	8,896
Payments to third parties	—	(7,291)	—	—
Repayments under BNP Paribus revolving credit facility	—	(19,888)	(10,000)	(15,000)
Borrowings under General Electric Capital Corporation Senior Credit Facility, net	—	—	—	10,651
Repayments under short-term promissory notes	—	—	—	(8,833)
Proceeds from exercise of warrants in connection with Infogrames North America, Inc. merger	48	—	—	—
Proceeds from exercise of stock options	6	32	32	116
Proceeds from employee stock purchase plan	71	204	127	125

Net cash provided by (used for) financing activities	43,193	64,811	44,159	(20,677)
Effect of exchange rates on cash and cash equivalents	(427)	136	75	39

Net (decrease) increase in cash and cash equivalents	(8,711)	651	(67)	(4,588)
Cash and cash equivalents — beginning of fiscal year	13,463	4,752	4,752	5,403

Cash and cash equivalents — end of fiscal year	$4,752	$5,403	$4,685	$815

SUPPLEMENTAL CASH FLOW INFORMATION
SUPPLEMENTAL DISCLOSURE OF NON-CASH
OPERATING ACTIVITIES:
Cash paid for interest	3,145	2,770	2,344	3,599
Cash paid for taxes	—	—	—	450
SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING ACTIVITIES:
Acquisition of Shiny Entertainment, Inc.:
Fair value of assets acquired	—	50,776	—	—
Less: Short-term promissory notes issued to seller and others	—	16,059	—	—
Assumption of stock options	—	672	—	—
Other payments due seller	—	31	—	—
Cash acquired	—	4	—	—

Acquisition, net of cash acquired	—	34,010	—	—
SUPPLEMENTAL DISCLOSURE OF NON-CASH
FINANCING ACTIVITIES:
Conversion of revolving credit facility into shares of the Company’s common stock by Infogrames Entertainment SA at $6.40 per share	128,570	—	—	—
Issuance of stock in exchange for the assets of Infogrames North America, Inc.	280	—	—	—
Conversion of Infogrames North America, Inc. related party balances with Infogrames Entertainment SA	64,907	—	—	—
Sale of treasury stock in lieu of partial royalty payment	600	855	855	—
Assumption of Shiny Entertainment, Inc. employee stock purchase plan	—	672	—	—
Issuance of warrants to external developer as part of agreement	—	—	—	54
Conversion of warrants under cash – less exercise option	—	1	—	—
Common stock issued in lieu of partial royalty payment	—	41	41	—

The accompanying notes are an integral part of these consolidated financial statements.

Atari, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

(in thousands)

					Accumulated
	Common		Additional		other		Treasury
	stock	Common	paid-in	Accumulated	comprehensive	Treasury	shares
	shares	stock	capital	deficit	income	shares	at cost	Total

BALANCE, JULY 1, 2000	20,685	$208	$293,284	$(533,323)	$933	332	$(3,322)	$(242,220)
Issuance of shares for Infogrames North America merger	28,000	280	—	—	—	—	—	280
Conversion of warrants at $0.05 a share	955	9	39	—	—	—	—	48
Conversion of related party credit facility at $6.40 a share	20,089	200	128,370	—	—	—	—	128,570
Conversion of Infogrames North America related party payables	—	—	64,907	—	—	—	—	64,907
Issuance of common stock pursuant to employee stock purchase plan	25	—	71	—	—	—	—	71
Sales of treasury shares in lieu of partial royalty payment	—	—	(370)	—	—	(97)	970	600
Exercise of stock options	5	1	5	—	—	—	—	6
Net loss	—	—	—	(60,668)	—	—	—	(60,668)
Currency translation adjustment	—	—	—	—	1,382	—	—	1,382
Unrealized gain on securities	—	—	—	—	488	—	—	488

BALANCE, JUNE 30, 2001	69,759	698	486,306	(593,991)	2,803	235	(2,352)	(106,536)
Issuance of common stock pursuant to employee stock purchase plan	30	—	204	—	—	—	—	204
Sales of treasury shares in lieu of partial royalty payment	—	—	(1,497)	—	—	(235)	2,352	855
Exercise of stock options	5	—	32	—	—	—	—	32
Net loss	—	—	—	(10,930)	—	—	—	(10,930)
Currency translation adjustment	—	—	—	—	777	—	—	777
Unrealized loss on securities	—	—	—	—	(57)	—	—	(57)
Reclassification adjustment for realized gains included in net loss	—	—	—	—	(388)	—	—	(388)
Assumption of stock options pursuant to the acquisition of Shiny Entertainment, Inc.	—	—	672	—	—	—	—	672

Consolidated statements of stockholders’ deficiency

					Accumulated
	Common		Additional		other		Treasury
	stock	Common	paid-in	Accumulated	comprehensive	Treasury	shares
	shares	stock	capital	deficit	income	shares	at cost	Total

Conversion of warrants under cash-less exercise option	21	—	1	—	—	—	—	1
Issuance of common stock in lieu of partial royalty payment	11	—	41	—	—	—	—	41

BALANCE, JUNE 30, 2002.	69,826	698	485,759	(604,921)	3,135	—	—	(115,329)
Issuance of common stock pursuant to employee stock purchase plan	46	—	125	—	—	—	—	125
Exercise of stock options	48	1	115	—	—	—	—	116
Issuance of warrants to external developer	—	—	54	—	—	—	—	54
Net income	—	—	—	18,070	—	—	—	18,070
Currency translation adjustment	—	—	—	—	46	—	—	46

BALANCE, MARCH 31, 2003.	69,920	$699	$486,053	$(586,851)	$3,181	—	$—	$(96,918)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of stockholders’ deficiency

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—Operations and summary of significant accounting policies

Nature of business

Atari, Inc., a Delaware corporation (the “Company”), is a leading worldwide developer, publisher and distributor of interactive entertainment software for use on various platforms, including PC’s, Sony PlayStation and PlayStation2, Microsoft’s Xbox and Nintendo’s GameCube, Gameboy and Gameboy Advance. The Company derives its revenues primarily from the sale of its created, published, licensed and purchased products to mass merchants, specialty software stores, computer superstores and distributors located throughout North America and also in various international locations.

Infogrames Entertainment SA, a French corporation (“Infogrames SA”), owns approximately 88% of the Company through its wholly-owned subsidiary California U.S. Holdings, Inc. (“CUSH”). Although Infogrames SA ceased funding of the Company’s operations since the completion of the Senior Credit Facility (as defined below), there remains outstanding balances under a credit facility and other debt agreements payable to Infogrames SA by the Company.

On November 12, 2002, (last amended July 11, 2003), the Company obtained a 30-month $50.0 million secured revolving credit facility (“Senior Credit Facility”) with General Electric Capital Corporation (“GECC”) which is used to fund the Company’s working capital and general corporate needs and to provide funding to related entities which are wholly-owned by Infogrames SA (Note 13).

In May 2003, the Company changed its name to Atari, Inc. and changed its trading symbol on the NASDAQ National Market to “ATAR”. (The Company obtained rights to use the Atari name through a license from Infogrames SA and Infogrames SA gained control as part of the acquisition of Hasbro Interactive.) The Company believes that the Atari brand, which is largely credited with launching the video game industry, continues to carry a level of respect, recognition and legacy for innovation that will enhance the Company’s reputation and improve consumer recognition of its products. As of May 2003, all of the Company’s products will be published, distributed and marketed under the Atari brand.

Basis of presentation

Effective October 2, 2000, the Company merged with Infogrames North America, Inc. (“INA”), a wholly-owned subsidiary of its majority shareholder Infogrames SA, (the “INA Merger”). The merger was accounted for on an “as if pooled” basis. Since December 16, 1999, the Company and INA have been under the common control of Infogrames SA.

Change in fiscal year-end

Effective March 28, 2003, the Company changed its fiscal year-end from June 30 to March 31. Accordingly, the fiscal period ended March 31, 2003, represents nine months of operations.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

Revenue recognition

Revenue is recognized when title and risk of loss transfers to the customer, provided that collection of the resulting receivable is deemed probable by management.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company is not contractually obligated to accept returns except for defective product. However, the Company may permit its customers to return or exchange product and provides allowances for estimated returns, price concessions, or other allowances on a negotiated basis. The Company estimates such returns and allowances based upon management’s evaluation of historical experience, market acceptance of products produced, retailer inventory levels, budgeted customer allowances, the nature of the title and existing commitments to customers. Such estimates are deducted from gross sales and provided for at the time revenue is recognized.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash in banks and highly liquid, short-term investments with original maturities of three months or less at the date acquired.

Inventories

Inventories are stated at the lower of cost (average cost method) or market. Allowances are established to reduce the recorded cost of obsolete inventory and slow moving inventory to its net realizable value.

Property and equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets.

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Goodwill and other intangible assets

On June 30, 2001, the Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” was issued. SFAS No. 142 eliminates goodwill amortization over its estimated useful life. However, goodwill is subject to at least an annual assessment for impairment by applying a fair-value based test. Additionally, acquired intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the Company’s intent to do so. Intangible assets with finite lives are amortized over their useful lives. The Company adopted SFAS No. 142 effective July 1, 2001. Such adoption did not result in an impairment of goodwill, based on an assessment of fair value performed by an independent appraisal company. As of March 31, 2003, the Company has performed its annual fair-value based assessment which did not result in any impairment of goodwill and intangibles. However, future changes in the facts and circumstances relating to the Company’s goodwill and other intangible assets could result in an impairment of intangible assets in subsequent periods.

Had the Company accounted for its goodwill in accordance with the provisions of SFAS No. 142 for all periods presented, the Company’s net (loss) income and (loss) income per share would have been as follows (in thousands):

			Nine months
			ended
	Years ended June 30,		March 31,

	2001	2002	2002	2003
			(unaudited	)

Net (loss) income	$(60,668)	$(10,930)	$(10,221)	$18,070
Add: Goodwill amortization, net of tax	11,597	—	—	—

Pro forma net (loss) income	$(49,071)	$(10,930)	$(10,221)	$18,070

Basic and diluted net (loss) income per share as reported	$(1.07)	$(0.16)	$(0.15)	$0.26
Add: Goodwill amortization, net of tax	0.20	—	—	—

Pro forma basic and diluted net (loss) income per share	$(0.87)	$(0.16)	$(0.15)	$0.26

Other intangible assets approximate $2.1 million, net of accumulated amortization of $0.6 million at March 31, 2003. The Company did not have additional other intangible assets as of June 30, 2002.

Fair values of financial instruments

SFAS No. 107, “Disclosure About Fair Value of Financial Instruments”, requires certain disclosures regarding the fair value of financial instruments. Cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, royalties payable, revolving credit facility, related party credit facilities and amounts due to and from related parties are reflected in the consolidated financial statements at fair value because of the short-term maturity of these instruments.

The carrying values and fair values of the Company’s long-term debt at March 31, 2003 are as follows (in thousands):

	Carrying	Fair
	value	value

Infogrames SA 0% subordinated convertible notes, due December 16, 2004	$44,997	$42,500
5% subordinated convertible note with CUSH, due December 16, 2004	$71,356	$66,100

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The fair values were based on interest rates currently available to companies with debt of similar investment grade.

Long-lived assets

The Company reviews long-lived assets, such as fixed assets and certain identifiable intangibles to be held, for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the estimated fair market value of the asset is less than the carrying amount of the asset plus the cost to dispose, an impairment loss is recognized as the amount by which the carrying amount of the asset plus the cost to dispose exceeds its fair value, as defined in SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ”.

Research and development costs

Research and development costs related to the design, development and testing of new software products are charged to expense as incurred. Research and development costs also include payments for royalty advances (“Milestone Payments”) to third-party developers for products that are currently in development.

Rapid technological innovation, shelf-space competition, shorter product life cycles and buyer selectivity have made it extremely difficult to determine the likelihood of individual product acceptance and success. As a result, the Company follows the policy of expensing Milestone Payments as incurred, treating such costs as research and development expenses.

Licenses

Payments made to third parties for licensing intellectual property are capitalized and amortized over projected unit sales. Management evaluates the carrying value of these capitalized licenses and records any impairment in value, if any, as research and development expense.

Advertising expenses

Advertising costs are expensed as incurred. Advertising expenses for the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003 amounted to approximately $21.2 million, $34.2 million, $29.8 million and $44.9 million, respectively.

Foreign currency

Assets and liabilities of foreign subsidiaries have been translated at year-end exchange rates, while revenues and expenses have been translated at average exchange rates in effect during the year. Cumulative translation adjustments have been reported as a component of accumulated comprehensive income (loss).

Foreign exchange gains (losses)

Foreign exchange gains or losses arise from exchange rate fluctuations on transactions denominated in currencies other than the functional currency. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003 foreign exchange gains (losses) were nominal.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Shipping, handling and warehousing costs

Shipping, handling and warehousing costs incurred to move product to the customer are charged to selling and distribution expense. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, these charges were approximately $14.4 million, $17.7 million, $15.8 million and $13.2 million, respectively.

Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to classifications used in the current period. These reclassifications had no impact on previously reported results of operations.

Net (loss) income per share

Basic (loss) income per share is computed by dividing net loss or income by the weighted average number of shares of common stock outstanding for the period. Diluted (loss) income per share reflects the potential dilution that could occur from shares of common stock issuable through stock-based compensation plans including stock options, restricted stock awards, warrants and other convertible securities using the treasury stock method. The convertible debt, warrants and all shares issuable under stock-based compensation plans would be anti-dilutive and, therefore, have not been considered in the diluted (loss) income per share calculation for the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited). For the nine months ended March 31, 2003, only the convertible debt and warrants would be anti-dilutive and, therefore, have not been considered in the diluted (loss) income per share calculation.

The following is an analysis of the difference between the shares used in basic and diluted net (loss) income per share:

			Nine months ended
	Years ended June 30,		March 31,

	2001	2002	2002	2003

			(unaudited)
Net (loss) income used to compute basic and diluted earnings per share	$(60,668)	$(10,930)	$(10,221)	$18,070

Basic weighted average shares outstanding	56,839	69,722	69,686	69,878
Dilutive effect of stock options	—	—	—	177

Diluted weighted average shares outstanding	56,839	69,722	69,686	70,055

The number of anti-dilutive shares that were excluded from the diluted earnings per share calculation for the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003 were approximately 9.6 million, 10.2 million, 10.3 million and 10.2 million, respectively.

Stock-based compensation

The Company accounts for its employee stock option plans under the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Any equity instruments issued to other than employees for acquiring goods and services are accounted for using the fair value at the date of grant.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

At March 31, 2003, the Company had three stock option plans, which are described more fully in Note 12. No compensation cost is reflected in net (loss) income, as all options granted under those plans generally have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on the net (loss) income and (loss) income per share if the Company had applied the fair value recognition provisions of the Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation (in thousands, except per share data):

			Nine months ended
	Years ended June 30,		March 31,

	2001	2002	2002	2003

			(unaudited)
Net (loss) income
As reported	$(60,668)	$(10,930)	$(10,221)	$18,070
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,770	6,002	4,460	4,198

Pro forma net (loss) income	$(64,438)	$(16,932)	$(14,681)	$13,872

Basic and diluted net (loss) income per share
As reported	$(1.07)	$(0.16)	$(0.15)	$0.26
Pro forma basic and diluted net (loss) income per share	$(1.13)	$(0.24)	$(0.21)	$0.20

The fair market value of options granted under the stock option plans during the years ended June 2001 and 2002 and the nine months ended March 31, 2002 and 2003 was determined using the Black-Scholes option pricing model utilizing the following assumptions:

			Nine months ended
	Years ended June 30,		March 31,

	2001	2002	2002	2003

			(unaudited)
Dividend yield	0%	0%	0%	0%
Anticipated volatility	89%	95%	95%	116%
Weighted average risk-free interest rate	5.63%	4.51%	4.51%	2.60%
Expected lives	4 years	4 years	4 years	4 years

Unaudited consolidated financial statements

The unaudited consolidated financial statements and related notes for the nine months ended March 31, 2002 have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this information. These financial statements are presented for comparative purposes.

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. The Company was required to implement SFAS No. 143 on July 1, 2002. The adoption of this new principle did not have a material impact on the Company’s financial condition or results of operations.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which became effective for the Company in 2002, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement extends the reporting requirements to include reporting separately as discontinued operations, components of an entity that have either been disposed of or classified as held-for-sale. The adoption of SFAS No. 144 did not have a material impact on the financial position or results of operations of the Company.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this new principle did not have a material impact on the Company’s financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also requires disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. The Company has adopted the new disclosure requirements of SFAS No. 148, which are included above under Stock-Based Compensation.

In November 2002, FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.

It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this new principle did not have a material impact on the Company’s financial condition or results of operations.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”. FIN 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or SPEs). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The objective of FIN 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. However, certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not have any Variable Interest Entities as defined in FIN 46. Accordingly, this pronouncement is currently not applicable to the Company.

In January 2003, the EITF issued No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, which requires that certain consideration received by a customer from a vendor are presumed to be a reduction of the price of the vendor’s products, and therefore, should be recorded as a reduction of cost of goods sold when recognized in the customer’s income statement, unless certain criteria are met. This presumption is overcome if the consideration paid to the customer is directly attributable (offsetting) to incremental and separately identifiable expenses incurred elsewhere in the income statement. The adoption of this new principle did not have a material impact on the Company’s financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 149, “Derivative Instruments”. This statement amends SFAS No. 133, by requiring that contracts with comparable characteristics be accounted for in a similar fashion. In particular, the Statement: (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133; (2) clarifies when a derivative contains a financing component; (3) amends the definition of an underlying to conform it to language used in FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”; and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company does not have any derivative instruments as defined in SFAS No. 149. Accordingly, this pronouncement is currently not applicable to the Company.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

In May 2003, the FASB issued SFAS No. 150 “Accounting for Financial Instruments with the Characteristics of Both Liabilities and Equities”. SFAS No. 150 establishes standards regarding the manner in which an issuer classifies and measures certain types of financial instruments having characteristics of both liabilities and equity. Pursuant to SFAS No. 150, such freestanding financial instruments (i.e., those entered into separately from an entity’s other financial instruments or equity transactions or that are legally detachable and separately exercisable) must be classified as liabilities or, in some cases, assets. In addition, SFAS No. 150 requires that financial instruments containing obligations to repurchase the issuing entity’s equity shares and, under certain circumstances, obligations that are settled by delivery of the issuer’s shares be classified as liabilities. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and for other instruments at the beginning of the first interim period beginning after June 15, 2003. Management is currently evaluating the provisions of SFAS No. 150 and will determine the impact, if any, the adoption will have on our financial statements.

NASDAQ Letter

The Company received a notice from NASDAQ dated October 17, 2002, stating that the Company’s common stock had not maintained a minimum bid price per share of $3.00 for 30 consecutive trading days, as required to maintain listing on the NASDAQ National Market. If the bid price for the Company’s common stock closes at $3.00 or more per share for 10 consecutive trading days at any time before January 15, 2003, the common stock may continue to be listed on the NASDAQ National Market. The Company was unable to maintain such listing and, prior to January 15, 2003, applied for listing on the NASDAQ SmallCap Market. In March 2003, the Company was notified by NASDAQ that it is in full compliance with NASDAQ’s recently amended listing requirements and as such, the Company’s status on the NASDAQ National Market has remained unchanged.

NOTE 2—Acquisition of Shiny Entertainment, Inc.

On April 30, 2002, the Company acquired all of the outstanding shares of common stock of Shiny Entertainment, Inc. (“Shiny”), a videogame development studio (the “Shiny Acquisition”). Total consideration, including acquisition costs and assumption of employee stock options to purchase shares of common stock of Shiny was approximately $50.8 million. The Shiny Acquisition was accounted for as a purchase. The purchase price was allocated to net assets acquired, in process research and development, other intangible assets and goodwill. Accordingly, $7.4 million of in process research and development was expensed in the year ended June 30, 2002. Furthermore, $2.7 million of the purchase price was allocated to other intangible assets and the balance was allocated to net liabilities and goodwill. Other intangible assets are being amortized over four years.

The purchase price paid by the Company for the shares of Shiny consisted of (i) $31.0 million in cash at closing, (ii) the issuance of short-term promissory notes for an aggregate principal face amount of $16.2 million payable by the Company in installments through July 31, 2002, (iii) $2.0 million paid to third-party licensors, (iv) assumption of employee stock options granted to purchase shares of Shiny valued at $0.7 million and (v) approximately $0.9 million in professional and legal costs. The Company financed the purchase with borrowings from Infogrames SA, under a medium-term loan, which guaranteed repayments of the short-term promissory notes. Repayment of the medium-term loan will be due in installments commencing no later than December 31, 2003 and ending by June 30, 2004, subject to restrictions under the GECC Senior Credit Facility (Note 15).

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

UNAUDITED PRO FORMA RESULTS OF OPERATIONS

The following unaudited consolidated pro forma results of operations of the Company for the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 give effect to the Shiny acquisition as if it had occurred on July 1, 2000. (in thousands, except per share data)

			Nine months
	Years ended June 30,		ended
			March 31,
	2001	2002	2002

Net revenues	$297,954	$419,364	$289,761
Loss before income taxes	(77,306)	(14,615)	(22,162)
Net loss	(74,938)	(11,279)	(17,148)
Basic and diluted net loss per share	$(1.32)	$(0.16)	$(0.25)

In December 2002, Shiny was merged up into the Company and now exists as a division of the Company.

NOTE 3—Gain on sale of line of business

On December 1, 2000, the Company entered into a contract to sell all of its property in and rights to the Duke Nukem line of business to an outside party. The Company received consideration in the form of common stock of the purchaser valued at $5.5 million at the date of the transaction and a $6.0 million promissory note. The $5.5 million stock value was recognized during the year ended June 30, 2001. The Company sold the stock in January 2001 for approximately $6.2 million. The note is payable upon completion of certain requirements by an independent developer and will be recognized as income at that time.

NOTE 4—Receivables

Receivables consist of the following (in thousands):

	June 30,	March 31,
	2002	2003

Trade accounts receivable	$131,651	$87,372
Less: Allowances for bad debts, returns, price protection and other customer promotional programs	(50,451)	(40,319)

	$81,200	$47,053

NOTE 5—Inventories, net

Inventories consist of the following (in thousands):

	June 30,	March 31,
	2002	2003

Finished goods	$43,622	$38,721
Return inventory	7,901	2,786
Raw materials	1,407	1,223

	52,930	42,730
Less: Obsolescence reserve	(7,695)	(4,903)

	$45,235	$37,827

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6—Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following (in thousands):

	June 30,	March 31,
	2002	2003

Licenses short-term	$4,471	$9,016
Royalty receivables	—	1,550
Prepaid insurance	495	1,281
Other deferred financing fees	956	1,647
Other prepaid expenses and current assets	3,381	3,464

	$9,303	$16,958

NOTE 7—Investments

In 1995, the Company invested approximately $0.1 million in Zomax Incorporated (“Zomax”), an outsource provider of process management services to software publishers, computer manufacturers and other producers of multimedia products. On December 27, 2001, the Company sold all 62,140 shares of Zomax on the open market at a market price of $8.00 per share or approximately $0.5 million. A realized gain of approximately $0.4 million was recorded after deductions for broker fees and wire transfer fees.

In 1996, the Company invested approximately $7.1 million in convertible preferred stock of OddWorld Inhabitants, Inc., a privately-held developer of entertainment software (“Oddworld”), which is convertible into 50.0% of the common equity. In the quarter ended June 30, 2002, the Company recorded an impairment charge of approximately $3.6 million (included in other income (expense) in the investment in Oddworld, decreasing the investment to $3.5 million, representing the difference between the estimated fair market value of the investment and its carrying value. As of March 31, 2003, the Company believes the remaining $3.5 million investment in Oddworld approximates its fair market value. The investment is included in other assets.

NOTE 8—Property and equipment, net

Property and equipment consists of the following (in thousands):

	June 30,	March 31,
	2002	2003

Computer equipment	$18,486	$20,815
Machinery and equipment	260	289
Capitalized computer software	12,322	13,267
Furniture and fixtures	5,340	5,227
Leasehold improvements	6,307	6,605

	42,715	46,203
Less: accumulated depreciation	(26,530)	(31,476)

	$16,185	$14,727

Depreciation expense for the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, amounted to approximately, $8.7 million, $5.5 million, $3.5 million and $5.3 million, respectively.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

During the year ended June 30, 2001 the Company wrote off fixed assets with a net carrying value of approximately $1.6 million. This decision was made in connection with the Company’s strategic plan to reorganize and re-focus its business and its desire to exit certain product lines (Note 21).

NOTE 9—Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	June 30,	March 31,
	2002	2003

Accrued advertising	$5,829	$1,769
Accrued professional fees and other services	2,156	1,696
Accrued salary and related costs	7,255	8,944
Accrued freight and processing fees	3,079	1,207
Accrued third-party development expenses	1,271	4,826
Accrued distribution services	9,686	8,134
Restructuring reserve (Note 21)	540	71
Other	5,799	5,225

	$35,615	$31,872

NOTE 10—Income taxes

The components of the (benefit from) provision for income taxes are as follows (in thousands):

			Nine months ended
	Years ended June 30,		March 31,

	2001	2002	2002	2003

			(unaudited)
Federal:
Current	$(9)	$(5,023)	$(4,998)	$43
Deferred	—	—	—	—

	(9)	(5,023)	(4,998)	43

State and local:
Current	—	—	—	463
Deferred	—	—	—	—

	—	—	—	463

Foreign:
Current	(2,359)	501	—	—
Deferred	—	1,186	(16)	(101)

	(2,359)	1,687	(16)	(101)

(Benefit from) provision for income taxes	$(2,368)	$(3,336)	$(5,014)	$405

During the year ended June 30, 2002, the Company received a tax benefit of $5.0 million based on a provision contained in The Job Creation and Worker Assistance Act of 2002, which changed the allowable carryback period for net operating losses from two years to five years. This provision enabled the Company to carryback its June 30, 2001 loss and recover taxes paid in 1996.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

During the nine months ended March 31, 2003, the Company recorded federal and state alternative minimum tax provisions of approximately $1.0 million. This provision is offset by $0.5 million in federal income tax benefits resulting from loss carryback refund claims filed in the current period with respect to the Company’s fiscal 2002 federal income tax return and an amended 2001 federal income tax return

A reconciliation of the income tax (benefit from) provision for computed at the Federal statutory rate to the reported (benefit from) provision for income taxes is as follows (in thousands):

			Nine months ended
	Years ended June 30,		March 31,

	2001	2002	2002	2003
			(unaudited)

(Benefit from) provision for income taxes computed at Federal statutory rate	$(22,063)	$(4,993)	$(6,543)	$6,434
(Benefit) expense from income taxes resulting from:
State and local taxes, net of Federal tax effect	(2,458)	(556)	(761)	793
Domestic income tax (benefit) expense in excess of foreign tax	(1,830)	4,277	(3,068)	2,496
Goodwill amortization	4,530	—	—	—
Other, net	855	475	492	233
Increase (decrease) to deferred tax asset valuation allowance	18,598	(2,539)	4,866	(9,551)

(Benefit from) provision for income taxes	$(2,368)	$(3,336)	$(5,014)	$405

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred tax asset is as follows (in thousands):

	June 30,	March 31,
	2002	2003

DEFERRED TAX ASSET:
Inventory valuation	$3,893	$2,748
Deferred income	3,026	3,026
Tax loss carryforwards	172,289	161,963
Restructuring reserve	923	730
AMT carryforward credit	—	505
Allowances for bad debts, returns, price protection and other customer promotional programs	10,963	10,397
Depreciation	(520)	(1,077)
Related party interest to Infogrames SA	4,320	7,361
In process research and development	3,034	2,832
Other	2,407	2,299

	200,335	190,784
Less valuation allowance	(200,335)	(190,784)

Net deferred tax asset	$—	$—

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

As of March 31, 2003, the Company has combined net operating loss carryforwards of approximately $431.7 million for federal tax purposes. These loss carryforwards are available to offset future taxable income, if any, and will expire beginning in the years 2011 through 2022. The Company experienced an ownership change in 1999 as a result of its acquisition by Infogrames SA. Under Section 382 of the Internal Revenue Code, when there is an ownership change, the pre-ownership-change loss carryforwards are subject to an annual limitation which could reduce or defer the utilization of these losses. Pre-acquisition losses of approximately $203.3 million are subject to an annual limitation (approximately $7.2 million).

A full valuation allowance has been recorded against the net deferred tax asset based on historical information that such asset will not be realized, however management will review the asset quarterly to ensure the valuation allowance is proper. As of March 31, 2003, there were no undistributed earnings for the Company’s 100% owned foreign subsidiaries.

NOTE 11—Stockholders’ deficit

As of June 30, 2001 and 2002 and March 31, 2003, the Company had warrants, excluding warrants related to the purchase of the Company by Infogrames SA, outstanding to purchase an aggregate of approximately 400,000, 386,000 and 397,172 shares, respectively, of the Company’s common stock. These warrants were issued to content-providers at exercise prices (ranging from $0.05 to $100.00) not less than the fair market value at the date of issue.

On November 6, 2000, approximately 97,000 shares of treasury shares were issued to a developer in lieu of cash payment for royalties due.

On October 19, 2001, approximately 235,000 shares of treasury shares were issued to a developer in lieu of cash payments for royalties due.

On April 30, 2002, in connection with the acquisition of the shares of Shiny, the Company assumed all of the options granted to purchase shares of common stock of Shiny under Shiny’s 1995 Stock Incentive Plan. Such options were converted into options to purchase an aggregate of approximately 240,000 shares of the Company’s common stock. Such options are valued at approximately $0.7 million at the acquisition date.

NOTE 12—Stock options and employee stock purchase plan

The Company has three stock option plans which began in 1995, 1997 and 2000 (the “Plans”). The Company accounts for these Plans under the provisions of Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized.

Generally, under the Plans, options are granted to employees and directors to purchase shares of the Company’s common stock at no less than the fair market value at the date of the grant, vest over a period of four or five years and are exercisable for a period of ten years from the grant date.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

An aggregate summary of the status of the Company’s Plans and changes during the periods at June 30, 2001 and 2002 and March 31, 2003 are as follows (shares in thousands):

		Weighted average
June 30, 2001	Shares	exercise price

Outstanding at beginning of fiscal year	2,678	$33.06
Granted	4,129	5.63
Exercised	(5)	1.49
Cancelled	(797)	31.23

Outstanding at end of fiscal year	6,005	$14.47

		Weighted average
June 30, 2002	Shares	exercise price

Outstanding at beginning of fiscal year	6,005	$14.47
Granted	1,400	6.27
Exercised	(5)	5.03
Cancelled	(545)	21.64

Outstanding at end of fiscal year	6,855	$12.23

		Weighted average
March 31, 2003	Shares	exercise price

Outstanding at beginning of the nine months ended	6,855	$12.23
Granted	63	2.58
Exercised	(48)	0.34
Cancelled	(520)	16.42

Outstanding at end of nine months ended	6,350	$11.88

The following table summarizes information concerning currently outstanding and exercisable options (shares in thousands):

			Weighted		Weighted
Range of	Number	Remaining	average	Number	average
exercise price	outstanding	life	exercise price	exercisable	exercise price

$ 0.23- 6.25	3,368	7.7	$5.24	1,959	$5.20
$ 6.30-13.75	1,672	7.9	$9.16	714	$9.51
$14.69-97.50	1,310	4.6	$32.40	1,273	$32.59

	6,350			3,946

As of March 31, 2003, there were approximately 6,350 options outstanding at prices ranging from $0.23 to $97.50, of which 3,946 options were exercisable at prices ranging from $0.23 to $97.50.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Employee stock purchase plan

The Company has an employee stock purchase plan (“ESPP”) which provides employees an opportunity to purchase common stock of the Company every six months through payroll deductions. The purchase price of each share was 85% of the lower of the fair market value on the first or last day of each six-month period. Employees were allowed to purchase shares having a value not exceeding 10% of their gross compensation during a six-month period. In January 2003, all shares of Common Stock reserved for issuance under the ESPP were issued and, as a result, the Company terminated the ESPP as provided for under the ESPP documents effective April 2003.

NOTE 13—Related party transactions

Transactions with Infogrames SA

†	Services rendered for the purchase of Hasbro Interactive

On January 26, 2001, Infogrames SA and the Company entered into a letter agreement whereby Infogrames SA agreed to pay the Company a total one-time fee of $1.0 million in consideration for the Company’s services rendered to Infogrames SA in connection with the purchase of Hasbro Interactive, Inc. and subsidiaries and Games.com, Inc., which was consummated on January 26, 2001.

†	Purchases and sale of product

During the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, the Company purchased approximately $0.4 million, $0.3 million, $0.1 million and $0.1 million of product and other various services from Infogrames SA, respectively. Additionally, Infogrames SA had purchased product from the Company representing $0.1 million for the year ended June 30, 2001. No purchases were made by Infogrames SA from the Company for the year ended June 30, 2002 and the nine months ended March 31, 2002 (unaudited). Nominal amounts were purchased by Infogrames SA during the nine months ended March 31, 2003. Nominal amounts were outstanding at June 30, 2002 and March 31, 2003 which are included in the receivable and payable balances with Infogrames SA.

†	Management fees charged to the Company

Infogrames SA charges the Company monthly management fees for various global management and systems support. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, management fees charged to the Company from Infogrames SA totaled approximately $2.8 million, $3.1 million, $2.3 million and $2.3 million, respectively. As of June 30, 2002 and March 31, 2003, $0.8 million remains outstanding at each year-end.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

†	Interest expense and facility fees charged to the Company

Infogrames SA charges the Company monthly interest and fees for the amount outstanding on the related party credit facilities and their usage. The interest rate is LIBOR plus 2.5% for the related party credit facility. The medium-term note entered into during the year ended June 30, 2002 (Note 15) provides for an interest rate of LIBOR plus 2.75%. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, the Company incurred interest and fees of approximately $3.8 million, $3.5 million, $1.5 million and $3.9 million, respectively. As of June 30, 2002 and March 31, 2003, approximately $2.2 million and $3.0 million was outstanding, respectively. Payment of interest is restricted under the terms of the Senior Credit Facility with GECC.

†	Interest expense on notes payable charged to the Company

Infogrames SA charges the Company monthly interest for the amount outstanding on its long term related party 5.0% subordinated convertible note. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, the Company incurred interest of approximately $3.2 million, $3.3 million, $2.5 million and $2.6 million, respectively. Furthermore, on December 28, 2001, Infogrames SA assumed from General Atlantic Partners, LLC (“GAP”) the $50.0 million principal amount of non-interest bearing subordinated convertible notes (the “GAP 0% Notes”) in exchange for Infogrames SA shares of common stock. Infogrames SA has not changed any of the terms of the former GAP 0% Notes as they relate to the Company. Interest on these notes is being accreted at the rate of 7% and will have a redemption value of $50.0 million at maturity. During the year ended June 30, 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, the Company recorded approximately $1.4 million, $0.7 million and $2.2 million, respectively, of interest expense related to these notes for the period that they were owned by Infogrames SA (Note 15). Payment of interest is restricted under the terms of the Senior Credit Facility with GECC.

†	Royalty agreement

The Company and Infogrames SA entered into a distribution agreement, which provides for the distribution by the Company of Infogrames SA’s (or any of its subsidiaries) products in the United States, Canada and their territories and possessions, pursuant to which the Company will pay Infogrames SA either 30.0% of the gross profit on such products or 130.0% of the royalty rate due to the developer, whichever is greater. The Company records this charge as royalty expense. For the nine months ended March 31, 2003, the Company recorded approximately $4.1 million of royalty expense, of which approximately $1.4 million is outstanding at March 31, 2003. The agreement also includes distribution rights by Infogrames SA of the Company’s products across Europe, pursuant to which Infogrames SA will pay the Company 30.0% of the gross profit on such products or 130.0% of the royalty rate due to the developer, whichever is greater. The Company recognizes this amount as royalty income. For the nine months ended March 31, 2003, royalty income earned by the Company based on the agreement amounted to approximately $18.8 million, of which $3.2 million is outstanding at March 31, 2003.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the nine months ended March 31, 2002 (unaudited), the Company recorded approximately $3.5 million of royalty expense and $3.2 million of royalty income earned by the Company. For the year ended June 30, 2002, the Company recorded approximately $4.6 million of royalty expense, of which approximately $0.8 million was outstanding at June 30, 2002. Royalty income earned by the Company was approximately $4.7 million of which $1.0 million was outstanding at June 30, 2002. For the year ended June 30, 2001, the Company recorded approximately $4.9 million of royalty expense and approximately $13.7 million of royalty income.

†	Infogrames SA stock option granted

On November 7, 2002, Infogrames SA granted stock options of approximately 510,000 shares to the senior management of the Company. All options granted were at fair market value at the date of the grant and have a vesting period of four years. Infogrames SA does not expense stock options granted to employees, therefore, no charge has been recorded in the Company’s statement of operations for the nine months ended March 31, 2003.

Transactions With Atari Interactive, Inc. (Formerly Known as Infogrames Interactive, Inc. and Hasbro Interactive, Inc.; “Atari Interactive”), a Wholly-Owned Subsidiary of Infogrames SA

†	Advances

The GECC Senior Credit Facility (Note 15) allows the Company to borrow and make advances to Atari Interactive through intercompany loans. At March 31, 2003, loans due from Atari Interactive were $30.5 million. This loan bears interest at prime plus 150 basis points and will be repaid from distribution royalties owed by the Company to Atari Interactive in the ordinary course of operations. Additionally, normal trade activities payable to Atari Interactive are netted against the loan balance outstanding when the invoices become due (generally in 45 days). For the nine months ended March 31, 2003, approximately $0.4 million of interest income was recognized, of which approximately $0.2 million was unpaid and is included in due from related parties at March 31, 2003.

†	Agreement with Atari Interactive and Infogrames SA

On July 3, 2003, the Company entered into an offset agreement with Atari Interactive and Infogrames SA. The agreement provides that on the date of termination of the Senior Credit Facility with GECC (Note 15), the Company may offset any amount outstanding from Atari Interactive for advances, loans and current accounts receivable against amounts due under the Credit Agreement with Infogrames SA. As of March 31, 2003, the Company has approximately $27.4 million net outstanding from Atari Interactive.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

†	Sale-Leaseback

In July 2002, the Company negotiated a sale-leaseback transaction between Atari Interactive and an unrelated party. As part of this transaction, the Company guaranteed the lease obligation of Atari Interactive. The lease provides for minimum monthly rental payments of approximately $0.1 million escalating nominally over the ten year term of the lease. The Company also received indemnification from Infogrames SA from any costs, if any, that may be incurred by the Company as a result of the full guaranty. Simultaneously with the closing of this transaction, the Company entered a sub-lease agreement with Atari Interactive through June 30, 2007. The rented space serves as the principal executive and administrative offices of the Company’s Beverly Studio located in Beverly, Massachusetts. For the nine months ended March 31, 2003, $0.4 million was included in rent expense, of which $0.1 million was unpaid at March 31, 2003.

The Company received a $1.3 million payment for its efforts in connection with this transaction. Approximately $0.6 million, an amount equivalent to a third-party brokers commission, was recognized during the nine months ended March 31, 2003 as other income. The remaining balance of approximately $0.7 million was deferred and is being recognized over the life of the sub-lease.

†	Purchases of product

During the year ended June 30, 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, no purchases of product were made between the Company and Atari Interactive. During the year ended June 30, 2001, the Company purchased approximately $9.5 million of product from Atari Interactive, representing approximately 9.2% of total purchases by the Company for the year. This purchase of product was paid before June 30, 2002.

†	Royalty agreement

The Company has a distribution arrangement with Atari Interactive. The Company must pay a royalty of either 30.0% of its gross profit or 130.0% of the royalty rate due to the developer, whichever is greater, for all Atari Interactive products distributed by the Company. In the fourth quarter of 2002, the Company and Atari Interactive agreed to adjust the base sales upon which the royalty is calculated. Accordingly, the Company reduced accrued and unpaid royalties due to Atari Interactive by approximately $2.0 million. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, the Company incurred royalty expense of approximately $9.9 million, $38.4 million, $32.7 million and $24.3 million related to the distribution of Atari Interactive products. At June 30, 2002 and March 31, 2003, $4.4 million and $4.6 million, respectively, remained outstanding.

†	Management fees charged and other support

The Company charges management fees to Atari Interactive primarily for legal, financial, information systems and human resource management. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, the Company recorded management fee revenues of approximately $1.3 million, $3.0 million, $2.3 million and $2.3 million, respectively. Additionally, the Company has incurred costs and spent cash on behalf of Atari Interactive in efforts to help in its transition and on-going operations. Including the management fee revenue, the Company has approximately $1.0 million and $0.7 million outstanding as of June 30, 2002 and March 31, 2003, respectively.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

†	Settlement of customer returns, price concessions and other allowances

Customers of Atari Interactive, who are current customers of the Company, reduced payments of receivables on current invoices of the Company for returns, price concessions and other allowances. These deductions related to pre-acquisition sales of Atari Interactive. Accordingly, the Company, Infogrames SA and Atari Interactive agreed to a settlement reimbursing the Company an aggregate of approximately $6.7 million for these deductions for the year ended June 30, 2002 and the nine months ended March 31, 2002 (unaudited). No amounts were outstanding for these items at March 31, 2003.

†	Milestone payments advanced

During the year ended June 30, 2002, the Company advanced, on behalf of Atari Interactive, approximately $1.4 million to third-party developers for the development of two properties owned by Atari Interactive. At June 30, 2002, the entire amount is included in due from related parties.

For the nine months ended March 31, 2003, the Company advanced, on behalf of Atari Interactive, approximately $0.5 million to a related party developer for development costs on a property which is managed by Atari Interactive. As of March 31, 2003, the amount remains outstanding and is included in due from related parties.

For the year ended June 30, 2001 and the nine months ended March 31, 2002 (unaudited), no such advances were made by the Company.

†	Warrants issued in relation to Atari Interactive

On November 18, 2002, 24,999 warrants of the Company stock were issued to a third-party developer to enhance a development agreement between the developer and Atari Interactive. Atari Interactive will reimburse the Company for expenses incurred related to the issuance of these warrants. The warrants were valued using the Black-Scholes model for approximately $0.1 million which remains outstanding at March 31, 2003 and included in due from related parties.

Transactions with Atari Australia Pty Limited (“Atari Australia”) a wholly-owned subsidiary of Infogrames SA

†	Management fees charged to Atari Australia

Effective August 25, 2000, the Company charges Atari Australia yearly management fees primarily for the management and maintenance of information systems. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, the Company recognized management fee revenue of approximately $0.4 million, $0.3 million, $0.3 million and $0.2 million, respectively. As of June 30, 2002 and March 31, 2003, $0.3 million and $0.1 million, respectively, were outstanding and included in due from related parties.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

†	Distribution revenues with Atari Australia

During the year ended June 30, 2002 and the nine months ended March 31, 2003, the Company’s Australian operations used the distribution facilities of Atari Australia who distributed product on behalf of the Company. The Company recorded distribution revenue of approximately $5.5 million and $4.2 million and related distribution costs of approximately $4.4 million and $3.7 million for the year ended June 30, 2002 and the nine months ended March 31, 2002 (unaudited). For the nine months ended March 31, 2003, the activity between the Company’s Australian operations and Atari Australia significantly decreased and nominal amounts were recorded as distribution revenue and expense. Furthermore, Atari Australia has provided operational support to the Company’s Australian operations. As a result of the transactions discussed above, approximately $1.7 million, excluding management fees, are owed to the Company at June 30, 2002 and March 31, 2003.

On July 3, 2003, the Company, Atari Australia and Infogrames SA entered into an offset agreement, the effect of which provides the Company with the ability to offset approximately $1.7 million, or any portion of that amount outstanding, if any, on July 3, 2005, against amounts owed under the Credit Agreement with Infogrames SA.

†	Purchase of product and other support with Atari Australia

During the nine months ended March 31, 2003, Atari Australia began to purchase product directly from the Company. For the nine months ended March 31, 2003, the Company recognized revenue of $0.6 million for the sale of product and other support transactions. As of March 31, 2003, approximately $0.3 million remains outstanding and is included in due from related parties.

Transactions with other related parties wholly-owned by Infogrames SA

†	Transactions with Atari Melbourne House Pty Ltd (“Atari Melbourne House”)

Atari Melbourne House, Australia, a wholly-owned subsidiary of Infogrames SA, is a product developer for the Company. Atari Melbourne House provides services such as product development, designing, and testing for the Company which began during the year ended June 30, 2001. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2003, services provided and charged to the Company amounted to approximately $0.7 million, $0.3 million and $0.1 million, respectively. For the nine months ended March 31, 2002 (unaudited), services provided and charged to the Company were nominal. The Company had approximately $0.3 million due to Atari Melbourne House as of June 30, 2002 and a nominal balance due as of March 31, 2003.

†	Transactions with Atari Studio Asia Pty Ltd (“Atari Studio Asia”)

Atari Studio Asia, Australia, a wholly-owned subsidiary of Infogrames SA, is a product developer for the Company. Services such as product development, designing, and testing for the Company began during the nine months ended March 31, 2003. For the nine months ended March 31, 2003, services provided and charged to the Company amounted to approximately $0.7 million. The Company has a nominal balance due as of March 31, 2003.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

†	Transactions with Atari Studio Ltd (“Atari Studio”)

Atari Studio is a wholly-owned subsidiary of Infogrames SA and a product developer for the Company. Services such as product development, designing, and testing for the Company began during the nine months ended March 31, 2003. For the nine months ended March 31, 2003, services provided and charged to the Company amounted to approximately $0.8 million. The Company has a nominal balance due as of March 31, 2003.

†	Purchases of product by Atari Asia Pacific Pty Ltd (“Atari Asia Pacific”)

Atari Asia Pacific, a wholly-owned subsidiary of Infogrames SA, began purchasing product from the Company during the year ended June 30, 2002. For the nine months ended March 31, 2002 (unaudited) and 2003, approximately $0.2 million and $0.1 million, respectively, of product was purchased and a nominal amount was outstanding at March 31, 2003. For the year ended June 30, 2002, approximately $0.5 million of product was purchased and approximately $0.3 million was outstanding at June 30, 2002.

†	Transactions with Paradigm Entertainment, Inc.

Paradigm Entertainment, Inc. (“Paradigm”), a wholly-owned subsidiary of Infogrames SA, is a product developer located in the United States. Paradigm performs such services as program development and designing for the Company. For the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, services provided and charged to the Company amounted to approximately $3.9 million, $7.4 million, $5.4 million and $7.1 million, respectively, of which approximately $4.0 million and $3.8 million, respectively, remains outstanding at June 30, 2002 and March 31, 2003. Since July 1, 2001, the Company has advanced funds in payment of certain Paradigm expenses. As of June 30, 2002 and March 31, 2003, $0.3 million and $1.0 million, respectively, of such payments are included in due from related parties. Additionally as of March 31, 2003, $1.5 million of cash was transferred to the Company from Paradigm and is included in due to related parties.

†	Purchases of product and other services from Atari United Kingdom Limited (“Atari UK”)

During the year ended June 30, 2002 and the nine months ended March 31, 2002 (unaudited), the Company purchased approximately $0.1 million and $0.1 million, respectively, of product from Atari UK, a wholly-owned subsidiary of Infogrames SA. No such purchase of products were made in any prior periods or during the nine months ended March 31, 2003. Additionally, Atari UK has advanced funds and paid certain expenses on behalf of the Company. As of June 30, 2002 and March 31, 2003, the Company owes Atari UK approximately $0.8 million and $1.6 million, respectively, which includes the remaining balance for products purchased.

†	Sales of product from Atari UK

During the year ended June 30, 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, the Company sold product to Atari UK for approximately $0.1 million in each period. As of March 31, 2003, $0.2 million remains outstanding for the sale of product and nominal advances. As of June 30, 2002 no amount was outstanding. No sales of products were made in any prior periods.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•	Other activities with Infogrames SA subsidiaries

During the year ended June 30, 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, the Company entered into various nominal transactions with certain other Infogrames SA subsidiaries located in North America, Europe, Asia, and South America. For the nine months ended March 31, 2002 (unaudited) and 2003, the aggregate amount recorded as revenue related to these transactions amounted to approximately $0.1 million and $0.2 million, respectively. As of March 31, 2003, approximately $0.4 million is owed to the Company for these transactions. Additionally, the Company recorded aggregate charges during the nine months ended March 31, 2002 (unaudited) and 2003 of approximately $0.1 million and $0.6 million, respectively, of which $0.2 million was unpaid as of March 31, 2003.

The aggregate amount recorded as revenue for the year ended June 30, 2002 related to the transactions from these Infogrames SA subsidiaries amounted to approximately $0.2 million of which $0.1 million was outstanding as of June 30, 2002. Additionally, the Company recorded aggregate charges during the year ended June 30, 2002 of approximately $0.1 million which is outstanding as of June 30, 2002. During the year ended June 30, 2001, nominal amounts were recorded as revenue and charges related to transactions from these Infogrames SA subsidiaries.

TRANSACTIONS WITH CURRENT AND FORMER OFFICERS

Employment agreement with Harry M. Rubin

The Company and Harry M. Rubin entered into an employment agreement (the “Rubin Employment Agreement”), which is effective as of June 1, 2002. The Term of the Rubin Employment Agreement will continue through May 31, 2007, and may be extended for five additional years under terms that are identical to those contained in the Rubin Employment Agreement.

Under the Rubin Employment Agreement, Mr. Rubin receives an annual salary of $0.4 million retroactive to January 1, 2002, and is eligible to receive an annual increase in the base salary of five percent. Additionally, Mr. Rubin is eligible to receive an annual bonus of up to 50.0% of his base salary and receives a car allowance of $3,000 per month.

Humongous loan

The Company extended a demand promissory note to the former President of Humongous Entertainment, a division of the Company. The note bears interest at a rate of 8.75% per annum and is secured by security interest in all shares of common stock of the Company owned beneficially by such individual. The balance outstanding, including interest, at March 31, 2000 was approximately $2.5 million. During June 2000, the Company exchanged the shares owned by the former President and reduced the amount outstanding to approximately $1.5 million. As part of the exchange, the Company negotiated a repayment schedule for this outstanding loan which provided for a first installment of approximately $37,000 to be paid on July 1, 2001. During the year ended June 30, 2001, the Company recorded a reserve against this loan of approximately $0.7 million. Payment of the loan was not received and the Company pursued collection of the outstanding loan by exploring various legal remedies which it had available. After further negotiations during the year ended June 30, 2002, the amount outstanding was reduced to $0.8 million with the remaining balance forgiven by the Company, resulting in a nominal charge to operations. Payments were received during February and April of 2002 for a total of $0.8 million. As of June 30, 2002 and March 31, 2003, there was no balance due the Company in connection with this loan.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14—Leases

The Company accounts for its leases as operating leases, with expiration dates ranging from 2004 through 2012. Future minimum annual rental payments under the leases, including the related party sub-lease with Atari Interactive, are as follows for the fiscal years then ended (in thousands):

2004	$5,200
2005	4,900
2006	5,200
2007	4,000
2008	1,900
Thereafter	1,900

$23,100

Total rent expense charged to operations for the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, amounted to approximately $5.7 million, $4.5 million, $3.7 million and $4.2 million, respectively.

NOTE 15—Debt

Credit facilities

GECC Senior Credit Facility

On November 12, 2002 (last amended July 11, 2003), the Company obtained a 30-month $50.0 million Senior Credit Facility with GECC, to fund the Company’s working capital and general corporate needs, as well as to fund intercompany loans to Paradigm and Atari Interactive, each a related party (Note 13). Loans under the Senior Credit Facility are based on a borrowing base comprised of the value of the Company’s accounts receivable and short term marketable securities. The Senior Credit Facility bears interest at prime plus 1.25% for daily borrowings or LIBOR plus 3% for borrowings with a maturity of 30 days or greater. A commitment fee of 0.5% on the average unused portion of the facility is payable monthly and the Company paid $0.6 million as an initial commitment fee at closing. The Senior Credit Facility contains certain financial covenants and names certain related entities, such as Atari Interactive, Paradigm, and the Company’s subsidiary, Shiny, as guarantors. The outstanding borrowings as of March 31, 2003, under the Senior Credit Facility were approximately $10.7 million with another $2.3 million of letters of credit outstanding. As of March 31, 2003, accrued interest of approximately $0.1 million was included in accrued liabilities and the Company was in compliance with all financial covenants.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

In conjunction with the Senior Credit Facility, the Company, Infogrames SA and GECC entered into an Intercreditor and Subordination Agreement dated November 12, 2002 (“Subordination Agreement”). The Subordination Agreement makes all Infogrames SA debt and related party debt with the Company subordinate to the Senior Credit Facility. The Subordination Agreement allows repayment of debt and interest to Infogrames SA by the Company under certain financial conditions including, but not limited to, the Senior Credit Facility cash availability and certain financial covenants. Additionally, the Subordination Agreement precludes Infogrames SA from demanding principal repayments of any kind on any of its debt with the Company unless such demand of repayment is in accordance with the scheduled maturity of debt under the medium-term loan or with prior approval from GECC. Furthermore, the Subordination Agreement may have the effect of extending the terms on all Infogrames SA credit facilities and related party debt through the term of the Senior Credit Facility if certain conditions required for the scheduled payments contained in the Subordination Agreement are not met.

BNP Paribas Credit Facility

In connection with the September 2000 INA Merger, the Company assumed a $35.0 million revolving credit facility (the “BNP Credit Facility”) with BNP Paribas (“BNP”), which was to mature on September 17, 2001 and subsequently extended until November 30, 2001. On November 30, 2001, the facility was extended to May 31, 2002, with an amendment reducing the amount available in the facility by $5.0 million a month beginning February 1, 2002 and maturing August 31, 2002. The amended facility charged interest at a rate equal to the lender’s cost of funds plus 1.5% on domestic term loans and at LIBOR plus 1.5% on Eurodollar term loans, payable at maturity. The Company had $15.0 million outstanding under this facility at June 30, 2002 and paid the balance of principal and interest in full on August 30, 2002.

Infogrames SA credit facilities and debt with the Company

Credit Agreement

Company has a revolving credit agreement with Infogrames SA (the “Credit Agreement”) which provides for an aggregate commitment of $75.0 million which bears interest at LIBOR plus 2.5%. On September 30, 2002, the maturity date was extended to December 31, 2002 and Infogrames SA agreed that prior to July 1, 2003, it will not demand repayment of any amount outstanding, except under certain conditions and, in each case, only to the extent that the repayment is permitted under any new credit facility and the amount remaining available from that credit facility is sufficient to fund the Company’s working capital needs. Conditions under which Infogrames SA may demand repayment include the disposition of material assets of the Company, the successful completion of additional financings, the receipt of non-budgeted revenues and a significant improvement in the financial condition of the Company. On November 12, 2002, by entering into the Subordination Agreement, Infogrames SA, in effect, extended the Credit Agreement through the term of the Senior Credit Facility. Additionally, the allowable repayments of the Credit Agreement are restricted under the terms of the Subordination Agreement and demand of re-payments cannot be made prior to termination of the Senior Credit Facility or without prior approval of GECC. The outstanding borrowings, as of March 31, 2003, under the Credit Agreement was $44.8 million. As of March 31, 2003, accrued interest and fees were approximately $1.8 million and are included in current amounts due to related parties. The entire outstanding balance of $44.8 million at March 31, 2003 is included in current liabilities as management is unable to determine the extent to which principal repayments, if any, will be made prior to April 1, 2004.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

This agreement requires that the Company comply with certain financial covenants and, among other items, restricts capital expenditures. Effective December 31, 2002, Infogrames SA agreed to waiver any default or event of default through April 1, 2004, that may arise by reason of the Company’s failure to comply with these covenants.

Pursuant to two offset agreements dated July 3, 2003 between the Company, Infogrames SA and two subsidiaries of Infogrames SA, the Company will have the ability to offset certain amounts due from Atari Interactive and Atari Australia, against amounts due under the Credit Agreement. At March 31, 2003, the amounts that are subject to offset for Atari Interactive are $27.4 million upon the termination of the Senior Credit Facility with GECC and for Atari Australia, approximately $1.7 million on July 3, 2005 (Note 13). However, the receivable and payable are not netted on the accompanying balance sheet because it does not meet the accounting requirement for offset.

Medium-Term Loan

In connection with the Shiny Acquisition (Note 2), the Company obtained a $50.0 million medium-term loan from Infogrames SA which matures on June 30, 2004. Interest is based on the three month LIBOR rate plus 2.75% and payable on a quarterly basis, in arrears. An unused commitment fee of 0.50% per annum is based on the aggregate amount of the facility less outstanding loans. The facility will be repaid as follows: $10.0 million three months after the first shipment of the game based on the Matrix Reloaded movie and no later than December 31, 2003; $10.0 million on December 31, 2003; $20.0 million on March 31, 2004; and $10.0 million on June 30, 2004. Under the Subordination Agreement, the scheduled payments are restricted by certain financial conditions including, but not limited to, the Senior Credit Facility’s minimum borrowing availability and certain financial covenants. The Subordination Agreement also may have the effect of extending the terms on the medium-term loan through the term of the Senior Credit Facility. The facility will be prepaid and reduced in aggregate amounts equal to (1) 95% of the net cash proceeds of any sale or disposition of any assets of the Company exceeding $2.5 million, (2) 95% of the cumulative net proceeds from equity issuances by the Company provided that the Company may retain 5% of such proceeds, and (3) 95% of the net proceeds from any new debt issuance by the Company. As of March 31, 2003, the outstanding borrowings under the medium-term loan were approximately $48.3 million, of which $40.0 million is in current liabilities. Additionally, accrued interest was approximately $1.2 million and is included in current amounts due to related parties.

In conjunction with the Shiny Acquisition, the Company issued various short-term promissory notes to pre-existing creditors of Shiny for an aggregate amount of $16.2 million payable by the Company in installments due July 31, 2002. As of July 31, 2002, all principal and interest related to the short-term promissory notes have been paid in full with borrowings from the medium-term loan from Infogrames SA.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Long-term related party debt

0% Notes

In conjunction with the 1999 purchase of the Company by Infogrames SA, the Company issued to GAP the GAP 0% Notes in exchange for 600,000 shares of Series A Preferred Stock and $20.0 million of subordinated notes of the Company. The GAP 0% Notes are convertible into the Company’s common stock at $20.00 per share and will have a redemption value of $50.0 million at maturity. On December 28, 2001, Infogrames SA assumed the GAP 0% Notes from GAP in exchange for Infogrames SA shares of common stock. Infogrames SA has not changed any of the terms of the former GAP 0% Notes (renamed the “Infogrames SA 0% subordinate convertible note”) as they relate to the Company. Under the Subordination Agreement, the scheduled payment is restricted by certain financial conditions including but not limited to the Senior Credit Facility’s minimum borrowing availability and certain financial covenants. The Subordination Agreement also may have the effect of extending the terms on the Infogrames SA 0% subordinate convertible note through the term of the Senior Credit Facility. Interest on the Infogrames SA 0% subordinate convertible note is being accreted at the rate of 7%.

5% Notes

In conjunction with the 1999 purchase of the Company by Infogrames SA, the Company issued to CUSH, 5% subordinated convertible notes (“5% CUSH Notes”) in exchange for $25.0 million in cash and $35.6 million in debt and accrued interest. The 5% CUSH Notes are convertible into the Company’s common stock at $9.25 per share. Under the Subordination Agreement, the scheduled payment is restricted by certain financial conditions including but not limited to the Senior Credit Facility’s minimum borrowing availability and certain financial covenants. The Subordination Agreement also may have the effect of extending the terms on the 5% CUSH Notes through the term of the Senior Credit Facility.

Long-term related party debt consists of the following at March 31, 2003 (in thousands):

Infogrames SA 0% subordinated convertible notes, due December 16, 2004	$44,977
Infogrames SA medium-term loan, net of $40,000 current portion	8,277
5% subordinated convertible note with CUSH, due December 16, 2004	71,356

$124,610

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16—Legal proceedings

James

On April 12, 1999, an action was commenced by the administrators for three children who were murdered on December 1, 1997 by Michael Carneal at the Heath High School in McCracken County, Kentucky. The action was brought against 25 defendants, including the Company and other corporations in the videogame business, companies that produced or distributed the movie The Basketball Diaries, and companies that provide allegedly obscene internet content. The complaint alleges, with respect to the Company and other corporations in the videogame business, that Carneal was influenced by the allegedly violent content of certain videogames and that the videogame manufacturers are liable for Carneal’s conduct. The complaint seeks $10.0 million in compensatory damages and $100.0 million in punitive damages. The Company and approximately 10 other corporations in the videogame business have entered into a joint defense agreement and have retained counsel. By order entered April 6, 2000, the Court granted a motion to dismiss the complaint. Plaintiffs have filed a motion to vacate the dismissal of the action. On June 16, 2000, the Court denied the motion to vacate. On June 28, 2000, plaintiffs appealed the dismissal of the action to the Court of Appeals for the Sixth Circuit. Plaintiffs’ and defendants’ final appellate briefs were submitted on November 30, 2000, and oral argument was heard on November 28, 2001. On August 13, 2002 the Sixth Circuit issued a complete affirmance of the dismissal of the action. On November 11, 2002 Plaintiff’s filed a petition for writ of certiorari in the United States Supreme Court. On January 21, 2003 the United States Supreme Court, in a summary order, denied certiorari.

Sanders

On April 19, 2001, a putative class action was commenced by the family of William David Sanders, a teacher murdered on April 2, 1999 in a shooting rampage committed by Eric Harris and Dyland Klebold at the Columbine High School in Jefferson County, Colorado. The action was brought against 25 defendants, including the Company and other corporations in the videogame business, companies that produced or distributed the movie, The Basketball Diaries, and companies that provide allegedly obscene internet content. The complaint alleges, with respect to the Company and other corporations in the videogame business, that Harris and Klebold were influenced by the allegedly violent content of certain videogames and that the videogame manufacturers are liable for Harris’ and Klebold’s conduct. The complaint seeks a minimum $15,000 for each plaintiff and up to $15.0 million in compensatory damages for certain plaintiffs and $5.0 billion in punitive damages, injunctive relief in the form of a court established “monitoring system” requiring video game companies to comply with rules and standards set by the court for marketing violent games to children. On June 6, 2001 the Company waived service of a summons, and on July 9, 2001 the Company filed a motion to dismiss. Plaintiffs filed papers opposing the Company’s motion to dismiss and on September 14, 2001 the Company filed its reply brief. On March 4, 2002 the Court granted our motion to dismiss and on March 29, 2002 denied plaintiffs’ motion for reconsideration. On April 5, 2002 plaintiffs filed a notice of appeal to the Court of Appeals for the Tenth Circuit. A stipulation of dismissal was filed on December 9, 2002 and on December 10, 2002 the Court of Appeals for the Tenth Circuit dismissed the appeal.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

KBK

On September 16, 2002, Knight Bridging Korea Co., Ltd. (“KBK”), a distributor of electronic games via the Internet and local area networks, filed a lawsuit against Gamesonline.com, Inc. (“Gamesonline”), a subsidiary of Interplay Entertainment Corp., and the Company in Superior Court of California, Orange County. KBK alleges that on or about December 15, 2001, KBK entered into a contract with Gamesonline to obtain the right to localize (i.e., right to translate games into the local language of the country where the games are distributed) and to distribute games electronically in Korea, of Neverwinter Nights and certain games which were previously released. The complaint further alleges that Gamesonline and the Company conspired to prevent KBK from entering the market with Neverwinter Nights or any previously released games of Gamesonline. The complaint alleges the following causes of action against the Company: misappropriation of trade secrets under the California Uniform Trade Secrets Act; common law misappropriation; intentional interference with contract; negligent interference with contract; intentional interference with prospective economic advantage; negligent interference with prospective economic advantage; and violation of Business & Professions Code Section 17200 et seq. The complaint seeks $98.8 million for each of these causes of action. An amended complaint was filed on December 3, 2002, alleging all of the foregoing against the Company, adding Atari Interactive, Inc. (formerly known as Infogrames Interactive, Inc.) as a named defendant, and alleging that Company managed and directed Atari Interactive, Inc. to engage in the foregoing alleged acts. The Company and Atari Interactive, Inc. filed answers on January 9, 2003. On or about January 28, 2003, Gamesonline answered the original complaint and served a cross-complaint against KBK. Discovery is ongoing.

The Company believes that these complaints are without merit and intends to defend itself vigorously against these actions. Additionally, the Company is involved in various other claims and legal actions arising in the ordinary course of business. The Company’s management believes that the ultimate resolution of any of the aforementioned complaints or any other claims which are not stated herein will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

NOTE 17—Employee savings plan

The Company maintains an Employee Savings Plan (the “Plan”) which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. The Plan is available to all United States employees who meet the eligibility requirements. Under the Plan, participating employees may elect to defer a portion of their pretax earnings, up to the maximum allowed by the Internal Revenue Service with matching of 100% of the first 3% and 50% of the next 6% of the employee’s contribution provided by the Company. Generally, the Plan’s assets in a participant’s account will be distributed to a participant or his or her beneficiaries upon termination of employment, retirement, disability or death. All Plan administrative fees are paid by the Company. Generally, the Company does not provide its employees any other post-retirement or post-employment benefits, except discretionary severance payments upon termination of employment. Plan expense approximated $0.8 million, $1.3 million, $0.9 million and $1.0 million for the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, respectively.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18—Royalty and license advances

The Company has committed to pay advance payments under certain royalty and license agreements. These obligations are guaranteed and are not dependent on the delivery of the contracted services by the developers. Future advances due under these agreements are as follows for the fiscal years then ended (in thousands):

2004	$5,368
2005	1,500
2006	100
2007	—
2008	—
Thereafter	—

$6,968

NOTE 19—Concentration of credit risk

The Company extends credit to various companies in the retail and mass merchandising industry for the purchase of its merchandise which results in a concentration of credit risk. This concentration of credit risk may be affected by changes in economic or other industry conditions and may, accordingly, impact the Company’s overall credit risk. Although the Company generally does not require collateral, the Company performs ongoing credit evaluations of its customers and reserves for potential losses are maintained.

The Company had sales constituting 31%, 37%, 39% and 35% of net revenue to two customers in the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, respectively. Sales to one customer constituted 22%, 26%, 28% and 24% of net revenue during the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003, respectively, while sales to a second customer constituted 9%, 11%, 11% and 11% of the net revenue for the same periods, respectively.

Accounts receivable due from three of the most significant customers of each period aggregated 38% and 31% of accounts receivable at June 30, 2002 and March 31, 2003, respectively.

NOTE 20—Operations by reportable segments and geographic areas

The Company has three reportable segments: publishing, distribution and corporate. Publishing is comprised of three studios located in Santa Monica, California; Beverly, Massachusetts; and Minneapolis, Minnesota. Distribution constitutes the sale of other publishers’ titles to various mass merchants and other retailers. Corporate includes the costs of senior executive management, legal, finance, administration, and amortization of goodwill of the Company. The majority of depreciation expense for fixed assets is charged to the corporate segment and a portion is recorded in the publishing segment. This amount consists of depreciation on computers and office furniture in the publishing unit. Historically, the Company does not separately track or maintain records, other than fixed asset records, which identify assets by segment and, accordingly, such information is not available.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating results of these segments.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company’s reportable segments are strategic business units with different associated costs and profit margins. They are managed separately because each business unit requires different planning, merchandising and marketing strategies.

The following summary represents the consolidated net revenues and operating income (loss) by reportable segment for the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003 (in thousands):

	Publishing	Distribution	Corporate	Total

Year ended June 30, 2001:
Net revenues	$217,357	$74,031	$—	$291,388
Operating (loss) income	(29,749)	11,860	(33,106)	(50,995)
Depreciation and amortization	(14,176)	(1,166)	(4,955)	(20,297)
Interest	(1,818)	78	(11,659)	(13,399)
Year ended June 30, 2002:
Net revenues	$320,204	$98,841	$—	$419,045
Operating income (loss)	12,781	10,590	(22,409)	962
Depreciation and amortization	(2,113)	(545)	(2,796)	(5,454)
Interest	(58)	103	(12,001)	(11,956)
Nine months March 31, 2002 (unaudited):
Net revenues	$211,902	$77,540	$—	$289,442
Operating income (loss)	1,205	7,699	(16,539)	(7,635)
Depreciation and amortization	(1,219)	(401)	(1,917)	(3,537)
Interest	—	75	(7,962)	(7,887)
Nine months March 31, 2003:
Net revenues	$329,813	$74,832	$—	$404,645
Operating income (loss)	37,998	14,433	(24,990)	27,441
Depreciation and amortization	(3,009)	(438)	(2,412)	(5,859)
Interest	—	151	(9,749)	(9,598)

Information about the Company’s operations in the United States and other geographic locations for the years ended June 30, 2001 and 2002 and the nine months ended March 31, 2002 (unaudited) and 2003 are presented below (in thousands):

			Other
	United		geographic
	States	Europe	locations	Total

Year ended June 30, 2001:
Net revenues	$284,274	$1,495	$5,619	$291,388
Operating loss	(46,639)	(777)	(3,579)	(50,995)
Capital expenditures	6,084	—	—	6,084
Total assets	137,415	1,959	5,710	145,084
Year ended June 30, 2002:
Net revenues	$413,663	$606	$4,776	$419,045
Operating income (loss)	8,585	(6,267)	(1,356)	962
Capital expenditures	7,382	1,189	—	8,571
Total assets	236,985	3,138	1,740	241,863

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

			Other
	United		geographic
	States	Europe	locations	Total

Nine months ended March 31, 2002 (unaudited):
Net revenues	$285,577	$—	$3,865	$289,442
Operating (loss) income	(2,064)	(4,950)	(621)	(7,635)
Capital expenditures	5,484	1,005	—	6,489
Total assets	159,344	3,100	6,014	168,458
Nine months ended March 31, 2003:
Net revenues	$404,638	$—	$7	$404,645
Operating income (loss)	33,467	(5,461)	(565)	27,441
Capital expenditures	3,371	156	540	4,067
Total assets	223,960	2,953	5,169	232,082

NOTE 21—Restructuring and other charges

During the year ended June 30, 2001, the Company implemented a restructuring plan to better support its strategic objectives and improve efficiency of its publishing and internal development operations. This plan included closing the Company’s San Jose facility and moving its functions to Santa Monica, California. The Humongous publishing group was also closed. These activities resulted in charges of approximately $3.5 million of which $1.9 million related to the termination of 119 employees. The remaining $1.6 million related to the disposal of fixed assets and other charges to shutdown these operations.

During the year ended June 30, 2002 and nine months ended March 31, 2003, the Company did not record any additional restructuring charges. The activities that occurred during the year were cash payments related to the previous restructuring plans implemented by the Company.

The following table sets forth adjustments to the restructuring reserve, which is included in accrued liabilities (in thousands):

		Additional
	Balance	restructuring				Balance
	June 30,	and other		Cash		June 30,
	2000	charges	Write-offs	payments	Other	2001

Severance	$7,417	$1,857	$—	$(6,627)	$—	$2,647
Shutdown of European operations	1,892	—	—	—	(1,892)	—
Shutdown of San Jose facilities	—	1,294	(1,294)	—	—	—
Shutdown of Humongous Publishing	—	388	(388)	—	—	—
Transition rent	527	—	—	—	(527)	—

	$9,836	$3,539	$(1,682)	$(6,627)	$(2,419)	$2,647

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		Additional
	Balance	restructuring				Balance
	June 30,	and other		Cash		June 30,
	2001	charges	Write-offs	payments	Other	2002

Severance	$2,647	$—	$—	$(2,107)	$—	$540

	$2,647	$—	$—	$(2,107)	$—	$540

		Additional				Balance
	Balance	restructuring				March
	June 30,	and other		Cash		31,
	2002	charges	Write-offs	payments	Other	2003

Severance	$540	$—	$—	$(469)	$—	$71

	$540	$—	$—	$(469)	$—	$71

NOTE 22—Quarterly financial data (unaudited)

Summarized quarterly financial data for the fiscal year ended June 30, 2001 is as follows (in thousands, except per share amounts):

	September 30,	December 31,	March 31,	June 30,

Net revenues	$37,933	$121,927	$67,657	$63,871
Gross profit	23,121	75,934	30,697	35,696
Operating (loss) income	(26,920)	17,832	(18,832)	(23,075)
Net (loss) income	(32,714)	16,475	(21,430)	(22,999)
Basic net (loss) income per share	(1.58)	0.24	(0.31)	(0.33)
Diluted net (loss) income per share	(1.58)	0.23	(0.31)	(0.33)
Weighted average shares outstanding— basic	20,686	68,135	69,734	69,524
Weighted average shares outstanding— diluted	20,686	78,090	69,734	69,524

Summarized quarterly financial data for the fiscal year ended June 30, 2002 is as follows (in thousands, except per share amounts):

	September 30,	December 31,	March 31,	June 30,

Net revenues	$78,527	$160,410	$50,505	$129,603
Gross profit	40,794	81,094	15,199	69,578
Operating income (loss)	3,393	15,161	(26,189)	8,597
Net income (loss)	552	12,174	(22,947)	(709)
Basic and diluted net income (loss) per share	0.01	0.17	(0.33)	(0.01)
Weighted average shares outstanding— basic	69,524	69,738	69,799	69,825
Weighted average shares outstanding— diluted	70,007	79,667	69,799	69,825

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Summarized quarterly financial data for the nine months ended March 31, 2003 is as follows (in thousands, except per share amounts):

	September 30,	December 31,	March 31,

Net revenues	$109,367	$210,594	$84,684
Gross profit	55,472	106,452	38,863
Operating income (loss)	3,496	33,672	(9,727)
Net income (loss)	731	30,054	(12,715)
Basic net income (loss) per share	0.01	0.43	(0.18)
Diluted net income (loss) per share	0.01	0.39	(0.18)
Weighted average shares outstanding— basic	69,826	69,891	69,918
Weighted average shares outstanding— diluted	69,952	80,103	69,918

During the third quarter of the nine months ended March 31, 2003, the Company reduced its royalty payable by approximately $2.0 million as returns, price protection and other customer promotional allowances of certain royalty bearing products were greater than the amounts estimated during the second quarter.

During the fourth quarter of 2002, based on an agreement to sell pre-petition Kmart receivables at an amount substantially below face value, the Company determined it was required to pay certain royalties only on receivables collected. Accordingly, the Company reduced its royalty accrual at June 30, 2002 by approximately $0.7 million.

The per share amounts are calculated independently for each of the quarters presented. The sum of the quarters may not equal the full year per share amounts.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Atari, Inc. and Subsidiaries

Schedule II—Valuation and Qualifying Accounts (in thousands)

			Additions
	Balance	Additions	charged to		Balance
	beginning	charged to	operating		end of
Description	of period	net revenues	expenses	Deductions	period

ALLOWANCE FOR BAD DEBTS, RETURNS, PRICE PROTECTION AND OTHER CUSTOMER PROMOTIONAL PROGRAMS:
Nine months ended March 31, 2003	$50,451	$78,483	$3,814	$(92,429)	$40,319

Year ended June 30, 2002	$56,554	$103,711	$8,192	$(118,006)	$50,451

Year ended June 30, 2001	$80,838	$67,907	$24,661	$(116,852)	$56,554

		Additions	Additions
	Balance	charged to	charged to		Balance
	beginning	cost of	operating		end of
Description	of period	goods sold	expenses	Deductions	period

RESERVE FOR OBSOLESCENCE:
Nine months ended March 31, 2003	$7,695	$3,416	$—	$(6,208)	$4,903

Year ended June 30, 2002	$20,360	$813	$—	$(13,478)	$7,695

Year ended June 30, 2001	$48,101	$838	$—	$(28,579)	$20,360

Atari, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31,	June 30,
	2003	2003

		(unaudited)
ASSETS
Current assets:
Cash	$815	$9,154
Receivables, net	47,053	62,336
Inventories, net	37,827	38,343
Income taxes receivable	395	406
Due from related parties	2,656	20,661
Prepaid expenses and other current assets	16,958	13,520

Total current assets	105,704	144,420
Advances to related parties	32,184	40,904
Property and equipment, net	14,727	14,649
Goodwill, net of accumulated amortization of $26,116 in both periods	70,224	70,224
Other intangible assets, net of accumulated amortization of $619 and $787, at March 31, 2003 and June 30, 2003, respectively	2,081	1,913
Other assets	7,162	7,487

Total assets	$232,082	$279,597

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Accounts payable	$39,587	$51,231
Accrued liabilities	31,872	31,865
Revolving credit facility	10,651	7,632
Current portion of related party medium-term loan	40,000	48,277
Related party credit facility	44,800	44,800
Royalties payable	13,653	26,656
Income taxes payable	1,965	2,448
Short-term deferred income	2,077	2,077
Due to related parties	12,747	12,696

Total current liabilities	197,352	227,682
Related party debt	124,610	117,940
Deferred income	4,131	4,112
Other long-term liabilities	2,907	2,818

Total liabilities	329,000	352,552

Commitments and contingencies	—	—
Stockholders’ deficiency:
Preferred stock, $0.01 par value, 5,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 300,000 shares authorized, 69,920 and 69,979 shares issued and outstanding at March 31, 2003 and June 30, 2003, respectively	699	700
Additional paid-in capital	486,053	486,179
Accumulated deficit	(586,851)	(563,059)
Accumulated other comprehensive income	3,181	3,225

Total stockholders’ deficiency	(96,918)	(72,955)

Total liabilities and stockholders’ deficiency	$232,082	$279,597

The accompanying notes are an integral part of these consolidated financial statements.

Atari, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share data)

	Three months	Three months
	ended	ended
	June 30, 2002	June 30, 2003

	(unaudited)
Net revenues	$129,603	$151,357
Cost of goods sold	60,025	70,846

Gross profit	69,578	80,511
Selling and distribution expenses	21,766	20,127
General and administrative expenses	8,497	8,548
In-process research and development	7,400	—
Research and development	21,400	22,229
Depreciation and amortization	1,918	1,950

Operating income	8,597	27,657
Interest expense, net	4,069	3,046
Other (expense) income	(3,559)	118

Income before provision for income taxes	969	24,729
Provision for income taxes	1,678	937

Net (loss) income	$(709)	$23,792

Basic net (loss) income per share	$(0.01)	$0.34

Diluted net (loss) income per share	$(0.01)	$0.32

Basic weighted average shares outstanding	69,825	69,974

Diluted weighted average shares outstanding	69,825	80,499

Net (loss) income	$(709)	$23,792
Other comprehensive (loss) income:
Foreign currency translation adjustments	288	44

Comprehensive (loss) income	$(421)	$23,836

The accompanying notes are an integral part of these consolidated financial statements.

Atari, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three months	Three months
	ended	ended
	June 30, 2002	June 30, 2003

	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(709)	$23,792
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,918	1,950
Write-down of investments held at cost	3,622	—
Amortization of discount on related party debt	717	717
Accrued interest	2,675	1,930
Accretion of interest on short-term promissory notes	66	—
Amortization of deferred financing fees	239	419
Write-off of property and equipment	495	10
In process research and development related to acquisition of Shiny Entertainment, Inc.	7,400	—
Changes in operating assets and liabilities:
Receivables, net	(40,610)	(15,283)
Inventories, net	(2,639)	(517)
Due from related parties	2,210	(17,678)
Due to related parties	(228)	(1,470)
Prepaid expenses and other current assets	1,218	2,724
Accounts payable	18,449	11,624
Accrued liabilities	7,837	(212)
Royalties payable	2,709	13,003
Income taxes payable	962	465
Deferred income	(193)	(19)
Income taxes receivable	5,280	—
Other long-term liabilities	2,096	(97)
Other assets	2,585	25

Net cash provided by operating activities	16,099	21,383

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,082)	(1,657)
Advances to related parties	—	(8,530)
Acquisition of Shiny Entertainment, Inc., net of nominal cash acquired	(34,010)	—

Net cash used in investing activities	(36,092)	(10,187)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of related party credit facility, net	(1,627)	—
Borrowings from related party medium-term loan	39,381	—
Payments to third parties	(7,291)	—
Payments of BNP Paribus revolving credit facility	(9,888)	—
Payments of General Electric Capital Corporation Senior Credit Facility, net	—	(3,019)
Proceeds from exercise of stock options	—	23
Proceeds from employee stock purchase plan	75	104

Net cash provided by (used in) financing activities	20,650	(2,892)
Effect of exchange rates on cash	61	35

Net increase in cash	718	8,339
Cash — beginning of fiscal period	4,685	815

Cash — end of fiscal period	$5,403	$9,154

	Three months	Three months
	ended	ended
	June 30, 2002	June 30, 2003

	(unaudited)
SUPPLEMENTAL CASH FLOW INFORMATION
SUPPLEMENTAL DISCLOSURE OF NON-CASH
OPERATING ACTIVITIES:
Cash paid for interest	449	1,622
Cash paid for taxes	—	490
SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING ACTIVITIES:
Acquisition of Shiny Entertainment, Inc.:
Fair value of assets acquired	$50,776
Less: Short-term promissory notes issued to seller and others	16,059
Assumption of stock options	672
Other payments due seller	31
Cash acquired	4

Acquisition, net of cash acquired	$34,010

SUPPLEMENTAL DISCLOSURE OF NON-CASH
FINANCING ACTIVITIES:
Assumption of Shiny Entertainment, Inc. employee stock purchase plan	672

The accompanying notes are an integral part of these consolidated financial statements.

Atari, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

(in thousands)

					Accumulated
	Common		Additional		other
	stock	Common	paid-in	Accumulated	comprehensive
	shares	stock	capital	deficit	income	Total

BALANCE, JULY 1, 2002	69,826	$698	$485,759	$(604,921)	$3,135	$(115,329)
Issuance of common stock pursuant to employee stock purchase plan	46	—	125	—	—	125
Exercise of stock options	48	1	115	—	—	116
Issuance of warrants to external developer	—	—	54	—	—	54
Net income	—	—	—	18,070	—	18,070
Currency translation adjustment	—	—	—	—	46	46

BALANCE, MARCH 31, 2003	69,920	699	486,053	(586,851)	3,181	(96,918)
Issuance of common stock pursuant to employee stock purchase plan	54	1	103	—	—	104
Exercise of stock options	5	—	23	—	—	23
Net income	—	—	—	23,792	—	23,792
Currency translation adjustment	—	—	—	—	44	44

BALANCE, JUNE 30, 2003 (UNAUDITED)	69,979	$700	$486,179	$(563,059)	$3,225	$(72,955)

The accompanying notes are an integral part of these consolidated financial statements.

Atari, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 — Summary of significant accounting policies and other matters

Nature of Business and Other Matters

Atari, Inc., a Delaware corporation (the “Company”), is a leading worldwide developer, publisher and distributor of interactive entertainment software for use on various platforms, including personal computers (“PC’s”), Sony’s PlayStation and PlayStation2, Microsoft’s Xbox and Nintendo’s GameCube, Gameboy and Gameboy Advance. The Company derives its revenues primarily from the sale of its created, published, licensed and purchased products to mass merchants, specialty software stores, computer superstores and distributors located throughout North America and also in various international locations.

Infogrames Entertainment SA, a French corporation (“Infogrames SA”), owns approximately 88% of the Company through its wholly-owned subsidiary California U.S. Holdings, Inc. (“CUSH”). Although Infogrames SA ceased funding of the Company’s operations since the completion of the Senior Credit Facility (as defined below), there remains outstanding balances under a credit facility and various other debt agreements payable to Infogrames SA by the Company. At June 30, 2003, total debt owed to Infogrames SA approximated $211.0 million.

On November 12, 2002 (last amended July 11, 2003), the Company obtained a 30-month $50.0 million secured revolving credit facility (“Senior Credit Facility”) with General Electric Capital Corporation (“GECC”) (Note 8) which is used to fund the Company’s working capital and general corporate needs and to provide funding to related parties which are wholly-owned by Infogrames SA.

In May 2003, the Company changed its name to Atari, Inc. and changed its trading symbol on the NASDAQ National Market to “ATAR”. The Company obtained rights to use the Atari name through a license from Infogrames SA which Infogrames SA obtained as part of the acquisition of Hasbro Interactive. The Company believes that the Atari brand, which is largely credited with launching the video game industry, continues to carry a level of respect, recognition and legacy for innovation that will enhance the Company’s reputation and improve consumer recognition of its products. As of May 2003, all of the Company’s products will be published, distributed and marketed under the Atari brand.

Change in fiscal year-end

Effective March 28, 2003, the Company changed its fiscal year-end from June 30 to March 31. Accordingly, the fiscal period ended June 30, 2003, represents three months of operations.

Notes to the consolidated financial statements (unaudited) (continued)

Basis of presentation

The accompanying interim consolidated financial statements of the Company are unaudited, but in the opinion of management, reflect all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results for the interim period in accordance with instructions for Form 10-Q. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2003. The information for March 31, 2003 was derived from audited financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

Revenue recognition

Revenue is recognized when title and risk of loss transfer to the customer, provided that collection of the resulting receivable is deemed probable by management.

The Company is not contractually obligated to accept returns except for defective product. However, the Company may permit its customers to return or exchange product and provides allowances for estimated returns, price concessions, or other allowances on a negotiated basis. The Company estimates such returns and allowances based upon management’s evaluation of historical experience, market acceptance of products produced, retailer inventory levels, budgeted customer allowances, the nature of the title and existing commitments to customers. Such estimates are deducted from gross sales and provided for at the time revenue is recognized.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Goodwill and other intangible assets

On June 30, 2001, the Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” was issued. SFAS No. 142 eliminates goodwill amortization over its estimated useful life. However, goodwill is subject to at least an annual assessment for impairment by applying a fair-value based test. Additionally, acquired intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the Company’s intent to do so. Intangible assets with finite lives are amortized over their useful lives. The Company adopted SFAS No. 142 effective July 1, 2001. Such adoption did not result in an impairment of goodwill, based on an assessment of fair value performed by an independent appraisal company. As of March 31, 2003, the Company has performed its annual fair-value based assessment which did not result in any impairment of goodwill and intangibles. However, future changes in the facts and circumstances relating to the Company’s goodwill and other intangible assets could result in an impairment of intangible assets in subsequent periods.

Notes to the consolidated financial statements (unaudited) (continued)

Other intangible assets approximate $2.1 million and $1.9 million, net of accumulated amortization of $0.6 million and $0.8 million at March 31, 2003 and June 30, 2003, respectively.

Fair values of financial instruments

SFAS No. 107, “Disclosure About Fair Value of Financial Instruments”, requires certain disclosures regarding the fair value of financial instruments. Cash, accounts receivable, accounts payable, accrued liabilities, royalties payable, revolving credit facility, related party credit facilities and amounts due to and from related parties are reflected in the consolidated financial statements at fair value because of the short-term maturity of these instruments.

The carrying values and fair values of the Company’s long-term debt at June 30, 2003 are as follows (in thousands):

	Carrying	Fair
	Value	Value

Infogrames SA 0% subordinated convertible notes, due December 16, 2004	$45,695	$43,543
5% subordinated convertible note with CUSH, due December 16, 2004	$72,245	$67,661

The fair values were based on interest rates currently available to companies with debt of similar investment grade.

Long-lived assets

The Company reviews long-lived assets, such as fixed assets to be held, for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the estimated fair market value of the asset is less than the carrying amount of the asset plus the cost to dispose, an impairment loss is recognized as the amount by which the carrying amount of the asset plus the cost to dispose exceeds its fair value, as defined in SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”.

Research and development costs

Research and development costs related to the design, development and testing of new software products are charged to expense as incurred. Research and development costs also include payments for royalty advances (“Milestone Payments”) to third-party developers for products that are currently in development.

Rapid technological innovation, shelf-space competition, shorter product life cycles and buyer selectivity have made it extremely difficult to determine the likelihood of individual product acceptance and success. As a result, the Company follows the policy of expensing Milestone Payments as incurred, treating such costs as research and development expenses.

Licenses

Payments made to third parties for licensing intellectual property are capitalized and amortized over projected unit sales. Management evaluates the carrying value of these capitalized licenses and records any impairment in value, if any, as research and development expense.

Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to classifications used in the current period. These reclassifications had no impact on previously reported results of operations.

Notes to the consolidated financial statements (unaudited) (continued)

Net (loss) income per share

Basic (loss) income per share is computed by dividing net loss or income by the weighted average number of shares of common stock outstanding for the period. Diluted (loss) income per share reflects the potential dilution that could occur from shares of common stock issuable through stock-based compensation plans including stock options, restricted stock awards, warrants using the treasury stock method and other convertible securities. The convertible debt, warrants and all shares issuable under stock-based compensation plans would be anti-dilutive and, therefore, have not been considered in the diluted (loss) income per share calculation for the three months ended June 30, 2002. For the three months ended June 30, 2003, the convertible debt, warrants and all shares issuable under stock-based compensation plans are dilutive and, therefore, have been considered in the diluted (loss) income per share calculation.

The following is an analysis of the difference between the shares used in basic and diluted net (loss) income per share (in thousands, except per share data):

	Three months ended
	June 30,

	2002	2003

Basic earnings per share calculation:
Net (loss) income	$(709)	$23,792
Weighted average shares outstanding	69,825	69,974
Basic net (loss) income per share	$(0.01)	$0.34

Diluted earnings per share calculation:
Net (loss) income	$(709)	$23,792
Interest expense:
Infogrames SA 0% subordinate convertible note	—	718
5% subordinated convertible notes	—	889

Adjusted net (loss) income	$(709)	$25,399

Weighted average shares outstanding	69,825	69,974
Diluted potential common shares:
Employee stock options and warrants	—	215
Infogrames SA 0% subordinate convertible note	—	2,500
5% subordinated convertible notes	—	7,810

Diluted weighted average shares outstanding	69,825	80,499

Diluted net (loss) income per share	$(0.01)	$0.32

The number of antidilutive shares that were excluded from the diluted earnings per share calculation for the three months ended June 30, 2002 was approximately 9.9 million.

Stock-based compensation

The Company accounts for employee stock option plans under the intrinsic value method proscribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Any equity instruments issued other than to employees for acquiring goods and services are accounted for using fair value at the date of grant.

Notes to the consolidated financial statements (unaudited) (continued)

At June 30, 2003, the Company had three stock option plans. No compensation cost is reflected in net (loss) income, as all options granted under those plans generally have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on the net (loss) income and (loss) income per share if the Company had applied the fair value recognition provisions of the Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation (in thousands, except per share data):

	Three months ended
	June 30,

	2002	2003

Net (loss) income:
Basic — as reported	$(709)	$23,792
Less: Fair value of stock-based employee compensation expense, net of related tax effects	1,541	1,423

Basic — pro forma net (loss) income	$(2,250)	$22,369

Diluted—as reported	$(709)	$25,399
Less: Fair value of stock-based employee compensation expense, net of related tax effects	1,541	1,423

Diluted—pro forma net (loss) income	$(2,250)	$23,976

Net (loss) income per share:
Basic—as reported	$(0.01)	$0.34
Basic—proforma	$(0.03)	$0.32
Diluted—as reported	$(0.01)	$0.32
Diluted—proforma	$(0.03)	$0.30

The fair market value of options granted under stock option plans during the three months ended June 30, 2002 and 2003 was determined using the Black-Scholes option pricing model utilizing the following assumptions:

	Three months
	ended
	June 30,

	2002	2003

Dividend yield	0%	0%
Anticipated volatility	95%	116%
Weighted average risk-free interest rate	4.51%	2.6%
Expected lives	4 years	4 years

Notes to the consolidated financial statements (unaudited) (continued)

Recent accounting pronouncements

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51”. FIN 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or SPEs). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The objective of FIN 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. However, certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not have any Variable Interest Entities as defined in FIN 46. Accordingly, this pronouncement is currently not applicable to the Company.

In May 2003, the FASB issued SFAS No. 149, “Derivative Instruments”. This statement amends SFAS No. 133, by requiring that contracts with comparable characteristics be accounted for in a similar fashion. In particular, the Statement: (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133; (2) clarifies when a derivative contains a financing component; (3) amends the definition of an “underlying” to conform it to language used in FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”; and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company does not have any derivative instruments as defined in SFAS No. 149. Accordingly, this pronouncement is currently not applicable to the Company.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Financial Instruments with the Characteristics of Both Liabilities and Equities”. SFAS No. 150 establishes standards regarding the manner in which an issuer classifies and measures certain types of financial instruments having characteristics of both liabilities and equity. Pursuant to SFAS No. 150, such freestanding financial instruments (i.e., those entered into separately from an entity’s other financial instruments or equity transactions or that are legally detachable and separately exercisable) must be classified as liabilities or, in some cases, assets. In addition, SFAS No. 150 requires that financial instruments containing obligations to repurchase the issuing entity’s equity shares and, under certain circumstances, obligations that are settled by delivery of the issuer’s shares be classified as liabilities. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and for other instruments at the beginning of the first interim period beginning after June 15, 2003. The adoption of this new principle did not have a material impact on the Company’s financial condition or results of operations.

Notes to the consolidated financial statements (unaudited) (continued)

NOTE 2—Shiny acquisition

On April 30, 2002, the Company acquired all of the outstanding shares of common stock of Shiny Entertainment, Inc. (“Shiny”), a videogame development studio (the “Shiny Acquisition”). Total consideration, including acquisition costs and assumption of employee stock options to purchase shares of common stock of Shiny was approximately $50.8 million. The Shiny Acquisition was accounted for as a purchase. The purchase price was allocated to net assets acquired, in process research and development, other intangible assets and goodwill. Accordingly, $7.4 million of in process research and development was expensed in the year ended June 30, 2002. Furthermore, $2.7 million of the purchase price was allocated to other intangible assets and the balance was allocated to net liabilities and goodwill. Other intangible assets are being amortized over four years.

The purchase price paid by the Company for the shares of Shiny consisted of (i) $31.0 million in cash at closing, (ii) the issuance of short-term promissory notes for an aggregate principal face amount of $16.2 million payable by the Company in installments through July 31, 2002, (iii) $2.0 million paid to third-party licensors, (iv) assumption of employee stock options granted to purchase shares of Shiny valued at $0.7 million and (v) approximately $0.9 million in professional and legal costs. The Company financed the purchase with borrowings from Infogrames SA, under a medium-term loan (Note 8), which guaranteed repayments of the short-term promissory notes. Repayment of the medium-term loan will be due in installments commencing no later than December 31, 2003 and ending by June 30, 2004, subject to restrictions under the GECC Senior Credit Facility.

NOTE 3—Receivables, net

Receivables consist of the following (in thousands):

	March 31,	June 30,
	2003	2003

Trade accounts receivable	$87,372	$104,592
Less: Allowances for bad debts, returns, price protection and other customer promotional programs	(40,319)	(42,256)

	$47,053	$62,336

NOTE 4—Inventories, net

Inventories consist of the following (in thousands):

	March 31,	June 30,
	2003	2003

Finished goods	$38,721	$38,905
Return inventory	2,786	2,170
Raw materials	1,223	1,001

	42,730	42,076
Less: Obsolescence reserve	(4,903)	(3,733)

	$37,827	$38,343

Notes to the consolidated financial statements (unaudited) (continued)

Note 5—Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	March 31,	June 30,
	2003	2003

Accrued advertising	$1,769	$4,344
Accrued professional fees and other services	1,696	1,865
Accrued salary and related costs	8,944	8,579
Accrued freight and processing fees	1,207	1,082
Accrued third-party development expenses	4,826	1,136
Accrued distribution services	8,134	9,357
Restructuring reserve	71	11
Other	5,225	5,491

	$31,872	$31,865

Note 6—Advances to related parties

Advances to Atari Interactive, Inc. (“Atari Interactive”)

The GECC Senior Credit Facility allows the Company to make advances (up to a maximum of $45 million) to Atari Interactive through related party loans. At June 30, 2003, loans due from Atari Interactive were $39.0 million. This loan bears interest at prime plus 150 basis points and will be repaid from distribution royalties owed by the Company to Atari Interactive in the ordinary course of operations. Additionally, normal trade activities payable to Atari Interactive are netted against the loan balance outstanding when the invoices become due (generally in 45 days). For the three months ended June 30, 2003, approximately $0.6 million of interest income was recognized, of which approximately $0.2 million was unpaid and is included in due from related parties at June 30, 2003.

On July 3, 2003, the Company entered into an offset agreement with Atari Interactive and Infogrames SA. The agreement provides that on the date of termination of the Senior Credit Facility with GECC, the Company may offset any amount outstanding from Atari Interactive for advances, loans and current accounts receivable against amounts due under the Credit Agreement with Infogrames SA. As of June 30, 2003, the Company has approximately $37.1 million net outstanding from Atari Interactive.

Advances to Atari Australia Pty. Ltd. (“Atari Australia”)

The Company’s Australian operations have earned distribution revenues and incurred management fees from Atari Australia, a wholly-owned subsidiary of Infogrames SA. As of June 30, 2003, the Company has approximately $1.9 million net outstanding from Atari Australia.

On July 3, 2003, the Company, Atari Australia and Infogrames SA entered into an offset agreement, the effect of which provides the Company with the ability to offset the outstanding receivable balance, or any portion of that amount outstanding, if any, on July 3, 2005, against amounts owed under the Company’s Credit Agreement with Infogrames SA.

Notes to the consolidated financial statements (unaudited) (continued)

Note 7—Commitments and contingencies

Litigation

During the three months ended June 30, 2003, no significant claims were asserted against or by the Company that in management’s opinion the likely resolution of which would have a material adverse affect on the Company’s liquidity, financial condition or results of operations, although the Company is involved in various legal actions arising in the ordinary course of business. The following litigation matters are still pending, however, and the Company continues to believe that the underlying complaints are without merit and intends to defend itself vigorously against these actions.

The Company’s management believes that the ultimate resolution of any of the actions summarized below or any other actions which are not specifically described herein will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

KBK

On September 16, 2002, Knight Bridging Korea Co., Ltd. (“KBK”), a distributor of electronic games via the Internet and local area networks, filed a lawsuit against Gamesonline.com, Inc. (“Gamesonline”), a subsidiary of Interplay Entertainment Corp., and the Company in Superior Court of California, Orange County. KBK alleges that on or about December 15, 2001, KBK entered into a contract with Gamesonline to obtain the right to localize (i.e., right to translate games into the local language of the country where the games are distributed) and to distribute games electronically in Korea, of Neverwinter Nights and certain games which were previously released. The complaint further alleges that Gamesonline and the Company conspired to prevent KBK from entering the market with Neverwinter Nights or any previously released games of Gamesonline. The complaint alleges the following causes of action against the Company: misappropriation of trade secrets under the California Uniform Trade Secrets Act; common law misappropriation; intentional interference with contract; negligent interference with contract; intentional interference with prospective economic advantage; negligent interference with prospective economic advantage; and violation of Business & Professions Code Section 17200 et seq. The complaint seeks $98.8 million for each of these causes of action. An amended complaint was filed on December 3, 2002, alleging all of the foregoing against the Company, adding Atari Interactive, Inc. (formerly known as Infogrames Interactive, Inc.) as a named defendant, and alleging that Company managed and directed Atari Interactive to engage in the foregoing alleged acts. The Company and Atari Interactive filed answers on January 9, 2003. On or about January 28, 2003, Gamesonline answered the original complaint and served a cross-complaint against KBK. On April 29, 2003, KBK named as defendants “Infogrames Asia Pacific,” “Infogrames Korea,” and “Interplay, Inc.” Discovery is ongoing.

Notes to the consolidated financial statements (unaudited) (continued)

Note 8—DEBT

Credit facilities

GECC Senior credit facility

On November 12, 2002 (last amended July 11, 2003), the Company obtained a 30-month $50.0 million Senior Credit Facility with GECC to fund the Company’s working capital and general corporate needs, as well as to fund advances to Paradigm Entertainment Inc. (“Paradigm”) and Atari Interactive, each a related party. Loans under the Senior Credit Facility are based on a borrowing base comprised of the value of the Company’s accounts receivable and short term marketable securities. The Senior Credit Facility bears interest at prime plus 1.25% for daily borrowings or LIBOR plus 3% for borrowings with a maturity of 30 days or greater. A commitment fee of 0.5% on the average unused portion of the facility is payable monthly and the Company paid $0.6 million as an initial commitment fee at closing. The Senior Credit Facility contains certain financial covenants and names certain related entities, such as Atari Interactive and Paradigm, as guarantors. In addition, amounts outstanding under the Senior Credit Facility are secured by the Company’s assets. The outstanding borrowings as of June 30, 2003, under the Senior Credit Facility were approximately $7.6 million with another $5.5 million of letters of credit outstanding. As of June 30, 2003, accrued interest of approximately $0.1 million was included in accrued liabilities and the Company was in compliance with all financial covenants.

In conjunction with the Senior Credit Facility, the Company, Infogrames SA and GECC entered into an Intercreditor and Subordination Agreement dated November 12, 2002 (“Subordination Agreement”). The Subordination Agreement makes all Infogrames SA debt and other related party debt with the Company subordinate to the Senior Credit Facility. The Subordination Agreement allows repayment of debt and interest to Infogrames SA by the Company under certain financial conditions including, but not limited to, the Senior Credit Facility cash availability and the Company’s cash flow. Additionally, the Subordination Agreement precludes Infogrames SA from demanding principal repayments of any kind on any of its debt with the Company unless such demand of repayment is in accordance with the scheduled maturity of debt under the medium-term loan or with prior approval from GECC.

Infogrames SA credit facilities and debt with the Company

Credit agreement

The Company has a revolving credit agreement with Infogrames SA (the “Credit Agreement”) which provides for an aggregate commitment of $75.0 million which bears interest at LIBOR plus 2.5%. Effective December 31, 2002, the maturity date of the Credit Agreement was extended to April 1, 2004. This agreement requires that the Company comply with certain financial covenants and, among other items, restricts capital expenditures. Repayments under the Credit Agreement and additional borrowings under the Credit Agreement are restricted under the terms of the Subordination Agreement, and demand of repayments cannot be made prior to termination of the Senior Credit Facility or without prior approval of GECC or otherwise in accordance with the Subordination Agreement. The outstanding borrowings as of June 30, 2003 under the Credit Agreement were $44.8 million. As of June 30, 2003, accrued interest and fees were approximately $1.6 million and are included in current amounts due to related parties. The entire outstanding balance of $44.8 million at June 30, 2003 is included in current liabilities as management is unable to determine the extent to which principal repayments, if any, will be made prior to July 1, 2004.

Notes to the consolidated financial statements (unaudited) (continued)

Pursuant to two offset agreements dated July 3, 2003 between the Company, Infogrames SA and two subsidiaries of Infogrames SA, the Company will have the ability to offset certain amounts due from Atari Interactive and Atari Australia, against amounts due under the Credit Agreement. At June 30, 2003, the amounts that were subject to offset for Atari Interactive were $37.1 million upon the termination of the Senior Credit Facility with GECC and for Atari Australia, approximately $1.9 million on July 3, 2005. However, the receivable and payable are not netted against the Credit Agreement on the accompanying balance sheet because the legal right to offset does not exist until a future date.

Medium-term loan

In connection with the Shiny Acquisition, the Company obtained a $50.0 million medium-term loan from Infogrames SA. Interest is based on the three month LIBOR rate plus 2.75% and payable on a quarterly basis, in arrears. An unused commitment fee of 0.50% per annum is based on the aggregate amount of the facility less outstanding loans. The facility provides for the maturity of the medium-term loan as follows: $10.0 million in August 2003, representing the three month anniversary of the first shipment of the game based on the Matrix Reloaded movie; $10.0 million on December 31, 2003; $20.0 million on March 31, 2004; and $10.0 million on June 30, 2004. Provided the Company is unable to make the scheduled payments, Infogrames SA has waived any defaults through April 1, 2004. Under the Subordination Agreement, the scheduled payments are restricted by certain financial conditions including, but not limited to, the Senior Credit Facility’s minimum borrowing availability and the Company’s cash flow. As of June 30, 2003, the outstanding borrowings under the medium-term loan were approximately $48.3 million, all of which are in current liabilities. Additionally, accrued interest was approximately $1.2 million and is included in current amounts due to related parties.

Long-term related party debt

0% Notes

In conjunction with the 1999 purchase of the Company by Infogrames SA, the Company issued to General Atlantic Partners, LLC (“GAP”) the $50.0 million principal amount of non-interest bearing subordinated convertible notes (“0% Notes”) in exchange for 600,000 shares of Series A Preferred Stock and $20.0 million of subordinated notes of the Company. The 0% Notes mature in December 2004 and will have a redemption value of $50.0 million at maturity. In lieu of payment at maturity, the 0% Notes may be converted at any time into shares of the Company’s common stock at $20.00 per share. On December 28, 2001, Infogrames SA assumed the 0% Notes from GAP in exchange for shares of Infogrames SA common stock. Infogrames SA has not changed any of the terms of the 0% Notes (renamed the “Infogrames SA 0% subordinate convertible note”) as they relate to the Company. Under the Subordination Agreement, the scheduled payment is restricted by certain financial conditions including but not limited to the Senior Credit Facility’s minimum borrowing availability and the Company’s cash flow. Interest on the 0% Notes accretes at the rate of 7% per annum.

5% Notes

In conjunction with the 1999 purchase of the Company by Infogrames SA, the Company issued to CUSH, 5% subordinated convertible notes (“5% CUSH Notes”) in exchange for $25.0 million in cash and $35.6 million in debt and accrued interest. The 5% CUSH Notes mature in December 2004 and are in the principal amount of $60.6 million. In lieu of payment at maturity, the 5% CUSH Notes may be converted at any time into shares of the Company’s common stock at $9.25 per share. Under the Subordination Agreement, the scheduled payment is restricted by certain financial conditions including but not limited to the Senior Credit Facility’s minimum borrowing availability and the Company’s cash flow.

Notes to the consolidated financial statements (unaudited) (continued)

Long-term related party debt consists of the following at June 30, 2003 (in thousands):

Infogrames SA 0% subordinated convertible note, due December 16, 2004.	$45,695
5% CUSH Notes, due December 16, 2004.	72,245

$117,940

Note 9—Operations by reportable segments

The Company has three reportable segments: publishing, distribution and corporate. Publishing is comprised of three studios located in Santa Monica, California; Beverly, Massachusetts; and Minneapolis, Minnesota. Distribution constitutes the sale of other publishers’ titles to various mass merchants and other retailers. Corporate includes the costs of senior executive management, legal, finance, and administration. The majority of depreciation expense for fixed assets is charged to the Corporate segment and a portion is recorded to the publishing segment. This amount consists of depreciation on computers and office furniture at the publishing unit offices. Historically, the Company does not separately track or maintain records, other than fixed asset records, which identify assets by segment and, accordingly, such information is not available.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating results of these segments.

The Company’s reportable segments are strategic business units with different associated costs and profit margins. They are managed separately because each business unit requires different planning, merchandising and marketing strategies.

The following unaudited summary represents the consolidated net revenues, operating income (loss), depreciation and amortization and interest by reportable segment for the three months ended June 30, 2002 and 2003 (in thousands):

	Publishing	Distribution	Corporate	Total

Three months ended June 30, 2002:
Net revenues	$108,301	$21,302	$—	$129,603
Operating income (loss)	11,930	2,537	(5,870)	8,597
Depreciation and amortization	(894)	(144)	(880)	(1,918)
Interest, net	(57)	28	(4,040)	(4,069)
Three months ended June 30, 2003:
Net revenues	$135,600	$15,757	$—	$151,357
Operating income (loss)	31,031	2,973	(6,347)	27,657
Depreciation and amortization	(953)	(176)	(821)	(1,950)
Interest, net	—	16	(3,062)	(3,046)

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market fee for listing additional shares.

Amount to be paid

SEC Registration Fee	$11,278.63
NASD Filing Fee	14,875.00
Nasdaq National Market Fee	22,500.00
Printing	325,000.00
Legal Fees and Expenses	350,000.00
Transfer Agent and Registrar Fees	3,500.00
Auditors Fees and Expenses	50,000.00
Miscellaneous Fees and Expenses	100,000.00
Total	$877,153.63

Item 15.     Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Articles Seventh and Eighth of the registrant’s certificate of incorporation and Article V of the registrant’s by-laws provide for indemnification of the registrant’s directors, officers, employees and other agents to the maximum extent permitted by Delaware law, as it may be amended from time to time. In addition, the registrant has entered into Indemnification Agreements with its officers and directors to provide the maximum protection permitted by Delaware law as it may be amended from time to time. The registrant also maintains directors’ and officers’ liability insurance. The underwriting agreement also provides for cross-indemnification among the registrant and the underwriter with respect to certain matters, including matters arising under the Securities Act.

Item 16.     Exhibits and financial statement schedules

(a)     Exhibits

Number	Description

1.1	Underwriting Agreement
2.1	Agreement and Plan of Reorganization by and among the Company, GT Acquisition Sub, Inc., WizardWorks Group, Inc. and the Stockholders of WizardWorks Group, Inc., dated June 24, 1996 is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 9, 1996.
2.2	Escrow Agreement by and among the Company, Paul D. Rinde, as the Stockholder Representative of WizardWorks Group, Inc., and Republic National Bank of New York, as Escrow Agent, dated June 24, 1996 is incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on July 9, 1996.

Part II

Number	Description

4.1**	Specimen Form of Stock Certificate of Common Stock.
4.2	Stockholders’ Agreement by and among Joseph J. Cayre, Kenneth Cayre, Stanley Cayre, Jack J. Cayre, the Trusts listed on Schedule I attached thereto and the Company is incorporated herein by reference to an exhibit filed as a part of the Company’s Registration Statement on Form S-1 filed October 20, 1995.
4.3	Amendment to Stockholders Agreement, dated as of December 18, 1995, by and among Joseph J. Cayre, Kenneth Cayre, Stanley Cayre, Jack J. Cayre, the Trusts parties thereto and the Company is incorporated herein by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996.
4.4	Registration Rights Agreement by and among Joseph J. Cayre, Kenneth Cayre, Stanley Cayre, Jack J. Cayre, the Trusts listed on Schedule I attached thereto and the Company is incorporated herein by reference to an exhibit filed as a part of the Company’s Registration Statement on Form S-1 filed October 20, 1995.
4.5	Amended and Restated Registration Rights Agreement, dated as of February 15, 2000, between California U.S. Holdings, Inc. and the Company is incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
4.6***	Second Amended and Restated Registration Rights Agreement, dated as of October 2, 2000, between California U.S. Holdings, Inc. and the Company.
5.1*	Opinion of Clifford Chance US LLP, regarding the legality of the Common Stock being registered.
10.1	Distribution Agreement between Infogrames Entertainment SA and the Company, dated as of December 16, 1999, is incorporated herein by reference to Exhibit 7 to the Schedule 13D filed by Infogrames Entertainment SA and California U.S. Holdings, Inc. on January 10, 2000.
10.2	Amendment to Distribution Agreement between Infogrames Entertainment SA and the Company dated as of July 1, 2000, is incorporated herein by reference to Exhibit 10.26a to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.3	Services Agreement, dated as of January 1, 2000, between Infogrames Entertainment SA and the Company is incorporated herein by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.4	Services Agreement, dated as of January 26, 2001, between the Company and Infogrames Interactive, Inc. is incorporated herein by reference to Exhibit 10.46 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.5	Sales Agency Agreement dated as of December 16, 1999 between Infogrames North America, Inc. and the Company is incorporated herein by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.6	Affiliated Label Agreement dated as of July 1, 2000 between Infogrames North America, Inc. and the Company is incorporated herein by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.7	Warehouse Services Contract, dated March 2, 1999, by and between the Company and Arnold Transportation Services, Inc. t/d/b/a Arnold Logistics is incorporated herein by reference to Exhibit 10.50 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999.
10.8	Credit Agreement, dated as of September 11, 1998, by and among the Company, the Lenders thereto, NationsBanc Montgomery Securities, LLC, as Syndication Agent, Fleet Bank, N.A., as Documentation Agent, and First Union National Bank, as Administrative Agent, is incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

Part II

Number	Description

10.9	Second Amendment, Waiver and Agreement, dated as of June 29, 1999, by and among the Company, the Lenders thereto and First Union National Bank, as Administrative Agent, is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on 8-K filed on August 5, 1999.
10.10	Third Amendment, Consent, Waiver and Agreement, dated as of November 15, 1999, by and among the Company, the Lenders thereto and First Union National Bank, as Administrative Agent is incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 19, 1999.
10.11	Fourth Amendment to the Credit Agreement, dated as of February 15, 2000, by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.26j to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.12	Fifth Amendment to the Credit Agreement, dated as of March 31, 2000, by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.26m to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.13	Sixth Amendment to the Credit Agreement, dated as of June 29, 2000, by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.26n to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.14	Seventh Amendment to the Credit Agreement, dated as of September 30, 2000, by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on February 14, 2001.
10.15	Eighth Amendment to the Credit Agreement, dated as of December 22, 2000, by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on February 14, 2001.
10.16	Ninth Amendment to the Credit Agreement, dated as of June 7, 2001, to the Credit Agreement by and between the Company and Infogrames Entertainment SA, is incorporated herein by reference to Exhibit 10.28o to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.17	Tenth Amendment to the Credit Agreement, dated as of December 31, 2001, to the Credit Agreement by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on 10-Q filed on February 14, 2002.
10.18	Eleventh Amendment to the Credit Agreement, dated as of March 29, 2002, to the Credit Agreement by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on 10-Q filed on May 15, 2002.
10.19	Twelfth Amendment to the Credit Agreement, dated as of June 30, 2002, to the Credit Agreement by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.28r to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002.
10.20	Thirteenth Amendment to the Credit Agreement, dated as of September 30, 2002, to the Credit Agreement by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.28t to the Company’s Transition Report on Form 10-K for the fiscal year ended March 31, 2003.

Part II

Number	Description

10.21	Fourteenth Amendment to the Credit Agreement, dated as of December 31, 2002, to the Credit Agreement by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.28t to the Company’s Transition Report on Form 10-K for the fiscal year ended March 31, 2003.
10.22	Credit Agreement, dated as of November 12, 2002, among the Company, as Borrower, the other credit parties signatory thereto, the lenders signatory thereto from time to time, General Electric Capital Corporation, as Administrative Agent, Agent and Lender, and GECC Capital Markets Group, Inc., as Lead Arranger, is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated filed on November 19, 2002.
10.23	First Amendment and Consent to the Credit Agreement, dated as of March 28, 2003, among the Company, as Borrower, the other credit parties signatory thereto, the lenders signatory thereto from time to time, General Electric Capital Corporation, as Administrative Agent, Agent and Lender, is incorporated herein by reference to Exhibit 10.57a to the Company’s Transition Report on Form 10-K for the fiscal year ended March 31, 2003.
10.24	Second Amendment and Consent to the Credit Agreement, dated as of April 15, 2003, among the Company, as Borrower, the other credit parties signatory thereto, the lenders signatory thereto from time to time, General Electric Capital Corporation, as Administrative Agent, Agent and Lender, is incorporated herein by reference to Exhibit 10.57b to the Company’s Transition Report on Form 10-K for the fiscal year ended March 31, 2003.
10.25	Third Amendment and Waiver to the Credit Agreement, dated as of July 11, 2003, among the Company, as Borrower, the other credit parties signatory thereto, the lenders signatory thereto from time to time, General Electric Capital Corporation, as Administrative Agent, Agent and Lender, is incorporated herein by reference to Exhibit 10.57c to the Company’s Transition Report on Form 10-K for the fiscal year ended March 31, 2003.
10.26	Intercreditor and Subordination Agreement, dated as of November 12, 2002, among Infogrames Entertainment S.A, California U.S. Holdings, Inc., General Electric Capital Corporation and the Credit Parties signatory hereto, is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on February 14, 2003.
10.27	Form of GAP 54 Note is incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by General Atlantic Partners, LLC and certain of its affiliates on December 23, 1999.
10.28	Form of GAPCO II Note is incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by General Atlantic Partners, LLC and certain of its affiliates on December 23, 1999.
10.29	5% Subordinated Convertible Note of the Company is incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by Infogrames Entertainment S.A. and California U.S. Holdings, Inc. on January 10, 2000.
10.30	Stock Purchase Agreement, dated February 8, 1999, among the Company, General Atlantic Partners 54, L.P. and GAP Coinvestment Partners II, L.P. is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on 8-K filed on March 2, 1999.
10.31	Letter Agreement, dated June 29, 1999, among GAP 54, GAPCO II, Joseph J. Cayre, Kenneth Cayre and Stanley Cayre is incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by General Atlantic Partners, LLC and certain of its affiliates on August 10, 1999.

Part II

Number	Description

10.32	Form of Option Agreement, dated as of July 30, 1999, among GAP 54, GAPCO II and the other parties named therein is incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by General Atlantic Partners, LLC and certain of its affiliates on August 10, 1999.
10.33	Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and California U.S. Holdings, Inc. is incorporated herein by reference to Exhibit 11B to the Schedule 13D filed by Infogrames Entertainment S.A. and California U.S. Holdings, Inc. on December 14, 1999.
10.33	Equity Purchase and Voting Agreement, dated as of November 15, 1999, among Infogrames Entertainment S.A., California U.S. Holdings, Inc., GAP 16, GAP 19, GAP II, GAP 54, GAPCO and GAPCO II is incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by General Atlantic Partners, LLC and certain of its affiliates on December 23, 1999.
10.34	Right of First Refusal Offer Agreement, dated November 15, 1999, by and among California U.S. Holdings, Inc. and the Lenders named therein is incorporated herein by reference to Exhibit 13 to the Schedule 13D filed by Infogrames Entertainment SA and California U.S. Holdings, Inc. on December 14, 1999.
10.35	Amended and Restated Unconditional Subsidiary Guaranty Agreement, dated as of November 15, 1999, among certain subsidiaries of the Company, California U.S. Holdings, Inc. and First Union National Bank, as administrative agent, for the benefit of the Lenders is incorporated herein by reference to Exhibit 15 to the Schedule 13D filed by Infogrames Entertainment SA and California U.S. Holdings, Inc. on December 14, 1999.
10.36	Second Amended and Restated Security Agreement, dated as of November 15, 1999, by and among the Company, certain of its subsidiaries, First Union National Bank, as Administrative Agent, and California U.S. Holdings, Inc. is incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on November 19, 1999.
10.37	Second Amended and Restated Pledge Agreement, dated as of November 15, 1999, by the Company and certain of its subsidiaries in favor of First Union National Bank, as Administrative Agent, and California U.S. Holdings, Inc. is incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on November 19, 1999.
10.38	Securities Purchase Agreement, dated as of November 15, 1999, by and among Infogrames Entertainment S.A., California U.S. Holdings, Inc. and the Company is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on 8-K filed on November 19, 1999.
10.39	Securities Exchange Agreement, dated as of November 15, 1999, by and among the Company, General Atlantic Partners 54, L.P., and GAP Coinvestment Partners II, L.P. is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on 8-K filed on November 19, 1999.
10.40	Promissory Note of the Company in the aggregate principal amount of $25,000,000 payable to California U.S. Holdings, Inc. is incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on 8-K filed on November 19, 1999.
10.41	Master Assignment and Acceptance, dated as of February 15, 2000, by and among the Company, the Assignors and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.26g to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.

Part II

Number	Description

10.42	Reimbursement and Cash Collateral Agreement, dated as of February 15, 2000, by and between the Company and First Union National Bank is incorporated herein by reference to Exhibit 10.26k to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.43	Collateral Assignment Agreement, dated as of February 15, 2000, by and among First Union National Bank, Infogrames SA, the Company and the Guarantors is incorporated herein by reference to Exhibit 10.26l to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.44	Letter Agreement, dated as of November 30, 2001, between the Company and BNP Paribas is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on February 14, 2002.
10.45	Stock Purchase Agreement, dated as of April 23, 2002, by and among Interplay Entertainment Corp., Shiny Entertainment, Inc., David Perry, Shiny Group, Inc. and the Company is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 15, 2002.
10.46	Amendment No. 1 to Stock Purchase Agreement, dated as of April 30, 2002 by and among Interplay Entertainment Corp., Shiny Entertainment, Inc., David Perry, Shiny Group, Inc. and the Company is incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on May 15, 2002.
10.47	The 1995 Stock Incentive Plan (as amended on October 31, 1996) is incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed December 6, 1996.
10.48	The 1997 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
10.49	The 1997 Stock Incentive Plan (as amended on June 17, 1998) is incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
10.50	The 2000 Stock Incentive Plan is incorporated herein by reference to Appendix B to the Company’s proxy statement dated June 29, 2000.
10.51	Description of the Company’s Executive Bonus Plan, is incorporated herein by reference to Exhibit 10.59 to the Company’s Transitional Report on Form 10-K for the fiscal year ended March 31, 2003.
10.52	Employment Agreement, dated as of June 1, 2002, by and between Harry M. Rubin and the Company is incorporated herein by reference to Exhibit 10.6d to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002.
10.53	Letter Agreement, dated April 20, 2000, by and between David J. Fremed and the Company is incorporated herein by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.54	Letter Agreement, dated September 7, 2000, by and between Lisa S. Rothblum and the Company is incorporated herein by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.55***	Medium-Term Loan Agreement of IESA, dated as of April 22, 2002 by and between the Company and IESA.
10.56	Agreement of Lease, dated as of December 12, 1996, by and between the Company and F.S. Realty Corp is incorporated herein by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996.
10.57	Lease Agreement between the Company and Netbreeders Realty LLC, dated November 1, 1999, is incorporated herein by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.

Part II

Number		Description

10.58		Sublease Agreement between the Company and SAVI Technology, Inc., dated May 30, 2001, is incorporated herein by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.59		Lease Agreement between the Company and Edward Silver, Co-Trustee of the Silver Trust and Paul Weinstein, Co-Trustee of the Weinstein Trust (dba PTL Realty), dated May 7, 2001, is incorporated herein by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.60		Lease Agreement between the Company and MV 1997, L.L.C., dated November 24, 1997, is incorporated herein by a reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.61		Lease Agreement between the Company and Northwest Properties Realty Corp., dated February 22, 1999, is incorporated herein by a reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.62***	†	Licensed Publisher Agreement between the Company and Sony Computer Entertainment America Inc., dated January 19, 2003.
10.63***	†	XBox Publisher License Agreement between the Company and Microsoft Corporation, dated April 18, 2000.
10.64***		Sublicense Agreement between the Company and Funimation Productions, Inc., dated October 27, 1999.
10.65***		Amendment One to the Sublicense Agreement between the Company and Funimation Productions, Inc., dated April 20, 2002.
10.66***		Amendment Two to the Sublicense Agreement between the Company and Funimation Productions, Inc., dated June 15, 2002.
10.67***		Amendment Three to the Sublicense Agreement between the Company and Funimation Productions, Inc., dated October 15, 2002.
10.68***		Amendment Four to the Sublicense Agreement between the Company and Funimation Productions, Inc., dated November 13, 2002.
10.69***		Amendment Five to the Sublicense Agreement between the Company and Funimation Productions, Inc., dated February 21, 2003.
10.70		Agreement Regarding Satisfaction of Debt and License Amendment among the Company, Infogrames Entertainment S.A. and California U.S. Holdings, Inc. dated September 4, 2003.
10.71***		Amended Trademark License Agreement between the Company and Infogrames Entertainment S.A., dated September 4, 2003.
23.1*		Consent of Arthur Andersen LLP.
23.2***		Consent of Deloitte & Touche LLP.
23.3		Consent of Clifford Chance US LLP (included in Exhibit 5.1).
24.1***		Power of Attorney.

*	To be filed by amendment.

**	Incorporated by reference to registrant’s registration statement on Form S-1 (File No. 333-14441) initially filed with the SEC on October 20, 1995, and all amendments thereto.

***	Previously filed.

†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended.

Part II

Item 17.     Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 17, 2003.

ATARI, INC.

By:

Name: David J. Fremed
Title: Chief Financial Officer

Date: September 17, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title(s)

* Bruno Bonnell	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer) and Director
* Denis Guyennot	Director and President, Chief Operating Officer and Secretary

/s/ DAVID J. FREMED David J. Fremed	Chief Financial Officer (principal financial officer and principal accounting officer)

* James Ackerly	Director

S- 1

Signature	Title(s)

* James Caparro	Director

* Thomas A. Heymann	Director

* Ann E. Kronen	Director

* Thomas J. Mitchell	Director

* Thomas Schmider	Director

* David Ward	Director

*/s/ David J. Fremed David J. Fremed Attorney-in-fact

S- 2

Exhibit Index

Number	Description

1.1	Underwriting Agreement.
2.1	Agreement and Plan of Reorganization by and among the Company, GT Acquisition Sub, Inc., WizardWorks Group, Inc. and the Stockholders of WizardWorks Group, Inc., dated June 24, 1996 is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 9, 1996.
2.2	Escrow Agreement by and among the Company, Paul D. Rinde, as the Stockholder Representative of WizardWorks Group, Inc., and Republic National Bank of New York, as Escrow Agent, dated June 24, 1996 is incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on July 9, 1996.
4.1**	Specimen Form of Stock Certificate of Common Stock.
4.2	Stockholders’ Agreement by and among Joseph J. Cayre, Kenneth Cayre, Stanley Cayre, Jack J. Cayre, the Trusts listed on Schedule I attached thereto and the Company is incorporated herein by reference to an exhibit filed as a part of the Company’s Registration Statement on Form S-1 filed October 20, 1995.
4.3	Amendment to Stockholders Agreement, dated as of December 18, 1995, by and among Joseph J. Cayre, Kenneth Cayre, Stanley Cayre, Jack J. Cayre, the Trusts parties thereto and the Company is incorporated herein by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996.
4.4	Registration Rights Agreement by and among Joseph J. Cayre, Kenneth Cayre, Stanley Cayre, Jack J. Cayre, the Trusts listed on Schedule I attached thereto and the Company is incorporated herein by reference to an exhibit filed as a part of the Company’s Registration Statement on Form S-1 filed October 20, 1995.
4.5	Amended and Restated Registration Rights Agreement, dated as of February 15, 2000, between California U.S. Holdings, Inc. and the Company is incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
4.6***	Second Amended and Restated Registration Rights Agreement, dated as of October 2, 2000, between California U.S. Holdings, Inc. and the Company.
5.1*	Opinion of Clifford Chance US LLP, regarding the legality of the Common Stock being registered.
10.1	Distribution Agreement between Infogrames Entertainment SA and the Company, dated as of December 16, 1999, is incorporated herein by reference to Exhibit 7 to the Schedule 13D filed by Infogrames Entertainment SA and California U.S. Holdings, Inc. on January 10, 2000.
10.2	Amendment to Distribution Agreement between Infogrames Entertainment SA and the Company dated as of July 1, 2000, is incorporated herein by reference to Exhibit 10.26a to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.3	Services Agreement, dated as of January 1, 2000, between Infogrames Entertainment SA and the Company is incorporated herein by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.4	Services Agreement, dated as of January 26, 2001, between the Company and Infogrames Interactive, Inc. is incorporated herein by reference to Exhibit 10.46 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.5	Sales Agency Agreement dated as of December 16, 1999 between Infogrames North America, Inc. and the Company is incorporated herein by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.

Number	Description

10.6	Affiliated Label Agreement dated as of July 1, 2000 between Infogrames North America, Inc. and the Company is incorporated herein by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.7	Warehouse Services Contract, dated March 2, 1999, by and between the Company and Arnold Transportation Services, Inc. t/d/b/a Arnold Logistics is incorporated herein by reference to Exhibit 10.50 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999.
10.8	Credit Agreement, dated as of September 11, 1998, by and among the Company, the Lenders thereto, NationsBanc Montgomery Securities, LLC, as Syndication Agent, Fleet Bank, N.A., as Documentation Agent, and First Union National Bank, as Administrative Agent, is incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.
10.9	Second Amendment, Waiver and Agreement, dated as of June 29, 1999, by and among the Company, the Lenders thereto and First Union National Bank, as Administrative Agent, is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on 8-K filed on August 5, 1999.
10.10	Third Amendment, Consent, Waiver and Agreement, dated as of November 15, 1999, by and among the Company, the Lenders thereto and First Union National Bank, as Administrative Agent is incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 19, 1999.
10.11	Fourth Amendment to the Credit Agreement, dated as of February 15, 2000, by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.26j to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.12	Fifth Amendment to the Credit Agreement, dated as of March 31, 2000, by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.26m to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.13	Sixth Amendment to the Credit Agreement, dated as of June 29, 2000, by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.26n to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.14	Seventh Amendment to the Credit Agreement, dated as of September 30, 2000, by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on February 14, 2001.
10.15	Eighth Amendment to the Credit Agreement, dated as of December 22, 2000, by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on February 14, 2001.
10.16	Ninth Amendment to the Credit Agreement, dated as of June 7, 2001, to the Credit Agreement by and between the Company and Infogrames Entertainment SA, is incorporated herein by reference to Exhibit 10.28o to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.17	Tenth Amendment to the Credit Agreement, dated as of December 31, 2001, to the Credit Agreement by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on 10-Q filed on February 14, 2002.
10.18	Eleventh Amendment to the Credit Agreement, dated as of March 29, 2002, to the Credit Agreement by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on 10-Q filed on May 15, 2002.

Number	Description

10.19	Twelfth Amendment to the Credit Agreement, dated as of June 30, 2002, to the Credit Agreement by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.28r to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002.
10.20	Thirteenth Amendment to the Credit Agreement, dated as of September 30, 2002, to the Credit Agreement by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.28t to the Company’s Transition Report on Form 10-K for the fiscal year ended March 31, 2003.
10.21	Fourteenth Amendment to the Credit Agreement, dated as of December 31, 2002, to the Credit Agreement by and between the Company and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.28t to the Company’s Transition Report on Form 10-K for the fiscal year ended March 31, 2003.
10.22	Credit Agreement, dated as of November 12, 2002, among the Company, as Borrower, the other credit parties signatory thereto, the lenders signatory thereto from time to time, General Electric Capital Corporation, as Administrative Agent, Agent and Lender, and GECC Capital Markets Group, Inc., as Lead Arranger, is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated filed on November 19, 2002.
10.23	First Amendment and Consent to the Credit Agreement, dated as of March 28, 2003, among the Company, as Borrower, the other credit parties signatory thereto, the lenders signatory thereto from time to time, General Electric Capital Corporation, as Administrative Agent, Agent and Lender, is incorporated herein by reference to Exhibit 10.57a to the Company’s Transition Report on Form 10-K for the fiscal year ended March 31, 2003.
10.24	Second Amendment and Consent to the Credit Agreement, dated as of April 15, 2003, among the Company, as Borrower, the other credit parties signatory thereto, the lenders signatory thereto from time to time, General Electric Capital Corporation, as Administrative Agent, Agent and Lender, is incorporated herein by reference to Exhibit 10.57b to the Company’s Transition Report on Form 10-K for the fiscal year ended March 31, 2003.
10.25	Third Amendment and Waiver to the Credit Agreement, dated as of July 11, 2003, among the Company, as Borrower, the other credit parties signatory thereto, the lenders signatory thereto from time to time, General Electric Capital Corporation, as Administrative Agent, Agent and Lender, is incorporated herein by reference to Exhibit 10.57c to the Company’s Transition Report on Form 10-K for the fiscal year ended March 31, 2003.
10.26	Intercreditor and Subordination Agreement, dated as of November 12, 2002, among Infogrames Entertainment S.A, California U.S. Holdings, Inc., General Electric Capital Corporation and the Credit Parties signatory hereto, is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on February 14, 2003.
10.27	Form of GAP 54 Note is incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by General Atlantic Partners, LLC and certain of its affiliates on December 23, 1999.
10.28	Form of GAPCO II Note is incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by General Atlantic Partners, LLC and certain of its affiliates on December 23, 1999.
10.29	5% Subordinated Convertible Note of the Company is incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by Infogrames Entertainment S.A. and California U.S. Holdings, Inc. on January 10, 2000.

Number	Description

10.30	Stock Purchase Agreement, dated February 8, 1999, among the Company, General Atlantic Partners 54, L.P. and GAP Coinvestment Partners II, L.P. is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on 8-K filed on March 2, 1999.
10.31	Letter Agreement, dated June 29, 1999, among GAP 54, GAPCO II, Joseph J. Cayre, Kenneth Cayre and Stanley Cayre is incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by General Atlantic Partners, LLC and certain of its affiliates on August 10, 1999.
10.32	Form of Option Agreement, dated as of July 30, 1999, among GAP 54, GAPCO II and the other parties named therein is incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by General Atlantic Partners, LLC and certain of its affiliates on August 10, 1999.
10.33	Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and California U.S. Holdings, Inc. is incorporated herein by reference to Exhibit 11B to the Schedule 13D filed by Infogrames Entertainment S.A. and California U.S. Holdings, Inc. on December 14, 1999.
10.33	Equity Purchase and Voting Agreement, dated as of November 15, 1999, among Infogrames Entertainment S.A., California U.S. Holdings, Inc., GAP 16, GAP 19, GAP II, GAP 54, GAPCO and GAPCO II is incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by General Atlantic Partners, LLC and certain of its affiliates on December 23, 1999.
10.34	Right of First Refusal Offer Agreement, dated November 15, 1999, by and among California U.S. Holdings, Inc. and the Lenders named therein is incorporated herein by reference to Exhibit 13 to the Schedule 13D filed by Infogrames Entertainment SA and California U.S. Holdings, Inc. on December 14, 1999.
10.35	Amended and Restated Unconditional Subsidiary Guaranty Agreement, dated as of November 15, 1999, among certain subsidiaries of the Company, California U.S. Holdings, Inc. and First Union National Bank, as administrative agent, for the benefit of the Lenders is incorporated herein by reference to Exhibit 15 to the Schedule 13D filed by Infogrames Entertainment SA and California U.S. Holdings, Inc. on December 14, 1999.
10.36	Second Amended and Restated Security Agreement, dated as of November 15, 1999, by and among the Company, certain of its subsidiaries, First Union National Bank, as Administrative Agent, and California U.S. Holdings, Inc. is incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on November 19, 1999.
10.37	Second Amended and Restated Pledge Agreement, dated as of November 15, 1999, by the Company and certain of its subsidiaries in favor of First Union National Bank, as Administrative Agent, and California U.S. Holdings, Inc. is incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on November 19, 1999.
10.38	Securities Purchase Agreement, dated as of November 15, 1999, by and among Infogrames Entertainment S.A., California U.S. Holdings, Inc. and the Company is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on 8-K filed on November 19, 1999.
10.39	Securities Exchange Agreement, dated as of November 15, 1999, by and among the Company, General Atlantic Partners 54, L.P., and GAP Coinvestment Partners II, L.P. is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on 8-K filed on November 19, 1999.
10.40	Promissory Note of the Company in the aggregate principal amount of $25,000,000 payable to California U.S. Holdings, Inc. is incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on 8-K filed on November 19, 1999.

Number	Description

10.41	Master Assignment and Acceptance, dated as of February 15, 2000, by and among the Company, the Assignors and Infogrames Entertainment SA is incorporated herein by reference to Exhibit 10.26g to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.42	Reimbursement and Cash Collateral Agreement, dated as of February 15, 2000, by and between the Company and First Union National Bank is incorporated herein by reference to Exhibit 10.26k to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.43	Collateral Assignment Agreement, dated as of February 15, 2000, by and among First Union National Bank, Infogrames SA, the Company and the Guarantors is incorporated herein by reference to Exhibit 10.26l to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.44	Letter Agreement, dated as of November 30, 2001, between the Company and BNP Paribas is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on February 14, 2002.
10.45	Stock Purchase Agreement, dated as of April 23, 2002, by and among Interplay Entertainment Corp., Shiny Entertainment, Inc., David Perry, Shiny Group, Inc. and the Company is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 15, 2002.
10.46	Amendment No. 1 to Stock Purchase Agreement, dated as of April 30, 2002 by and among Interplay Entertainment Corp., Shiny Entertainment, Inc., David Perry, Shiny Group, Inc. and the Company is incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on May 15, 2002.
10.47	The 1995 Stock Incentive Plan (as amended on October 31, 1996) is incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed December 6, 1996.
10.48	The 1997 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
10.49	The 1997 Stock Incentive Plan (as amended on June 17, 1998) is incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
10.50	The 2000 Stock Incentive Plan is incorporated herein by reference to Appendix B to the Company’s proxy statement dated June 29, 2000.
10.51	Description of the Company’s Executive Bonus Plan, is incorporated herein by reference to Exhibit 10.59 to the Company’s Transitional Report on Form 10-K for the fiscal year ended March 31, 2003.
10.52	Employment Agreement, dated as of June 1, 2002, by and between Harry M. Rubin and the Company is incorporated herein by reference to Exhibit 10.6d to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002.
10.53	Letter Agreement, dated April 20, 2000, by and between David J. Fremed and the Company is incorporated herein by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
10.54	Letter Agreement, dated September 7, 2000, by and between Lisa S. Rothblum and the Company is incorporated herein by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.55***	Medium-Term Loan Agreement of IESA, dated as of April 22, 2002 by and between the Company and IESA.
10.56	Agreement of Lease, dated as of December 12, 1996, by and between the Company and F.S. Realty Corp is incorporated herein by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996.

Number		Description

10.57		Lease Agreement between the Company and Netbreeders Realty LLC, dated November 1, 1999, is incorporated herein by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.58		Sublease Agreement between the Company and SAVI Technology, Inc., dated May 30, 2001, is incorporated herein by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.59		Lease Agreement between the Company and Edward Silver, Co-Trustee of the Silver Trust and Paul Weinstein, Co-Trustee of the Weinstein Trust (dba PTL Realty), dated May 7, 2001, is incorporated herein by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.60		Lease Agreement between the Company and MV 1997, L.L.C., dated November 24, 1997, is incorporated herein by a reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.61		Lease Agreement between the Company and Northwest Properties Realty Corp., dated February 22, 1999, is incorporated herein by a reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
10.62***	†	Licensed Publisher Agreement between the Company and Sony Computer Entertainment America Inc., dated January 19, 2003.
10.63***	†	XBox Publisher License Agreement between the Company and Microsoft Corporation, dated April 18, 2000.
10.64***		Sublicense Agreement between the Company and Funimation Productions, Inc., dated October 27, 1999.
10.65***		Amendment One to the Sublicense Agreement between the Company and Funimation Productions, Inc., dated April 20, 2002.
10.66***		Amendment Two to the Sublicense Agreement between the Company and Funimation Productions, Inc., dated June 15, 2002.
10.67***		Amendment Three to the Sublicense Agreement between the Company and Funimation Productions, Inc., dated October 15, 2002.
10.68***		Amendment Four to the Sublicense Agreement between the Company and Funimation Productions, Inc., dated November 13, 2002.
10.69***		Amendment Five to the Sublicense Agreement between the Company and Funimation Productions, Inc., dated February 21, 2003.
10.70		Agreement Regarding Satisfaction of Debt and License Amendment among the Company, Infogrames Entertainment S.A. and California U.S. Holdings, Inc. dated September 4, 2003.
10.71***		Amended Trademark License Agreement between the Company and Infogrames Entertainment S.A., dated September 4, 2003.
23.1*		Consent of Arthur Andersen LLP.
23.2***		Consent of Deloitte & Touche LLP.
23.3*		Consent of Clifford Chance US LLP (included in Exhibit 5.1).
24.1***		Power of Attorney.

*	To be filed by amendment.

**	Incorporated by reference to registrant’s registration statement on Form S-1 (File No. 333-14441) initially filed with the SEC on October 20, 1995, and all amendments thereto.

***	Previously filed.

†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended.